SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04039513

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P,E, 7/1/04

For the month of July, 2004

Commission File Number: 000-16977

STOLT-NIELSEN S.A.
(Translation of registrant's name into English)

c/o Stolt-Nielsen Limited
Aldwych House
71-91 Aldwych
London WC2B HN
ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F X FORM 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

In accordance with General Instructions B, item (iii), and C(2), attached herewith is the Annual Report to Shareholders covering the registrant's fiscal year ended November 30, 2003 in respect of the registrant and its subsidiaries on a consolidated basis.

The above Report was mailed on July 20, 2004 by Citibank N.A. to registered holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the registrant) of record as of July 9, 2004.

The Report has also been posted on the Company's website.

Certain statements contained in the above materials furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the terms, conditions and amount of the Company's indebtedness; the Company's ability to comply with its financing agreements; Stolt Offshore S.A.'s ability to deliver fixed price contracts in accordance with customer expectations and recover costs on significant projects; the success of Stolt Offshore S.A.'s financial and operational restructuring efforts; the general economic conditions and competition in the markets and businesses in which the Company operates; the outcome of legal proceedings and the Company's status in the U.S. Department of Justice amnesty program; the impact of negative publicity; environmental challenges and natural conditions facing the Company's aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; the Company's relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements, which only speak as of the date of this Form 6-K. The Company does not undertake any obligation to release publicly any revisions of the forward-looking statements to reflect events or circumstances as of the date of this Form 6-K or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws and regulations.

2003

annual report

STOLT-NIELSEN S.A.

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Business Overview

Stolt-Nielsen Transportation Group

Provides — Transportation services for bulk liquids by intercontinental parcel tankers, coastal tankers, river parcel tankers, tank containers, and rail; storage and handling services for bulk liquids; integrated transportation solutions for its customers on a worldwide basis.

Key Statistics — 4,500 Employees, 21 Offices, 125 Parcel Tankers with 2.1 Million Deadweight Tons of Capacity, 15,999 Tank Containers, 5 Terminals with 7.6 Million Barrels of Storage, 388 Rail Cars

Customer Base — Chemical manufacturers, traders of chemicals, edible oil manufacturers, traders of edible oils, petroleum refiners and traders, and oleo chemical manufacturers.

Stolt Sea Farm

Produces and Markets — Atlantic Salmon, Salmon Trout, Turbot, Halibut, Sturgeon, Caviar, Tuna, and Tilapia.

Key Statistics — 2,500 Employees, 22 Offices, Harvest Volumes: 61,300 Tons of Atlantic Salmon, Salmon Trout and Coho, 120 Tons of Halibut, 2,500 Tons of Turbot, 1,130 Tons of Tuna, 190 Tons of Sturgeon, Sales Volumes: 3,500 Kilos of Caviar

Customer Base — Processors, smokers, distributors, retailers, and food services.

Stolt Offshore

Provides — Services in three main market sectors:

Subsea Umbilicals, Risers & Flowlines — key elements of deepwater offshore oil and gas fields.
Conventional — the manufacture and installation of offshore platforms in West Africa and associated pipelines.
IMR — Inspection, maintenance and repair of offshore platforms and pipelines throughout the working life of an offshore oil field.

Key Statistics — 6,800 Employees, 27 Offices, 38 Ships; 8 construction, 4 flowline lay, 7 survey / IRM, 8 Anchored Construction & Maintenance, 7 Heavy Lift & Barges, 4 Tugs & Other

Customer Base — Oil companies and natural gas companies.

SeaSupplier

Provides — Software and professional services for the procurement process in the marine industry.

Key Statistics — 20 Employees, 5 Offices

Customer Base — Marine industry.

financial highlights

(in U.S. $ millions, except per share data) For the years ended November 30,	2003	2002	2001
Operating revenue	$ 3,026.4	$ 2,908.1	$ 2,741.6
(Loss) income from operations	$ (369.8)	$ (49.1)	$ 162.9
(Loss) net income	$ (316.0)	$ (102.8)	$ 23.7
Cash flows from operations	$ 81.5	$ 136.6	$ 123.1
(Loss) earnings per share			
Basic	$ (5.75)	$ (1.87)	$ 0.43
Diluted	$ (5.75)	$ (1.87)	$ 0.43
Weighted average number of Common shares and equivalents outstanding			
Basic	54.9	54.9	54.9
Diluted	54.9	54.9	55.3
Cash dividends paid per share	$ 0.25	$ 0.25	$ 0.25

(in U.S. $ millions, except per share data) As of November 30,	2003	2002	2001
Long-term debt and capital lease obligations (including current portion)	$ 1,220.2	$ 1,320.1	$ 1,408.8
Shareholders' equity	$ 694.2	$ 989.8	$ 1,100.6
Book value per share	$ 12.63	$ 18.01	$ 20.04
Total number of Common shares outstanding	54.9	54.9	54.9


STOLT SEA FARM
OTHER 1.6
461.8
1,080.7
STOLT-NIELSEN TRANSPORTATION GROUP
1,482.3
STOLT OFFSHORE

2003 REVENUE BY BUSINESS
(U.S. $ millions)


$1,850.0
$2,343.0
$2,741.6
$2,908.1
$3,026.4
99 00 01 02 03

OPERATING REVENUE
(U.S. $ millions)


STOLT SEA FARM
OTHER 6.1
520.0
1,810.7
STOLT-NIELSEN TRANSPORTATION GROUP
1,242.6
STOLT OFFSHORE

2003 IDENTIFIABLE ASSETS BY BUSINESS
(U.S. $ millions as of Nov. 30, 2003)


$207.4
$143.5
$123.1
$136.6
$81.5
99 00 01 02 03

CASH FLOWS FROM OPERATIONS
(U.S. $ millions)



JACOB STOLT-NIELSEN
Chairman



NIELS G. STOLT-NIELSEN
Chief Executive Officer

MESSAGE FROM THE CHAIRMAN AND CEO:

2003 was an immensely difficult year for Stolt-Nielsen S.A. (SNSA). While we still have many challenges ahead of us, we believe there is cause for optimism as 2004 unfolds.

SNSA reported a full-year net loss of $316.0 million in 2003. At Stolt Offshore S.A. (SOSA), the challenges and costs of turning this business around far exceeded the expectations of everyone. For the full year, SOSA reported a net loss of $418.1 million in asset write-downs and operating losses, before SNSA minority interests. Stolt Sea Farm (SSF) also suffered a disappointing year with significant losses, as oversupply continued to hold down salmon prices. Stolt-Nielsen Transportation Group (SNTG) was the only highlight of 2003, reporting solid operating results for the year. SNTG is the foundation on which this Company was built and it remains strong.

At the beginning of 2003, we knew there would be a difficult task ahead turning SOSA around. It was not until the third quarter, however, when Tom Ehret, the new SOSA Chief Executive Officer, had delivered his Blueprint for financial recovery, that the magnitude of the task and extent of the losses became clear. These losses put both SOSA and SNSA in breach of the financial covenants in their major credit agreements. Both SNSA and SOSA spent considerable time for the rest of the year and into early 2004 negotiating with their lending groups to obtain the waivers (a total of four for SNSA alone!) necessary to provide time to address their problems, while at the same time raising enough cash to run the businesses and pay maturing loans.

Among the actions taken by SNSA to improve liquidity were the sale and leaseback of three small ships with Dr. Peters GmbH & Co. for gross proceeds of $50.0 million, the sale of 30 percent of Stolt Sea Farm's bluefin tuna quota for gross proceeds of $25.8 million, the sale of our Vopak and Univar shares for $16.5 million and the sale in early 2004 of our minority interest in Dovechem Stolthaven Ltd. for $24.4 million.

In January 2004, SNSA raised $104 million of equity in a private placement with institutional investors. The sale represented both a welcome vote of investor confidence and an important step toward our goal of improving SNSA's balance sheet and restoring the Company's financial strength. In March 2004, SNSA replaced a maturing credit facility with a new $130 million credit revolver led by Deutsche Bank.

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WE EXPECT THE IMPROVEMENT IN BUSINESS CONDITIONS FOR OUR TRANSPORTATION BUSINESS TO ACCELERATE. SALMON PRICING HAS BEGUN TO IMPROVE. WE BELIEVE THE NEW MANAGEMENT TEAM AT SOSA IS ON THE RIGHT TRACK — ALTHOUGH CHALLENGES REMAIN.

STOLT-NIELSEN TRANSPORTATION GROUP



SNTG is the foundation on which this Company was built and it remains strong.

In mid-February 2004, SOSA raised $100.1 million in a private placement with European investors. As a condition for the new equity injection, SOSA obtained a new bonding facility of $100 million from its bank syndicate and reworked the financial covenants of its bank debt. In addition, SNSA agreed to convert its 34 million Class B Shares in SOSA, into 17 million new SOSA Common Shares and also agreed to convert $50 million of subordinated debt into 22.7 million SOSA Common Shares. In late May 2004 SOSA completed a second equity offering raising gross proceeds of $65.8 million.

For SOSA these actions resulted in a $215.9 million strengthening of equity in its balance sheet, before transaction costs, and should provide enough cash and performance bonds in 2004 for SOSA to compete as an independent competitive subsea contractor.

At the end of February 2004, SNSA sold two million shares in SOSA at the market price. Our economic interest in SOSA, as a result of these transactions, was reduced from about 63.5 percent to 41.7 percent. Our voting control in SOSA was reduced from 69.2 percent to 41.7 percent.

OUR OUTLOOK IS FURTHER ENHANCED BY THE IMPROVING FORTUNES OF OUR CUSTOMERS. THE CHEMICAL INDUSTRY, AFTER A PERIOD OF PROTRACTED WEAKNESS, IS CLEARLY REBOUNDING, AS EVIDENCED BY THE STRONG TREND IN RECENT EARNINGS REPORTS.

For SNSA, the SOSA equity transactions and SNSA's sale of SOSA shares resulted in a deconsolidation of SOSA which, together with the SNSA equity raised, put the Company back in compliance with our original financial covenants. SNSA now has sufficient cash to meet its obligations for the foreseeable future.

We are proud to say that despite the difficulties SNSA and SOSA faced, to date no lender who stood by us has lost a single penny!

The year also was marked by the ongoing investigations of the U.S. Department of Justice and the Competition Directorate of the European Commission. In March 2004, we announced that the Antitrust Division of the U.S. Department of Justice had voided its Conditional Leniency Agreement with the Company and revoked Stolt-Nielsen's conditional acceptance into the Division's Corporate Leniency Program. We fundamentally disagree with the Department of Justice's decision, and the Company's legal counsel will vigorously challenge it. In addition, several smaller customers, SNTG's largest single customer and indirect purchasers have filed suit against the Company alleging damages from collusive conduct. The new management team at SNTG is fully focused on continuing to provide its customers with outstanding levels of quality service at competitive rates. We would also like to assure you that the Company's Code of Business Conduct is strictly enforced and that its regulatory compliance policies are designed to ensure that the Company and its employees operate in full compliance with the laws of the countries in which the Company does business.

The world's shipping industry is in the midst of a spectacular boom.

After the nearly overwhelming number of challenges we faced in 2003, we are encouraged by the outlook for 2004. Global economic conditions appear to be strengthening — a tide that will lift all boats. We expect the improvement in business conditions for our transportation business to accelerate. Salmon pricing has begun to improve. We believe the new management team at SOSA is on the right track — although challenges remain.

Stolt-Nielsen Transportation Group — The world's shipping industry is in the midst of a spectacular boom. Container ships, oil tankers and bulk carriers are generating strong profits. Fueling the boom are three major factors: strengthening global economic conditions, China's all-but-insatiable appetite for raw materials, and the fact that many sectors of the shipping industry have been substantially under-invested over the past 20 years. In short, markets are strong and there are not enough ships to go around.

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SNTG's long-term strategic focus on the development of integrated logistic solutions had a distinctly positive impact on our 2003 performance, by providing customers with integrated tanker/terminal solutions that resulted in mutually beneficial efficiencies.

We also feel the strength of this boom in our own market niche of specialty chemicals. We now benefit from the substantial newbuilding program we undertook in the late 1990s. Given the strong market forecast, we are pleased to have eight new time chartered ships that will be delivered to us between 2004 and 2006, with four due in 2004. The order book for parcel tankers is currently at about 14 percent of the existing fleet, compared with nearly 20 percent in the late 1990s.

Our outlook is further enhanced by the improving fortunes of our customers. The chemical industry, after a period of protracted weakness, is clearly rebounding, as evidenced by the strong trend in recent earnings reports.

Taken together, these indicators point toward a period of growing strength in the parcel tanker market over the next few years.

For 2003, Stolt-Nielsen Transportation Group posted solid results. While reported income from operations of $83.8 million in 2003 was down from $120.8 million in 2002, the 2003 results included $15.5 million of legal costs and losses of $5.4 million from the sale of

WE ARE OPTIMISTIC WITH REGARD TO THE OUTLOOK FOR OUR TRANSPORTATION BUSINESS, BOTH FOR THE IMMEDIATE FUTURE AND THE NEXT SEVERAL YEARS.

shares in Vopak and Univar. We also took provisions for the impairment of our investments in our U.S. flag joint venture of $7.5 million and our investment in Dovechem of $10.4 million. We exited both of these joint ventures in early 2004.

We endeavor to provide the high level of innovative service and quality that has long been the hallmark of our Company. In doing so, we not only maintained our key relationships, but also in many instances significantly increased our business with core customers. SNTG's long-term strategic focus on the development of integrated logistic solutions had a distinctly positive impact on our 2003 performance, by providing customers with integrated tanker/terminal solutions that resulted in mutually beneficial efficiencies.

Stolthaven Terminals continued to operate at close to capacity in 2003, achieving 97 percent utilization for the full year. Our terminal operations are both profitable and key to our integrated logistic solutions strategy. Though our existing terminals are almost fully utilized, room remains for expansion. Pursuing such opportunities will be among our priorities.

The implementation of sophisticated information technology has enabled our tank container operation to achieve remarkable levels of efficiency. For the full year, Stolt Tank Containers averaged 79 percent utilization, just slightly below our theoretical maximum of 80 percent.

Stolt Tank Containers had another good year in 2003, despite continued pressure on prices and margins. Performance was driven primarily by an increase in shipments and improved utilization. The implementation of sophisticated information technology has enabled our tank container operation to achieve high levels of efficiency. For the full year, Stolt Tank Containers averaged 79 percent utilization, slightly below our theoretical maximum of 80 percent.

James B. Hurlock was appointed Interim Chief Executive Officer of SNTG in July 2003. Jim is no stranger to the Company, being already a Director of Stolt Offshore S.A. He provided invaluable leadership and expertise, in dealing with the investigations by the U.S. Department of Justice and European authorities, and related lawsuits. His focus on these issues contributed substantially to management's ability to remain fully engaged in the continuing success of SNTG. In June 2004 we named Otto Fritzner permanent Chief Executive Officer of SNTG.

2003 MARKED THE 30TH ANNIVERSARY OF THE FOUNDING OF STOLT SEA FARM.

STOLT SEA FARM



Positive forecasts of expert observers notwithstanding, 2003 proved to be yet another very disappointing year for both Stolt Sea Farm and the industry as a whole. While salmon prices did firm in North America, the recovery in Europe failed to materialize.

The day-to-day routine of life at sea is sometimes abruptly transformed by urgent matters of life and death. At such times, the character of a ships crew is quickly measured. In 2003, SNTG vessels answered calls from ships in distress on three occasions. As a result of the actions of *Stolt Capability* in the rescue of 13 crew members from the Vietnam-registered *Hoang Dat 35*, the United States Coast Guard and Lloyd's List selected the ship's officers and crew to receive the 12th Annual Lloyd's List International Rescue at Sea Award for 2003. Stolthaven Houston was also pleased to be recognized by the Texas Commission on Environmental Quality for being the best-performing public storage terminal on the Houston Shipping Channel, ahead of 200 other regulated sites.

Stolt Sea Farm — Positive forecasts of expert observers notwithstanding, 2003 proved to be yet another very disappointing year for both Stolt Sea Farm and the industry as a whole. While salmon prices did firm in North America, the recovery in Europe failed to materialize.

LOOKING AHEAD, WE ARE ONCE AGAIN HEARING FORECASTS OF A PRICE RECOVERY. GIVEN THE CURRENT FLAT-TO-SLIGHTLY LOWER SALMON BIOMASS, WE BELIEVE THIS TIME THOSE FORECASTS COULD HAVE SOME CREDENCE.

SSF reported a loss from operations of $63.7 million in 2003, compared with the loss from operations of $27.8 million reported in 2002. The large loss in 2003 was largely due to three factors. First, we had what appears to be unauthorized trading activities by an employee in SSF's Tokyo offices and low prices for traded products in Japan. Second, SSF saw a combination of lower volumes and higher costs in the Americas region, which was only partially offset by higher prices. Third, SSF suffered from continued low prices in Europe. SSF also took provisions in 2003 to reflect the impairment of certain tangible and intangible assets.

SSF is addressing the situation in Asia Pacific by putting in place a new management team and improving controls. SSF also reorganized its sales and marketing function in the Americas. Finally, in the fourth quarter of 2003 salmon pricing in Europe finally started to show signs of improvement.

The sustained weakness in the salmon market has been enormously frustrating, particularly given our attempts to diversify our exposure away from the commodity-like nature of salmon farming. While much of the competition was snapping up salmon concessions at inflated prices, we exercised restraint. We diversified into a number of other species. Our investments in turbot, in particular, as well as tuna have been successful. But none of these factors were enough to offset the very low salmon prices due to overproduction.

Looking ahead, we are once again hearing forecasts of a price recovery. Given the current flat-to-slightly lower salmon biomass, we believe this time those forecasts could have some credence. Nevertheless, further industry consolidation is both necessary and likely.

It's hard to believe, but 2003 marked the 30th anniversary of the founding of Stolt Sea Farm. SSF started in 1973 with building its first salmon hatchery at Fjon, 30 kilometers north of Haugesund, Norway. Today, SSF produces and markets salmon, trout, turbot, halibut, sturgeon, caviar, bluefin tuna and tilapia in 22 locations, and employs 2,500 people around the world.

There has been much in the press lately about environmental and quality issues in aquaculture. These issues have been the focus of extensive media coverage and public debate. Indeed, the number of lobbyists and activists with positions on aquaculture is startling. As an aquaculture business, there is nothing we can say or do to satisfy all of these interested parties. What we can do, however, is to adhere rigorously to all regulations governing our industry and to follow our own conscience and set our own high standard. Farmed fish is an

SOSA IS NOT YET OUT OF THE WOODS, BUT AT THIS WRITING THE FUTURE LOOKS FAR BETTER THAN IT DID A FEW SHORT MONTHS AGO.

STOLT OFFSHORE



We now have a strong and talented new management team that is working very hard to restructure, reshape and refocus Stolt Offshore.

excellent source of healthy protein, and it is our responsibility and commitment to meet high standards of husbandry and care for the environment. We also believe that the world's wild fish catch is declining and the world's demand for fish is increasing. The deficit must be made up for by aquaculture.

Stolt Offshore S.A. — 2003 was a brutal year for SOSA. While we believe that our strategy for this business has been good, although, with the benefit of hindsight, we clearly underestimated the extent of the changes that would be necessary, both to our management and to our operating procedures, to make a successful transition from a niche subsea contractor to a profitable EPIC contractor.

Nevertheless, it's important to acknowledge that some good things came out of the 1999 acquisitions, too. SOSA now has a very strong position in the fast growing West Africa market and our commitment is now beginning to pay off. In addition, we continue to be successful in our stable and profitable pre-1999 business in the North Sea and Brazil.

IN 2003, OUR COMPANY FACED UNPRECEDENTED CHALLENGES.
GRANTED MUCH HARD WORK REMAINS TO BE DONE,
BUT GIVEN THE CURRENT INDICATORS AND OUTLOOK,
BETTER DAYS SHOULD LIE AHEAD!

We now have a strong and talented new management team that is working very hard to restructure, reshape and refocus Stolt Offshore. The management team led an exhaustive top-to-bottom strategic analysis and review of SOSA and developed a Blueprint for turn-around. As a result of this rigorous process, substantial changes were made throughout the business, including a complete internal and geographic reorganization, new tendering procedures and contract terms, substantial cost-base reductions, and significant actions to right-size the asset base.

SOSA is not yet out of the woods, but at this writing the future looks far better than it did a few short months ago. Examples of significant recent contract awards are the $550 million Greater Plutonio contract in Angola where BP is the operator and the $280 million Ormen Lange project in the North Sea, where Norske Hydro is the operator. These awards demonstrate the confidence which both major international and national oil company participants in these projects have in SOSA. We are very grateful for their continuing support.

SeaSupplier and Optimum Logistics — While continued weakness in information technology spending made for a slow start in 2003, SeaSupplier Ltd. (SSL) made significant progress in the latter half of the year. Revenues rose in what remained a very challenging sales environment for sales of software and services. At the same time, actions by management to trim operating costs had a significant positive impact on performance. SSL reduced its headcount by half during the year as software development was completed. The year was also highlighted by a number of important contract wins.

SNSA announced in March 2003 the sale of Optimum Logistics Ltd. (OLL) to Elemica, Inc., a consortium of more than 50 of the world's largest chemical companies. As we reported a year ago, Elemica had already selected OLL as its exclusive bulk marine and preferred container marine supply-chain partner. As our relationship with Elemica developed, it became clear that the interests of both SNSA and Elemica would be best served by placing OLL's software and its loyal customer base in the hands of Elemica.

Finance and Dividend — There are no major capital expenditure programs on the near-term horizon, which is fortunate, given our current emphasis on reducing the Company's debt. SNTG has little need for significant near-term capital outlay, thanks to the major newbuilding program completed in 2001 and the availability of cost-effective time charters and other leasing options. Capital investment at SNTG will be somewhat limited in the near term. We do, however, continue to see promising expansion opportunities in our Stolthaven Terminals and Tank Container businesses.

At its November 2003 meeting, the Board of Directors voted not to pay a dividend for the fiscal year ending November 30, 2003.

For 2003 the employee performance incentive plan of SNTG made a payment of $3.8 million. The SSF plan paid out $0.2 million and the SOSA plan paid out $1.4 million.

Outlook — We have learned from the events of the recent past and have taken important steps to put the Company on the right foot going forward as well as prevent similar problems from occurring again. SOSA is now a refinanced stand alone company deconsolidated from SNSA and when the existing guarantees and liquidity line expire, SNSA will no longer be committed to provide any financial support to SOSA going forward. We are confident that SOSA's new management team will create value for its shareholders, and SNSA hopes to benefit from this recovery.

We firmly believe that consolidation is needed in the salmon industry and it is our intention to initiate and actively participate in that consolidation. It is our objective to reduce the Company's exposure to the fluctuating salmon market.

We are optimistic with regard to the outlook for our transportation business, both for the immediate future and the next several years. Order books are close to full at all relevant yards, but those orders are not for chemical tankers. If we were to put in an order today, the earliest delivery would be 2007! The demand for our services is high at present, but we know from experience that it will change with fluctuations in the global economy. What cannot change rapidly is the supply of new chemical tanker tonnage.

In 2003, our Company faced unprecedented challenges. We would like to thank all of our dedicated employees who have shown their commitment throughout these difficult times. Granted much hard work remains to be done, but given the current indicators and outlook, better days should lie ahead!

J. Stolt-Nielsen

Jacob Stolt-Nielsen
Chairman
Stolt-Nielsen S.A.

N.G. Stolt-Nielsen

Niels G. Stolt-Nielsen
Chief Executive Officer
Stolt-Nielsen S.A.

June 22, 2004

BOARD OF DIRECTORS



Jacob Stolt-Nielsen — Mr. Jacob Stolt-Nielsen has served as Chairman of the Company since he founded it in 1959. He also serves as Chairman of the Board of Directors of Stolt Offshore S.A. He held the position of Chief Executive Officer of Stolt-Nielsen S.A. from 1959 until 2000. He was trained as a shipbroker and worked in that capacity in London and New York prior to founding the Company. He holds a degree from Handelsgymnasium, Haugesund, Norway. He is a Norwegian citizen.

Niels G. Stolt-Nielsen — Mr. Niels G. Stolt-Nielsen has served as a Director of the Company since 1996 and as Chief Executive Officer since 2000. He serves as a Director of Stolt Offshore S.A and served as Interim Chief Executive Officer, Stolt Offshore S.A. from September 2002 until March 2003. He held the position of Chief Executive Officer, Stolt Sea Farm from 1996 until September 2001. In 1994 he opened and organized the Company's representative office in Shanghai. He joined the Company in 1990 in Greenwich, CT, working first as a shipbroker and then as a round voyage manager. Mr. Stolt-Nielsen graduated from Hofstra University in 1990 with a BS degree in Business and Finance. Mr. Niels G. Stolt-Nielsen is the son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.

Roelof Hendriks — Mr. Hendriks has served as a Director of the Company since July 7, 2004. He has been Chief Financial Officer and a Member Board of Management of CSM N.V since 2000. Prior to that, he was a Vice Chairman Executive Board, Koninklijke Vopak N.V. He held various positions at Koninklijke Vopak N.V. and its predecessor, Van Ommeren, from 1980 until 2000. Mr. Hendriks received a law degree from Vrije Universiteit, Amsterdam. He is a Dutch citizen.

Erling C. Hjort — Mr. Hjort has served as a Director of the Company since 1995. He is a graduate of the Faculty of Law at the University of Oslo. In 1964 he joined the Norwegian law firm, Wikborg, Rein & Co. in Oslo, where he was admitted to the bar in the same year. In 1970 he was admitted to the bar of the Norwegian Supreme Court and in 1993 he became the Senior Partner in Wikborg, Rein & Co. He is a Norwegian citizen.

James B. Hurlock — Mr. Hurlock has served as a Director of the Company since July 7, 2004. Mr. Hurlock served as Interim Chief Executive Officer of Stolt-Nielsen Transportation Group from July 2003 to June 2004. He also serves as a Director of Stolt Offshore S.A., Orient Express Hotel Ltd., New York Presbyterian Hospital and USA for UNHCR. Mr. Hurlock serves as Chairmen of International Development Law Organization and of Parker School of Foreign and Comparative Law. Mr. Hurlock is a retired partner from the law firm of White & Case LLP and served as Chairman of its Management Committee from 1980 to 2000. He participated in the formation and served on the Board of Northern Offshore Ltd. He holds a BA degree from Princeton University, an MA Jurisprudence from Oxford University and a JD from Harvard Law School. Mr James B. Hurlock is a U.S. citizen.

Christer Olsson — Mr. Olsson has served as a Director of the Company since 1993. He is President and CEO of Wallenius Lines AB and Chairman of WalleniusWilhelmsen Lines A/S. He also serves as Chairman of UECC and the Swedish Club and a Director of B&N AB, Atlantic Container Line AB and the Swedish Shipowners Association. He received his BLL degree from Stockholm University. He is a Swedish citizen.

Jacob B. Stolt-Nielsen — Mr. Jacob B. Stolt-Nielsen has served as a Director of the Company since 1995. He is an Executive Vice President of Stolt-Nielsen S.A. In 2000, he founded and served as Chief Executive Officer of SeaSupplier Ltd. until 2003. From 1992 until 2000 he held the position of President, Stolthaven Terminals, with responsibility for the Company's global tank storage business. He joined the Company in 1987 and served in various positions in Oslo; Singapore; Greenwich, CT; Houston, TX; and London. Mr. Stolt-Nielsen graduated from Babson College in 1987 with a BS degree in Finance and Entrepreneurial studies. Mr. Jacob B Stolt-Nielsen is the son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.

Christen Sveaas — Mr. Sveaas has served as a Director of the Company since May 2002. He is a private investor and chairs his own investment company, Kistefos AS, which has investments in shipping, offshore services, real estate and venture capital. He is a director of Orkla ASA and HemoCue AB, and a senior advisor to the international investment firm EQT Scandinavia and EQT Northern Europe Limited. He is also a member of the Board of Representatives of Storebrand ASA, and Member of the Dean's Council, John F. Kennedy School of Government, Harvard University. He has a Lic.Oec. HSG-degree from the University of St. Gall, Switzerland. He is a Norwegian citizen.

Christopher J. Wright — Mr. Wright has served as a Director of the Company since May 2002. He served as President and Chief Operating Officer of the Company from 1986 to December 2001. He was employed by British Petroleum plc ("BP") from 1958 until the time he joined the Company. He held a variety of positions at BP working in Scandinavia, Asia, the U.S.A. and London. Mr. Wright holds a Masters degree in History from Cambridge University. He is a British citizen.

MANAGEMENT TEAM

Niels G. Stolt-Nielsen — Chief Executive Officer, Stolt-Nielsen S.A. ***Jan Chr. Engelhardtsen*** — Chief Financial Officer, Stolt-Nielsen S.A. ***John Wakely*** — Executive Vice President, Stolt-Nielsen S.A. ***Jacob B. Stolt-Nielsen*** — Executive Vice President, Stolt-Nielsen S.A. ***Otto H. Fritzner*** — Chief Executive Officer, Stolt-Nielsen Transportation Group Ltd. ***James Stove Lorentzen*** — Chief Executive Officer, Stolt Sea Farm Holdings plc

Operating and Financial Review and Prospects

This section discusses matters we consider important for an understanding of our financial condition and results of operations during the three fiscal years ended November 30, 2003. This discussion consists of:

- a "Management Overview," which contains a brief description of our business;
- a section entitled "Factors Affecting Our Financial Condition and Results of Operations," which discusses the most significant factors affecting our financial condition and results of operations;
- a section entitled "Application of Critical Accounting Policies," which discusses the accounting policies that could have an important impact on our financial condition and results and that require difficult, subjective or complex judgments by management;
- a section entitled "Impact of Recent Accounting Standards," which identifies recent changes in accounting guidance;
- a "Strategic Outlook," which includes a summary of our strategic priorities;
- "Outlook for Fiscal Year 2004,"which includes a summary of our outlook for 2004;
- "Results of Operations," which analyzes our results of operations on a consolidated basis and for each of our three businesses; and
- a section entitled "Liquidity and Capital Resources," which contains a discussion of our cash flows, liquidity, financing activities and related matters.

You should read this section in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements.

Management Overview

SNSA is a Luxembourg company. Together with our subsidiaries and investments, we are engaged primarily in three businesses: transportation; offshore construction; and seafood production, farming and processing. The transportation business is conducted through SNTG; the offshore construction business is carried out through SOSA and the seafood business is carried out through SSF. SNTG and SSF are wholly owned subsidiaries. We owned a 63.5% economic interest and a 69.2% voting interest in SOSA as of November 30, 2003. We have reduced our economic and voting interest in SOSA to 41.7% as of May 31, 2004 and have deconsolidated the activities of SOSA in our financial reports as of February 19, 2004, as we no longer have a controlling interest. Additionally, SSL provides a total marine procurement service whereby it can select, purchase and arrange delivery for a ship's needs for consumables, spare parts and other services. In April 2003, we sold substantially all of the assets of OLL to Elemica, Inc. OLL provided logistics software for the chemical and other bulk materials industries.

Description of our Businesses

Stolt-Nielsen Transportation Group Ltd.

SNTG is engaged in the worldwide transportation, storage and distribution of bulk liquid chemicals, edible oils, acids and other specialty liquids. SNTG is able to offer our customers a range of transportation and storage solutions on a worldwide basis, through our intercontinental parcel tanker, coastal parcel tanker, river parcel tanker, tank container, terminal and rail services.

As of November 30, 2003, based on the size of the fleet, SNTG is one of the largest operators of parcel tankers in the world, and, based on the number of tank containers, is the largest operator in the tank container market. Parcel tankers and tank containers carry similar products, with parcel tankers typically used to transport cargo lots greater than 150 metric tons, while tank containers are typically more economical for transportation of smaller cargo lots.

We utilize our terminals as regional hubs to improve the operational efficiency of SNTG's parcel tankers. Our terminals offer storage and distribution services to the same customers that use our parcel tanker and tank container operations and can store and distribute the same products. We can reduce the amount of time our ships spend in port, when our customers use our terminal facilities. In this way we can operate more efficiently and ship more product. The terminals are not just available to our tanker customers but are independent third-party facilities, open to all customers and ship owners on a first-come-first-served basis. As of November 30, 2003, we owned and operated two tank storage terminals in the U.S., in Braithwaite, Louisiana and in Houston, Texas, and one in Santos, Brazil. These three facilities have a combined capacity of approximately 4.0 million barrels of liquid storage. As of November 30, 2003, our terminal operations also had interests in three ventures consisting of: (i) a 40% interest in the Stolthaven Westport Sdn. Bhd., a joint venture with the Bolton Group which has a terminal facility in Malaysia; (ii) a 37% interest in Dovechem Stolthaven Ltd., ("Dovechem"), a publicly-traded company listed on the Singapore stock exchange, with terminals and drum manufacturing interests in China, Singapore and Malaysia; and (iii) a 50% interest in Jeong—IL Stolthaven Ulsan Co. Ltd. which has a terminal facility in Ulsan, South Korea. The results of the joint ventures are accounted for under the equity method of accounting. On December 18, 2003 we sold our interest in Dovechem.

Stolt Offshore S.A.

SOSA is one of the largest offshore services contractors in the world in terms of revenue. SOSA designs, procures, builds, installs and services a range of offshore surface and subsurface infrastructure for the global oil and gas industry. It specializes in creating and applying innovative and efficient solutions in response to the technical complexities faced by offshore oil and gas companies as they explore and develop production fields in increasingly deeper water and more demanding offshore environments.

SOSA provides services and products that add value for its customers throughout the entire life cycle of offshore oil and gas field exploration, development and production. SOSA's service capabilities are classified into (i) "SURF," which comprises engineering and construction work relating to oil and gas fields that are developed subsea (meaning the production wellhead is on the seabed), as opposed to surface installations (in which the production wellhead is above the surface on a platform); (ii) "Conventional," which comprises engineering and construction activities relating to above-water platforms attached to the seabed and their associated pipelines; (iii) "IMR," inspection, maintenance and repair, which comprises, among other things, platform surveys, debris removal and pipeline inspections using ROVs; (iv) "Trunklines," which comprises offshore installation of large-diameter pipelines used to carry oil or gas over long distances; and (v) "Corporate," which comprises all activities that serve more than one region and assets that have global mobility including construction and flowline lay support ships, ROVs, trenchers, ploughs and other mobile assets that are not allocated to any one region. SOSA also provides field decommissioning services at the end of the working life of an offshore oilfield.

SOSA realigned its operating structure in 2003 from a product line focus to a regional focus with five regions: Africa, the Mediterranean and the Caspian Sea; Northern Europe and Canada; North America and Mexico; South America; and Asia and the Middle East. SOSA is listed on both Nasdaq in the U.S. and on the Oslo Børs in Norway.

Stolt Sea Farm Holdings plc
SSF produces, processes, and markets a variety of high quality seafood. SSF has salmon production sites in Norway, North America, Chile, and Scotland, salmon trout production sites in Norway and Chile, a tilapia production site in Canada, turbot production sites in Spain, Portugal, Norway, and France, a halibut production site in Norway, a Southern bluefin tuna ranching operation and production site in Australia and sturgeon and caviar production sites in the U.S. Although SSF has diversified into farming species other than salmon, salmon remains the primary focus. SSF has worldwide marketing operations with sales organizations covering the Americas, Europe, and Asia Pacific. SSF has built a substantial seafood trading and distribution business in the Asia Pacific region. SSF has also increased our focus on sales of processed seafood through our seafood centers. Seafood centers are value-added processing and servicing plants "in the market" closer to the consumers in densely populated areas. We believe we can improve our margins by delivering directly to retailers and restaurants seafood that is processed in portions that can be delivered directly to the end-consumer. The first of these seafood centers was opened in 1997 in Los Angeles, California and a second was opened in Stratford, Connecticut in 2001. In Europe, we acquired a smokery in Belgium in 2000, which we upgraded and expanded into a seafood center in 2003.

Factors Affecting our Financial Condition and Results of Operations

Financial Matters
SNSA is a holding company and conducts substantially all of its business through its subsidiaries. 2003 was a challenging year for us. For the year ended November 30, 2003, we reported a consolidated net loss of $316.0 million, which reflected a deterioration of $213.2 million as compared to the consolidated net loss of $102.8 million reported for 2002. We reported a net profit of $23.7 million in 2001.

Although the operating results at SNTG continued to be profitable, these were overshadowed by the poor operating results at both SOSA and SSF. These negative results were exacerbated by challenging financial conditions at SNTG and SOSA. We have described these matters and the actions we have taken to address them in further detail below.

Operational Difficulties and Financial Restructuring at SOSA
Significant operational and financial difficulties at SOSA contributed to its 2003 consolidated loss. For the year ended November 30, 2003, SOSA reported a net loss of $418.1 million, primarily due to cost overruns on several major projects and a number of smaller projects. There was an aggregate negative impact of $216.0 million on SOSA's net income attributable to changes in original estimates on major projects. Additionally, SOSA recorded impairment charges totaling $176.5 million against the carrying value of a number of ships, barges, mobile assets and onshore equipment. SOSA reported a net loss of $151.9 million in 2002, also due to unanticipated operational difficulties related to a number of major projects. Throughout 2003, SOSA experienced significant cost overruns on major projects, particularly in its AFMED region. These operational problems were exacerbated by SOSA's inability to recover cost over-runs that SOSA believed it was owed by customers with respect to work performed on major projects. For example, at the end of the second and third quarters of 2003, SOSA had recorded revenues of $83.4 million and $89.7 million, respectively, with respect to claims and variation orders that its customers had not yet agreed to pay. These difficulties made it challenging for SOSA to maintain compliance with the financial covenants contained in its credit facilities. During 2003, SOSA engaged in numerous discussions with and obtained waivers from the lenders under its existing credit facility agreements to avoid defaults with respect to the financial covenants contained in these facilities.

While SOSA was engaged in discussions with its primary creditors to amend the financial covenants in its existing credit facility agreements, it also took measures to ensure that it had sufficient liquidity to fund its operations and to provide for a potentially protracted period of negotiation with certain major customers regarding settlement of claims and variation orders. These measures included borrowing to SOSA's maximum availability under its existing credit facility agreements and closing its positions under foreign exchange contracts, which had positive value. The increased level of borrowings at SOSA increased its consolidated debt. Additionally, to assist SOSA in obtaining bank waivers, in December 2002 we agreed to make a $50 million liquidity line (the "SNSA Liquidity Line") available to SOSA and in July 2003, we agreed to make a subordinated loan of $50 million to SOSA.

Subsequent to the end of 2003, SOSA took a number of actions to address its financial situation. In February 2004, SOSA issued and sold 45.5 million SOSA Common Shares in a private placement that raised gross proceeds of $100.1 million. On April 20, 2004, SNTG converted the Subordinated Note issued by SOSA into SOSA equity. Additionally, on May 28, 2004 SOSA completed an equity offering which generated approximately $65.8 million in gross proceeds. Together, these measures have provided a $215.9 million increase in SOSA's shareholders equity before deduction of expenses. As of May 31, 2004, our ownership of SOSA was 41.7%.

In February 2004, SOSA entered into the New Bonding Facility, which provided SOSA with the ability to offer bank guarantees and other forms of surety that are often required to bid on and win new business. In addition, SOSA entered into an Intercreditor Deed that incorporated changes to and superseded the covenants and security arrangements in its Existing Credit Facility Agreements. We believe that this will be sufficient to provide the bank guarantees that we expect SOSA will need in 2004, although we expect that SOSA will need to secure additional bonding facilities for 2005 and beyond. SOSA's recent history of losses and financial difficulties will make it more challenging to arrange any additional bonding that may be needed.

Financing Issues at SNTG and SNSA
Since the beginning of 2000 to November 30, 2003, we have, through Stolt-Nielsen Transportation Group Ltd., a Liberian subsidiary ("SNTG (Liberia)") and other subsidiaries (including SNTG), provided new equity and debt funding of $164.0 million to SOSA, $257.0 million to SSF, and $55.0 million combined to OLL and SSL. This funding was provided from a combination of cash flow from SNTG operating activities and borrowings under our credit facilities. Additionally, we have provided guarantees of SOSA's obligations under its bank guarantee facilities, some of which are supported by collateral, up to an aggregate of $104.3 million as of November 30, 2003. Since that time, the aggregate amount of bank guarantees available to SOSA under these facilities has been reduced to $99.8 million as of May 31, 2004. As a result of our deconsolidation of SOSA and restrictions contained in our credit facilities, we are no longer provid-

ing funding to SOSA. We will continue to make the SNSA Liquidity Line available to SOSA through the end of the 2004 fiscal year, subject to restrictions in our credit agreements. We also will continue to be obligated under the guarantees described above, until the guarantees expire.

The use of SNTG operating cash flow, borrowings under our credit facilities, operating losses and asset write-downs over the past several years at SOSA and SSF and the maturities of our existing loans, left us in the second half of 2003 with limited liquidity and in potential breach of the financial covenants contained in our primary financing agreements, particularly our debt to tangible net worth ratios. As of November 30, 2003, we had cash and cash equivalents of approximately $68 million, exclusive of cash held by SOSA which we could not access at that time for use in SNTG and SSF, with little availability on our credit lines and a maturing $160 million revolving line of credit for which, at the time, we had an extension for repayment to December 15, 2003.

During 2003, we engaged in numerous discussions with, and obtained waivers from, the creditors under certain of our existing financing agreements to avoid defaults with respect to the financial covenants contained in these agreements. At the end of 2003, we were in compliance with the financial covenants under our various credit agreements as a result of waiver agreements which were in effect through December 15, 2003. Ultimately, we announced on December 27, 2003 that we had received waivers providing for covenant relief through May 21, 2004 subject to certain conditions. These waiver agreements included increased interest rates for certain credit agreements. As a result of these financial issues, we incurred advisor and other fees and expenses of $6.2 million in 2003.

On February 20, 2004, we allowed the waiver agreements with respect to our Senior Notes to terminate in accordance with their terms. We believe that we were in compliance with the terms of the Senior Notes as a result of the deconsolidation of SOSA and, therefore, no longer needed the waivers. Representatives of the holders of our Senior Notes informed us that the Senior Note holders believe that upon termination of the waiver agreement and the deconsolidation of SOSA, we were in breach of certain covenants under the Senior Notes. We have informed the representatives of the Senior Note holders that we disagree with these assertions. On June 16, 2004, we resolved the dispute with our Senior Note holders regarding the asserted defaults under the Senior Notes and entered into an agreement to amend the Senior Notes (the "Amendment Agreement"). Pursuant to the Amendment Agreement, a permanent waiver was granted by the Senior Note holders in respect of the defaults they asserted. For additional information, see "—Liquidity and Capital Resources—Indebtedness—The Senior Notes" and Note 29 to the Consolidated Financial Statements. Certain of the other waivers obtained from other creditors also terminated on February 20, 2004, as a result of the termination of the waiver agreements with respect to our Senior Notes. Those remaining waivers not automatically terminated on February 20, 2004, terminated on May 21, 2004 upon expiration of the term of such remaining waivers. To date, no other creditors other than the Senior Note holders have informed us of any belief on their parts of any breach of covenants as a result of such waiver terminations.

While we were engaged in discussions with our primary creditors to amend the financial covenants in our financing agreements, we also took measures to ensure that we had sufficient liquidity to fund our operations and make required payments with respect to maturing indebtedness. In August 2003, we completed a sale-leaseback transaction with respect to three 5,498 dwt ships built from 1998 to 2000, raising approximately $50 million. In December 2003, we sold our minority interest in Dovechem, which has interests in terminals and drum manufacturing in China and Southeast Asia, for gross proceeds of $24.4 million. Additionally, SSF concluded the sale of 200 metric tons of its Australian government quota rights of Southern bluefin tuna for gross proceeds of $25.8 million. In conjunction with this transaction, such tuna quota rights were reacquired by SSF for an initial five year period at market rates to be set each year, with a renewal option for a further five year period again at annually agreed market rates. On January 26, 2004, we completed the sale of 7.7 million of our Common Shares to non-affiliated investors for gross proceeds of $104.2 million. The actions we have taken to improve our liquidity together with cash from SNTG's operations enabled us to make the following payments: (i) $56 million with respect to scheduled maturities of our Senior Notes in August 2003; (ii) $65 million to pay off an outstanding ship financing facility with certain Italian banks at maturity in August 2003; and (iii) $60 million to reduce a $180 million revolving credit facility, the remainder of which was refinanced by drawing down $120 million on a new $130 million five year revolving credit facility arranged by a consortium led by Deutsche Bank AG. Additionally, the deconsolidation of SOSA removed $387.5 million of debt from our consolidated balance sheet. As of November 30, 2003, our consolidated debt and capital lease obligations were $1,699.7 million. This was reduced to an estimated $1,266.3 million at May 31, 2004, primarily arising from the SOSA deconsolidation, but partially offset by the consolidation of Twelve Ships Inc. (which had debt obligations of approximately $70 million as of November 30, 2003). As of May 31, 2004, we had an estimated cash and cash equivalents of in excess of $140 million.

Losses at SSF

Our consolidated financial results have been negatively affected by the poor performance at SSF. SSF has recorded net losses of $78.4 million, $45.4 million and $14.2 million in each of the years 2003, 2002 and 2001. As more fully discussed below, the net loss in 2003 was largely due to three factors:

- unauthorized trading activities by an employee in SSF's Tokyo office and low prices for traded products in Japan;
- a combination of lower harvests and high operating costs in the Americas region, which was only partially offset by higher prices, and
- continuing low salmon prices in Europe.

In 2003, we discovered that an employee in SSF's Tokyo office had been engaging in what we believe to be improper transactions and unauthorized trading of seafood. More specifically, we believe the employee made purchases of substantial quantities of various species and represented to management that they were being simultaneously sold in the market. This, however, was not the case and consequently, we held significant inventories of several species at a time of declining prices. These inventories were ultimately sold for a loss. Additionally, we believe the employee engaged in various other improper transactions which had the effect of diverting funds from SSF for his direct or indirect benefit. The employee and all other individuals believed to be involved in the improper transactions and other unauthorized activities have since left SSF and certain other regional senior managers in the Asia Pacific region, who are not suspected of participating in such transactions and activities, have also left SSF. A new general manager for SSF Japan has been hired and a new interim President for SSF Asia Pacific has been reassigned from SSF Europe to manage the operations until a permanent President is appointed. We have made a claim under our fidelity insurance policy. This policy has a claim limit of $5 million, and in the absence of any acknowledgement of liability for the claim by the insurers, no insurance recovery has yet been accrued. In addition, although the Southern bluefin tuna ranching activity overall was profitable in the Asia Pacific region, selling prices for our own ranched Southern bluefin tuna were approximately 20% lower in 2003 than in 2002, and not all the tuna production was sold, while inventories of traded tuna products that we bought in the market in 2002, at higher prices, with the intent of selling were sold in 2003 at low or negative margins following further market price declines. SSF made lower of cost or market provisions totaling $11.1 million at the end of 2003 against remaining inventories of traded tuna and frozen salmon, trout and other species, to reflect the weaker markets in Asia at the time. The total combined impact of these factors resulted in SSF's Asia Pacific operations reporting a gross loss of $25.3 million in 2003 compared to a gross profit of $22.6 million in 2002. SSF's Asia Pacific operations outside of Japan generally operated with a positive gross profit in both 2003 and 2002.

In the Americas region, two principal factors contributed to the poor results in 2003, despite improvements compared to 2002. First, both Chile and the North American farming regions experienced periods of unusually low harvests in 2003 as a consequence of, among other things, high fish mortalities in the previous year. Second, in 2003, due to a temporary shortage of fish, we often were obligated to ship salmon to key customers in North America in accordance with the terms of our marketing and distribution contracts, which at times required us to ship supplies in a manner that was not cost efficient. For example, at times we had to incur extra shipping and logistics costs to supply east coast produced salmon to the west coast and vice versa. As a result of these factors, we were not able to fully benefit from the improvement in prices in the Americas region. With the anticipated increase in harvests in 2004 and improved shipping and logistics processes, we do not anticipate this situation reoccurring. Finally, European market conditions were very poor in 2003, with salmon prices achieved by Norwegian and Scottish producers remaining at extremely low levels throughout most of the year.

Factors Affecting SNTG

Parcel Tankers Market Dynamics

In addition to industry regulations, the number of new ships delivered into the market and scrapping of older ships influence the supply of parcel tankers.

It is becoming more difficult to utilize ships which are 20 to 25 years or older and there is increased pressure to scrap ships earlier than in the past. Certain jurisdictions in which our parcel tankers operate have accelerated the deadlines by which single-hull tankers must be phased out for the carriage of oil products. SNTG operates 14 ships built between 1976 and 1980 with single-sides/double bottoms, which will face such a deadline during 2005 and 2006. These deadlines do not apply to the carriage of chemicals, which constitutes a significant part of SNTG's business, so we have not determined precisely when we will scrap these ships. We may reassign such single-sided/double bottom ships to trade routes where there is no restriction. If it is not viable to utilize these ships economically in these alternative trade routes, we may scrap them. In the past we have not operated ships past 30 years of age, as the expense of maintaining ships of that age is significant. In addition to industry regulations, several of the major oil companies and certain chemical companies (including some of SNTG's customers) have placed restrictions on the maximum age of the ships carrying their cargoes. These age restrictions are typically set at 25 years, but there is a range depending on trade route, tonnage classification, inspection routines and the ship's condition, as rated by a surveyor of the applicable classification society (the classification society authorized by the country of registry certifies that the ships are safe and seaworthy on an annual basis). We manage our SNTG fleet within these restrictions by carefully matching our ships with customer requirements.

To replace ships that are scrapped or reassigned into less demanding trading activities because of age, SNTG has entered into agreements with various Japanese ship owners for time-charters (operating leases) for nine stainless steel ships commencing during the period 2003 to 2006. These agreements are for an initial period of 59 months and include the option for SNTG to extend the agreements for up to nine additional years. SNTG also has the option to purchase each ship at predetermined prices, which we believe approximates fair market value, at any time after three years from the delivery of the ship. SNTG has commitments for the initial periods of these operating leases of approximately $242 million for the period 2004 through 2011.

From 2004 to 2006, we expect growth in demand for parcel tankers to exceed the growth in supply of ships. Independent market sources projections of future demand growth for parcel tankers range from 3% to 4% annually. Based on independent market sources, we believe the total deep-sea fleet of parcel and chemical product tankers is composed of 774 ships totaling 20.3 million dwt. Of this fleet, our fleet, together with that of our 15 core competitors, is composed of 320 ships in excess of 10,000 dwt and totaling 8.4 million dwt. We refer to this as the "core fleet." We expect that over the period 2004 to 2006, 7.7% of the core fleet will be scrapped or downgraded as ships reach 30 years of age or are removed due to regulatory or customer restrictions. Within the same period, we expect new ship deliveries of approximately 14.0% of the current core fleet, with about half of these deliveries taking place in 2004. We do not expect these deliveries to increase significantly from 2004 to 2006 as numerous factors limit supply-side expansion. The cost of new parcel tankers has increased 10% to 20% over the last year as a result of the high steel price and in response to heavy orders for all ship types, with 100 million dwt of mid-to-large size tankers, dry bulk ships and containerships being ordered in 2003 compared to approximately 50 million dwt in 2002. Shipyard order books are generally full, with little capacity available before 2007. Shipyards are hesitant to quote pricing on ship deliveries three years in the future, as they incur considerable risk in the cost of steel (especially stainless steel for parcel tankers).

The demand for parcel tankers may be affected by developments in the Chinese market, which has been a major source of demand growth in recent years, changes in the rules on classification of vegetable oils, and demand for transport of clean petroleum products ("CPP"). The CPP market is large with many ships operating in this sector. Some ships can be used in either the chemical market or this CPP market depending on earnings. The CPP market is more volatile with demand for transporting CPP such as gasoline, jet fuel and heating oil, driven by customer's short-term inventory balancing needs. The CPP market most recently peaked in early 2004 and continues to remain relatively strong. Chinese imports increased significantly in 2003 compared to 2002, particularly towards the end of the year. While this trend continued in early 2004, there were indications of slowing Chinese imports, although Indian and South American imports increased somewhat to compensate. In the event of a major disruption in the Chinese economy, import volumes would be reduced, impacting freight rates. The International Maritime

Organization, a specialized agency of the United Nations, is responsible for improving maritime safety and preventing pollution from ships by establishing regulations for international shipping companies. The IMO has proposed changes in the rules on classification of vegetable oils that, if approved, would take effect in 2007. Should the rules come into force without further changes, a greater proportion of vegetable oils will have to be transported in ships rated "IMO 2" as opposed to the current product (oil) tankers. A ship rated IMO 2 is typically a chemical tanker built to meet international regulations for carriage of the more hazardous classes of chemicals. We believe that this should boost demand for parcel tankers, such as ours, that have the higher IMO 2 rating.

Trends in Spot Rates and Contracts of Affreightments
Cargo may be transported on parcel tankers under Contracts of Affreightments, agreements between us and charterer to transport agreed volumes of product(s) during a given period at agreed rates, usually involving multiple shipments over a certain time period, typically one or two years or under a spot contract for a single shipment. Freight rates agreed on the basis of spot rates are highly correlated with the supply of and demand for ships (i.e., utilization rates of ships). Since COA rates are set for a specified time period, their changes generally lag spot rate changes, typically adjusting when COA are renewed. We had approximately 64% of our 2003 parcel tanker revenue generated from COA compared to spot rates. Therefore, we tend to benefit at a slower rate in a rapidly increasing spot rate market, compared to competitors that operate with a lower proportion of revenue generated from COA. The rate increases for COA, however, are locked in for an extended period of time due to the longer duration of COA. In the fourth quarter of 2003, spot rates began to climb in response to heavy demand for parcel tanker transport, particularly, for exports to China, India and Brazil. The increases also reflected increased imports of petroleum products into the U.S. While spot rates peaked early in 2004, most spot rates for chemicals remain high as of the second quarter 2004 with rates 20-35% above mid 2003 rates, at levels last seen six or more years ago. COA rates are also increasing. SNTG expects this trend to continue with the tight supply of available tonnage combined with the continued growth in the world economy bolstering both COA and spot rates.

Growth in the Tank Container Market
When a company's shipping needs grow sufficiently to require larger shipments, or market experience indicates that tank containers become a more attractive shipping alternative as compared to conventional 55 gallon drums. Shipping commodities in tank containers results in lower shipping expenses due to increased cargo capacity compared to drums in a 20-foot dry box container, decreased handling expenses and, as drums must be disposed of, there is decreased exposure to risk of possible environmental contamination by using tank containers. It is our experience that as businesses and national economies grow, so does the demand for shipping by tank containers, which is a more reliable and more economical means of transportation than drums in a 20-foot dry box container. For example, we have experienced growth in shipments from both developed markets of Europe and North America and emerging markets such as China, Eastern Europe, the Middle East and India. We intend to continue to expand our tank container business in response to the needs of customers, particularly in the food grade and chemical markets. SNTG also expects to continue developing cleaning and maintenance facilities for tank containers. With the growth in the market, there has been an improvement in our container shipments to 74,615 loads in 2003 from 66,330 loads in 2002 and 59,762 loads in 2001, increasing in 2003 and 2002 by 12% and 11%, respectively, from each of the previous years. We expect continued strong shipment growth in 2004 as a result of our continuing sales and marketing initiatives and improving market conditions in Asia, North America and Europe along with further growth in our food grade business.

Bunker Fuel Costs
The cost of bunker fuel, which is the fuel used for our ships, has historically been the largest portion of variable operating expenses in our shipping business. In 2003, bunker fuel for SNTG's tanker operations constituted approximately 20% of the total operating expenses for tankers. The increase in SNTG's operating expenses in 2003 was primarily due to increases in the price of bunker fuel. Bunker fuel prices have been increasing in the last three years. In 2003, the average price of bunker fuel purchased by SNTG was approximately $175 per ton. This compares to the average bunker fuel price for 2002 of approximately $144 per ton and for 2001 of approximately $139 per ton. We attempt to pass fuel price fluctuations through to our customers under COA. During 2003, approximately 63% of tanker revenue earned under COA included contract provisions intended to pass through fluctuations in fuel prices. The profitability of the remaining 37% of tanker revenue earned under COA was directly impacted by changes in fuel prices.

Given the existing size and configuration of the Joint Service in 2003, we estimate that a 10% change in the price of bunker fuel per ton from average 2003 bunker fuel prices would result in a $6.4 million change in gross profit. This excludes gains or losses, which may arise from the impact of bunker hedge contracts and bunker surcharge clauses included in certain COA as well as the impact of changes in bunker prices on our regional fleets.

Legal Proceedings
In 2003, we were involved in significant legal proceedings, primarily related to certain antitrust investigations described below. We incurred costs of approximately $15.5 million in 2003 to address these issues and expect that we will continue to incur significant costs until these matters are resolved. We also suffered significant distraction of management time and attention related to these legal proceedings. These matters are at early stages and it is, therefore, not possible for us to determine whether or not an adverse outcome is probable or, if so, what the range of possible losses would be. It is possible that we could suffer criminal prosecution, substantial fines or penalties or civil penalties, including significant monetary damages as a result of these matters. As of November 30, 2003 and February 29, 2004, we had not established any reserves for potential unfavorable outcomes related to these proceedings.

Governmental Antitrust Investigations
In 2002 we became aware of information that caused us to undertake an internal investigation regarding potential improper collusive behavior in our parcel tanker and intra-Europe inland barge operations. As a consequence of the internal investigation, we voluntarily reported certain conduct to the Antitrust Division of the U.S. Department of Justice, and the Competition Directorate of the European Commission.

On February 25, 2003, we announced that we had been conditionally accepted into the DOJ's Corporate Leniency Program with respect to possible collusion in the parcel tanker industry. Pursuant to such program and provided the program's stated terms and conditions were met, including continued cooperation, we and our directors,

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officers and employees were promised amnesty from criminal antitrust prosecution and fines in the U.S. for anticompetitive conduct in the parcel tanker business. At the same time, we also announced that the EC had admitted us, our directors, officers and employees into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. Acceptance into the EC program affords us, our directors, officers and employees immunity from EC fines with respect to anticompetitive behavior, subject to our fulfilling the conditions of the program, including continued cooperation. In March 2004, the Antitrust Division voided the Amnesty Agreement and revoked our conditional acceptance into the DOJ's Corporate Leniency Program. We intend to vigorously challenge the Antitrust Division's decision. SNTG currently remains in the EC's Immunity Program.

In February 2004, the Korea Fair Trade Commission and the Canadian Competition Bureau, each notified us that they had launched investigations of the parcel tanker shipping industry and SNTG. We have informed the KFTC and CCB that we are committed to cooperating fully with the investigations.

Civil Litigation
To date we are aware of 12 ongoing putative private class actions filed against SNSA and SNTG for alleged violations of antitrust laws. The actions set forth almost identical claims of collusion and bid rigging that track information in media reports regarding the DOJ and EC investigations. The suits seek treble damages in unspecified amounts and allege violations of the Sherman Antitrust Act and various state antitrust and unfair trade practices acts. Additionally, the Dow Chemical Company and Huntsman Petrochemical Corporation filed antitrust claims against us in the Federal District Court for the District of Connecticut. The claims track the allegations in the putative class actions described above and seek similar types of damages.

We are also the subject of an ongoing putative civil securities class action in the U.S. District Court for the District of Connecticut. The complaint appears to be based significantly on media reports about the DOJ and EC investigations described above.

Customer Outreach Matters
We have actively engaged in discussion with a number of customers regarding the subject matter of the DOJ and EC antitrust investigations. A number of companies have indicated their support and some have expressed concerns. We have participated in business discussions and formal mediation with some customers seeking to address any concerns and avoid additional litigation. We have reached commercial agreements with several customers pursuant to which the customers have relinquished any claims arising out of the matters that are the subject of the antitrust investigations. Although the impact of these agreements is difficult to assess until they are fully performed over time, we expect that they will not have a material negative impact on SNTG's earnings or cash flows. If favorable market conditions continue in the future, these agreements may have a more positive financial impact over time than the commercial arrangements that they replaced. Based on our interaction with other significant customers, we expect to continue doing business with those customers on terms that reflect the market for our services.

OFAC and Related Matters
The U.S. Department of the Treasury's Office of Foreign Assets Control is investigating certain payments by SNTG of incidental port expenses to entities in Iran as possible violations of the International Emergency Economic Powers Act and the Iranian Transactions Regulations. In 2003, OFAC concluded an investigation of similar payments by SNTG to entities in the Sudan as possible violations of IEEPA and the Sudanese Sanctions Regulations. SNTG is cooperating fully with OFAC, and has implemented policies and procedures to comply with U.S. sanctions regulations. With respect to OFAC's Iran investigation, on April 3, 2002 OFAC issued a Cease and Desist Order to SNTG covering payments by SNTG of incidental port expenses involving unlicensed shipments to, from or involving Iran. OFAC's Iran investigation is currently pending and OFAC has not made any formal determination of whether a violation has occurred as a result of SNTG's payments of incidental port expenses to entities in Iran. With respect to OFAC's Sudan investigation, on March 20, 2003 SNTG settled the matter with OFAC for a payment of $95,000 by SNTG and without any determination by OFAC that SNTG's payments of incidental port expenses to entities in the Sudan violated U.S. sanctions regulations. We understand that, based on a referral from OFAC, the U.S. Attorney's Office in Connecticut has opened an investigation regarding whether our "trade with embargoed countries violated U.S. laws." We are cooperating fully with the U.S. Attorney's Office.

O'Brien Litigation
In an action filed in the Superior Court in Connecticut, SNTG and its former chairman have been sued by a former employee, Paul E. O'Brien, who resigned in early 2002. The plaintiff in the O'Brien action, a former SNTG in-house counsel, seeks damages for constructive discharge and alleges that SNTG was engaging in ongoing "illegal antitrust activities that violated U.S. and international law against price fixing and other illegal collusive conduct." The O'Brien action also seeks an order allowing the plaintiff to disclose client confidences regarding these allegations and protecting the plaintiff from civil or disciplinary proceedings after such revelation. The complaint, as amended, does not specify the range of damages sought other than to state they are in excess of the $15,000 jurisdictional minimum.

Increased Security Requirements
Our ships and terminals will need ship security certification before July 1, 2004. This is a global IMO requirement, which will be certified by the flag state for each ship and by the relevant authorities in the countries where the terminals are located. The U.S. authority responsible for implementation is the U.S. Coast Guard. We expect that the total cost of obtaining this certification for our fleet will be approximately $2 million. This includes both technical installations and training. SNTG has made the required changes to our ships and submitted the necessary documents for certification. We expect that all of our ships will be certified before the deadline. We are still implementing certain changes for terminals. We expect that our terminals will have filed for certification prior to the deadline, although there is no assurance that we will receive the required certification before the deadline. It is possible that many ports and terminal facilities, including some to which we typically ship, will not receive their certification in a timely manner. If one of our ships is coming from a port or terminal that has not been certified, this could cause delays at certified ports or terminals, which may result in a loss of revenues. It is also possible that if our terminals are not certified, they will be avoided by customers requiring storage facilities. It remains uncertain how the different administrations worldwide and, in particular, in the U.S. will handle this situation. We are seeking the inclusion of clauses in spot contracts, COA and term storage contracts to mitigate our risk and share the exposure with our customers with respect to ports and terminals that do not receive the necessary certification beginning July 1, 2004. There is no assurance, however, that we will be able to amend currently existing contracts to include this clause.

Factors Affecting SOSA

Investment by Major Oil Companies

The market for SOSA's services is dependent upon the success of exploration and the level of investment in offshore exploration and production by the major oil companies. Such investment is cyclical in nature. Following a period of increasing oil prices in recent years, there has been a progressive increase in investment in offshore exploration and production by the major oil companies. The impact of this investment takes time to work through to the offshore construction sector. SOSA expects to see a continued expansion of demand in fiscal year 2004 for its services, with this trend continuing over the next few years. However, SOSA believes that, for offshore contractors to survive, the oil companies which make up their customer base will need to share more of the risks and rewards associated with offshore fixed price projects in challenging geographic areas. It is the strategy of SOSA to be a fixed price contractor, but it will not accept contractually onerous terms, which it has in the past. SOSA was less successful in fiscal year 2003 than in previous years in winning new contracts to replenish its order book, particularly for the third and fourth quarters of fiscal year 2004. This is partly attributable to the more stringent tendering practices adopted as well as other competitive factors. As a result, after eliminating other factors such as disposal of subsidiaries, revenues for SOSA in fiscal year 2004 are expected to be lower than 2003.

Ship Utilization

SOSA has experienced a progressive decline over the past three years in the utilization of its deep-water and heavy construction ships and light construction and survey ships. This decline evidences surplus capacity in SOSA's fleet, which SOSA has reflected in impairment charges recorded in the fourth quarter of 2003 discussed below. The level of utilization of SOSA's ships is important because the fixed costs related to operating and maintaining such ships are incurred whether or not the ships are being used on construction projects. SOSA is addressing this overcapacity through a ship disposal program already under way. SOSA has already sold five ships and intends to sell three more. Utilization of deep-water and heavy construction ships was reduced in 2003 because of low market demand, additional drydock time, and additional unpaid transit time between regions. Utilization of light construction and survey ships was adversely affected by low market demand and additional drydock time. Additionally, in fiscal year 2002, the utilization of all ships was lower than 2001.

Revisions of Estimates on Major Projects

During the course of multi-year projects, the accounting estimates for project performance for the current period and/or future periods may change. The effect of such a change, which can be upward as well as downward, is accounted for in the period of change or prior to the issuance of the financial statements. These revisions to estimates do not result in restating amounts in previous period. Revisions of estimates are calculated on a regular basis.

In the year ended November 30, 2003, there was a negative impact of $216 million attributable to revisions of estimates on major projects as compared to $58.8 million in 2002 and a positive impact of $2.4 million in 2001. The most significant negative revision to estimates occurred on the projects identified below.

- $67.8 million of losses were recorded on the Bonga project, a $200 million lump sum SURF project offshore Nigeria (AFMED region) for Shell Nigeria. As of November 30, 2003, this project was 71% complete. As of the end of March 2004, this project was 79% complete.
- $51.7 million of losses were recorded on the $145 million Conventional project for the Burullus Gas Company in the Scarab/Saffron Field off the coast of Egypt (AFMED region). A $35.2 million downgrade was also recorded on this project in 2002. The project is now completed.
- $41.5 million of losses occurred on the Sanha Bomboco project, a $240 million lump sum Conventional project offshore Angola (AFMED region) for Chevron Texaco. As of November 30, 2003, the project was 72% complete. As of the end of March 2004, this project was 92% complete.
- $29.3 million of losses were recorded on the $135 million lump sum Conventional OGGS project offshore Nigeria (AFMED region) for Shell Petroleum Development Company of Nigeria Limited. This project is now completed.
- $16.1 million of losses were recorded on the $83 million combined lump sum and day rate Conventional project in the U.S. (NAMEX region), for Algonquin Gas Transmission Company, a subsidiary of Duke Energy Field Services, LLC (the "Duke Hubline project"), due primarily to a disagreement with the client over responsibility for budget overruns on the cost-plus element of the project. This dispute was settled amicably in February 2004, in line with the $37 million receivable recorded by SOSA as of November 30, 2003, and the project is now complete.

During 2003, SOSA modified its estimating, tendering and contracting procedures to reduce the amount of unanticipated costs and improve SOSA's ability to recover costs from its customers. Greater selectivity is exercised in choosing which tenders to respond to, and a thorough analysis of the commercial and operational risks as well as a detailed tender budget is prepared in order to facilitate the decision to tender. Careful consideration is given to vessel schedule conflicts and to the current backlog to ensure SOSA has sufficient resources.

Impairment Charges

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or the Disposed of Long-Lived Assets," long-lived assets, to be held in use, are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. SOSA recognized aggregate impairment charges of $176.5 million in 2003 in respect of its tangible fixed assets. The impairment charge in 2003 comprised the following significant charges:

- $42.0 million related to the *Seaway Kestrel* and the *Seaway Explorer*, which are being actively marketed;
- $55.7 million with respect to the *LB200* pipelay barge;
- $42.7 million with respect to SOSA's radial friction welding assets; and
- $36.1 million with respect to various other ships and offshore equipment and certain assets at SOSA's Lobito yard.

In addition, included in "Equity in net income of non-consolidated joint ventures" are charges totaling $9.1 million in respect of SOSA's share of tangible fixed asset impairments recorded by three of SOSA's equity joint ventures. The 2002 charge of $4.0 million for impairment of fixed assets was made up of adjustments to the carrying value of several small fixed assets. For additional information on impairment, please see Note 5 to the Consolidated Financial Statements.

Factors Affecting SSF

SSF and its competitors in the aquaculture industry have, to varying degrees, experienced poor financial results during the last three years. Results, however, may vary greatly by region due to a variety of factors.

Supply and Demand Imbalances Impact Pricing

A significant contributor to SSF's poor results, as well as to those of our competitors generally, is low market prices for salmon, trout and coho in most markets during most of the last three years. Pricing can vary greatly by region. For example, pricing in the U.S. market generally improved significantly starting in the spring of 2003, while pricing in the European market was weak throughout the year. Market prices are affected primarily by the level of supply and, as more fully discussed below, supply levels are affected by a number of factors, including the availability of financing for additional growth, diseases, other harmful natural conditions and the existence of barriers to free trade.

The 1999 to 2000 period, for example, was a time of significant capital raising by aquaculture companies, particularly in Norway where several companies raised equity on the Oslo Børs. This capital raising in turn led in part to an increase in salmon production in years 2000 to 2003. According to a fish industry market consulting firm, the growth in worldwide harvests in the last three years has been 14.0%, 8.7% and 6.5%, respectively. However, as a result of low prices, which were at least partially caused by this increase in supply, many farmers supplying the European market showed signs of liquidity problems and, in some cases, became insolvent. During 2003, in Europe, the banks and feed companies that finance the industry started to become more restrictive with the financing they provide. In 2004 we expect, based on publicly available sources, that European biomass will be reduced which, we believe, generally should result in less harvest and ultimately in improved prices in the European market.

In contrast, in 2002 and early 2003 in the Americas region, disease and other natural conditions, reduced supply which led to improved pricing in 2003. In 2004, we expect that the combined growth of harvests in North and South America will be moderate, but possibly large enough to reverse some of the price gains in these regions in 2003.

In addition, the occurrence of an undersupply in one region cannot always be addressed by shipping fish from an area of oversupply. Salmon produced in Norway, for example, is not sold into the U.S. market in any substantial quantity because of trade barriers and therefore does not materially impact supply and demand imbalances in the U.S. market.

Diseases and Other Natural Conditions

Disease is a significant risk element facing companies in the aquaculture industry. Some of the major diseases facing fish farmers are: *infectious salmon anaemia* ("ISA"), which is caused by a virus and transmitted by infected fish or dead organic material; *furunculosis* which is caused by a bacteria and is transmitted through water or direct contact; and *infectious hematopoeitic necrosis* ("IHN"), which is caused by a virus that can be found in many farming sites. Additionally, the health and development of salmon is also threatened by very cold weather ("Superchill") sea lice, algae blooms, jellyfish infestations and predators, all of which occur naturally. These diseases and other natural conditions may result in fish mortalities, the need to destroy fish, or the early harvest of the fish at sizes suboptimal for the market. In the latter part of 2001 and most of 2002, the salmon aquaculture industry was negatively impacted by a very bad period of disease. In particular, we were affected by the following natural conditions in 2001 through 2003:

- ISA in Norway in 2001 and in North America (on the east coast) in 2002;
- IHN in North America (on the west coast) in 2002;
- high mortalities in Chile in 2002 and 2003 as a result of disease and other natural conditions;
- presence of plankton and extended periods of low dissolved oxygen (dO), both of which are natural occurring phenomena in North America (on the west coast) in 2001, 2002, and 2003; and
- Superchill in North America (on the east coast) in 2003.

We suffered the most significant mortalities due to diseases and other natural conditions in 2002. At the time of the mortalities, we must write off the costs of the inventory. A further financial impact of high mortalities, however, generally occurs up to 18 months following the mortalities, as that is typically when the fish that suffered the mortalities would have been harvested and sold. The mortalities from disease and other natural conditions that we suffered in North and South America in 2001 and 2002 reduced the available harvest in the Americas in 2003 when market prices for salmon experienced a significant recovery.

Barriers to Free Trade

We operate in highly regulated markets in which price levels and production volumes are closely monitored and at times significantly restricted. These restrictions have had and could continue to have a significant impact on our results. The following identifies significant regulatory requirements applicable to us that have acted as barriers to free trade.

Norway and European Union

In 1996, to avoid sanctions against Norwegian salmon farmers by the European Union, the Norwegian government imposed feed quotas and production regulations on Norwegian fish farmers in an attempt to reduce the growth in supply of Norwegian farmed salmon and, hence, the amount of Norwegian farmed salmon available for sale in the EU market. The EU market is the most significant market for Norwegian producers. To avoid further threats of duties against Norwegian salmon, in July 1997, the Norwegian government reached an agreement with the EU for a five-year period to regulate supplies of Norwegian salmon into the EU market. The EU Agreement expired in 2003, and no regulation imposed by the EU on export to the EU market of Norwegian farmed salmon exists as of today. The Norwegian government still maintains the feed quota and production regulations introduced in 1996.

The quotas and regulations imposed by the Norwegian government and the EU Agreement had an adverse effect on the cost structure of Norwegian producers, including SSF, by limiting the capacity utilization of Norwegian fish farms. However, the Norwegian government has permitted annual increases of varying amounts (ranging from 8% to 10%) in the feed quotas, which progressively reduces the negative impact of the feed quota regime. When the EU Agreement terminated in May 2003, salmon prices in Europe dropped significantly, as the Norwegian producers increased production in an attempt to regain European market share. By the end of 2003, prices began to recover and prices have continued to increase in 2004.

The Norwegian government has since proposed new rules for regulating the aquaculture industry, which would impose the existing feed quota and production regulations that are currently in effect, with new biomass regulations. In addition, the EU from time to time considers proposals that could have a negative impact on the Norwegian aquaculture industry and SSF's Norwegian operations.

U.S.
In 1991, the U.S. imposed a tax on gutted salmon from Norway. The tax rate is a 28.3% anti-dumping duty and a countervailing duty of 2.3%. The tax was reviewed and upheld in 1999. Each exporter may negotiate with the U.S. government concerning reduced taxes. We have not obtained such reduced taxes.

In 1998, following a formal complaint by certain U.S. salmon farmers, the DOC instigated an anti-dumping review against the Chilean salmon farming industry with respect to salmon sold into the U.S. market. The largest producers were investigated, including Eicosal, which we acquired in 2001. Eicosal initially received a 10.69% duty. Since 1998, the large producers have been subject to annual reviews for dumping behavior, and following the three subsequent annual reviews, Eicosal's duty was eliminated. In April 2003, U.S. salmon producers representing 85% of U.S. Atlantic salmon production filed a request for a changed circumstances review with the DOC, on the basis of having no interest in the continuance of the anti-dumping measures. As a result of the subsequent review by the DOC, the anti-dumping measures were revoked in July 2003.

Environmental and Public Relations Issues
The aquaculture industry has increasingly faced environmental and consumer challenges regarding such issues as the effects of escaping fish on native fish populations, the spread of disease and parasites, such as sea lice, the impact of antibiotics given to farmed fish, synthetic pigmenting agents in the feed which farmed salmon metabolize to give them a pink color and the presence of chemical residues contained in farmed salmon such as PCBs, dioxin and other residue. These environmental and consumer challenges are expected to increase in the future and could lead to litigation against SSF and more stringent government regulation of the aquaculture industry and SSF, each of which could require SSF to change its fish farming practices and incur additional costs.

For instance, in 2003, a U.S. federal court ruled that SSF's operations in Maine violated the Clean Water Act for operating without a discharge permit. As a result, the court required SSF to pay a penalty of $50,000 and imposed operating restrictions which required, among other things, SSF to suspend farming on specified sites until 2006 and required SSF to cease farming all non-North American stock from its hatcheries, in order to allow the surrounding waters to decontaminate. As a result of these operating restrictions, SSF's stockings in 2003 were reduced by approximately 200,000 fish and $468,000 of inventory was written off. In addition, SSF estimates that the court-mandated fallowing will reduce stockings in 2004 by approximately 900,000 fish.

Non-Salmon Species Have Not Offset Losses in Salmon Operations
Over the past several years, SSF's turbot operations have produced consistent profitable results generally with stable prices, costs and volumes. SSF's turbot operations, however, are still relatively small, accounting for $24.6 million of revenues in 2003. SSF's ranching of Southern bluefin tuna has also generally performed well since it was acquired in 2001, but the major market for such premium tuna, Japan, experienced sharp price erosion in 2003. Prices for bluefin tuna reached record levels in 2002, and this attracted sharply higher volumes of Northern bluefin and other premium tuna species to the market. This, in turn, caused an oversupply, major reduction in price levels and a build up in levels of inventory by sellers who hoped to avoid losses. The clearing of inventories into the market, and reduction in supply from Europe due to less favorable prices, is likely to take several years and so prices are not expected to recover substantially for some time. Additionally, sales of Southern bluefin tuna comprise a relatively small business for SSF, accounting for $23.5 million in revenue in 2003. Results for SSF's other farmed species, which include halibut, sturgeon, cod and tilapia, are not currently profitable, and revenues and volumes are relatively small in relation to salmon, trout, Southern bluefin tuna, and turbot.

Inflation
Our business transactions in high-inflation countries are almost entirely denominated in stable currencies, such as the U.S. dollar and inflation therefore does not materially affect our consolidated financial results.

Currency Fluctuations
Our reporting currency is the U.S. dollar. The U.S. dollar is the functional currency of our most significant businesses. Our exposure to currency rate fluctuations affects both our operating costs and net investments in foreign subsidiaries. We do not use derivative instruments to hedge the value of investments in foreign subsidiaries. The net translation adjustments arising on the above currency exposures were gains of $25.6 million, $37.9 million and $8.6 million for the years 2003, 2002, and 2001, respectively. These net translation adjustments are recorded in Accumulated Other Comprehensive Income (Loss) in the Consolidated Statements of Shareholders' Equity.

Stolt-Nielsen S.A.'s functional and reporting currency, as well as that of a majority of SNTG's activities, is the U.S. dollar.

In SOSA, the majority of net operating expenses are denominated in the functional currency of the individual operating subsidiaries. The two functional currencies of the companies that comprise the NEC region are the Norwegian krone and the British pound, respectively. The U.S. dollar is the functional currency of the most significant subsidiaries within the other SOSA regions.

In SSF, the functional currencies of significant subsidiaries include the U.S. dollar, the Norwegian krone, the British pound, the euro and the Japanese yen.

Because revenues and expenses are not always denominated in the same currency, we enter into forward exchange and option contracts to hedge capital expenditures and operational non-functional currency exposures for periods consistent with the committed exposures. Our currency exposure policy prescribes the range of allowable hedging activity. The changes in the fair value of the derivative instruments we use are offset by corresponding changes in the fair value of the underlying exposures being hedged. All of our derivative instruments are over the counter instruments entered into with major financial credit institutions. Our derivative instruments are primarily standard foreign exchange forward contracts, which subject us to a minimum level of exposure risk and have various maturities not to exceed 60 months. We do not consider that we have a material exposure to credit risk from third parties failing to perform according to the terms of derivative instruments. We do not engage in foreign currency speculation. Further details are included in Note 26 to the Consolidated Financial Statements.

Application of Critical Accounting Policies
We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related

to: principles of consolidation, revenue and cost recognition; asset impairments; contingencies and litigation; and income taxes. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of the Consolidated Financial Statements. Our significant accounting policies are more fully described in Note 2 to the Consolidated Financial Statements. The policies described below and those contained in Note 2 to our Consolidated Financial Statements should be considered in reviewing our Consolidated Financial Statements and Notes to Consolidated Financial Statements.

Principles of Consolidation

Our consolidated financial statements include the financial statements of all majority-owned companies, unless we are unable to control the operations, after the elimination of all significant intercompany transactions and balances.

SNTG operates the Joint Service, an arrangement for the coordinated marketing, operation, and administration of tankers owned or chartered by the Joint Service, which consists of participants in the deepsea intercontinental parcel tanker market. Net revenue available for distribution to the participants is defined in the Joint Service Agreement among the participants as the combined operating revenue of the ships which participate in the Joint Service, less combined voyage expenses, overhead costs, and commission to outside brokers. The net revenue is distributed proportionately by SNTG to each participant according to a formula which takes into account each ship's cargo capacity, its number of operating days during the period, and an earnings factor assigned. For the years ended November 30, 2003, 2002, and 2001, SNTG received approximately 80%, 80% and 74%, respectively, of the net revenues of the Joint Service. The financial statements of the Joint Service have been consolidated in the accompanying Consolidated Financial Statements, with a provision included in tanker operating expenses for the amount of profit distributed to the minority participants. These provisions were approximately $66.9 million, $71.9 million, and $100.3 million for the years ended November 30, 2003, 2002, and 2001, respectively, and include amounts distributed to non-consolidated joint ventures of SNTG of $38.4 million, $40.5 million, and $42.0 million.

Revenue and Cost Recognition

Stolt-Nielsen Transportation Group Ltd.

For SNTG's parcel tanker operations, the operating results of voyages still in progress at the end of the reporting period are estimated and prorated over the period of the voyage. A voyage is comprised of one or more "voyage legs." SNTG estimates revenue and cost for each leg based on available actual information, current market parameters such as fuel cost and customer contract portfolios, and relevant historical data such as port costs. Revenue and cost estimates are updated continually through the voyage to account for changes in voyage patterns, when more current data is obtained, or when final revenue and cost data is known. The consolidated balance sheet reflects the portion of the results occurring after the end of the reporting period. As of November 30, 2003 and 2002, deferred revenues of $24.1 million and $25.2 million, respectively, are included in "Accrued voyage expenses" in the consolidated financial statements. As discussed above under "Principles of Consolidation," the financial statements of the Joint Service operated by SNTG are consolidated in our financial statements, with a provision included in tanker operating expenses for the amount of profit distributed to the minority participants of the Joint Service.

Revenues for SNTG's tank container operations relate primarily to short-term shipments, with the freight revenue and estimated expenses recognized when the tanks are shipped, based upon negotiated contract rates. Our expense estimates are based on available historical information. Additional miscellaneous revenues earned from other sources, such as further ground transportation services that customers may require, are recognized after completion of the shipment.

Revenues for terminal operations consist of rental income for the utilization of storage tanks by SNTG's customers, with the majority of rental income earned under long-term contracts. These contracts generally provide for fixed rates for the use of the storage tanks and/or the throughput of commodities pumped through the facility. Revenues can also be earned under short-term agreements contracted at spot rates. Revenue is recognized over the time period of usage, or upon completion of specific throughput measures, as specified in the contracts.

Stolt Offshore S.A.

Substantially all of SOSA's projects are accounted for on the percentage-of completion method, which is standard for SOSA's industry. Under the percentage-of-completion method, estimated contract revenues are accrued based on the ratio of costs incurred to date to the total estimated costs, taking into account the level of physical completion. Provisions for anticipated losses are made in the period in which they become known. Contract revenues and total cost estimates are reviewed and revised periodically as work progresses and as change orders are approved, and adjustments based on the percentage of completion are reflected in contract revenues in the reporting period, when these estimates are revised. To the extent that these adjustments result in a reduction or elimination of previously reported contract revenues or costs, SOSA would recognize a charge against current earnings that may be significant depending on the size of the project or the adjustment.

The percentage-of-completion method requires SOSA to make reasonably dependable estimates of progress toward completion of such contracts and contract costs. As discussed in "Factors Affecting SOSA—Revisions of Estimates on Major Projects" in 2002 and 2003, SOSA experienced frequent and significant deterioration of results as compared with original estimates with respect to results relating to a number of projects, including the Conoco CMS 3, Bonga, Burullus and OGGS projects. Although actual results differed significantly from original estimates on these projects, SOSA does not believe its original estimates were unreliable. Rather, SOSA believes it sufficiently assesses its business risks in a manner that allows it to evaluate the outcomes of its projects for purposes of making reasonably dependable estimates. Nevertheless, SOSA's business risks have involved, and will continue to involve, unforeseen difficulties, including weather, economic instability, labor strikes, localized civil unrest, and engineering and logistical changes, particularly in major projects. SOSA does not believe its business is subject to the types of inherent hazards described in American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") No. 81-1 "Accounting for Performance of Construction—Type and Certain Production—Type Contracts," that would indicate that the use of the percentage-of-completion method is not preferable.

If SOSA was unable to make reasonably dependable estimates, it would be obliged to use the "zero-estimate-of-profit' method or the "completed contract' method. Under the zero-estimate-of-profit method, SOSA would not recognize any profit before a contract is completed. Under the completed contract method, all costs, revenues and profits are accumulated in the balance sheet accounts until project completion. In order to centralize its expertise on making estimates of contract revenues and contract costs, SOSA has established a separate estimating department in the AFMED region. If SOSA continues to experience adverse developments in the AFMED region, SOSA may not be able to establish that it can develop reasonably dependable estimates of its progress toward completion of such contracts, contract revenues and contract costs. If SOSA is unable to continue to use the percentage-of-completion method of accounting, its earnings may be materially adversely impacted, resulting in, among other things, a potential default under its existing credit facility agreements.

A major portion of SOSA's revenue is billed under fixed-price contracts. Due to the nature of the services performed, variation orders and claims are commonly billed to the customers in the normal course of business and are recognized as contract revenue where recovery is probable and can be reasonably estimated. In addition, some contracts contain incentive provisions based upon performance in relation to established targets, which are recognized in the contract estimates when the targets are achieved. Many of the delays and cost overruns discussed in "Factors Affecting SOSA—Revisions of Estimates on Major Projects" were the subject of claims and variation orders. Throughout 2003, SOSA had significant difficulty resolving these claims and variation orders, and a significant amount of judgment was required to assess collectibility.

Stolt Sea Farm plc

SSF recognizes revenue either on dispatch of product to customers, in the case of sales made on Free On Board ("FOB") processing plant terms, or on delivery of product to customers, where the terms of the sale are Cost, Insurance and Freight ("CIF") and Delivery Duty Paid ("DDP"). The amount recorded as revenue includes all amounts invoiced according to the terms of the sale, including shipping and handling costs billed to customers, and is after deductions for claims or returns of goods, rebates and allowances against the price of the goods, and bad or doubtful debt provisions and write-offs.

SSF capitalizes all direct and indirect costs of producing fish into inventory. This includes depreciation of production assets and farming overheads up to a site or farming regional management level. We account for normal mortalities (mortalities that are natural and expected as part of the life cycle of growing fish) by removing the biomass from the records, so that the accumulated capitalized costs are spread over the lower remaining biomass. We account for abnormal mortalities (higher than natural or expected mortalities due to disease, accident or any other abnormal cause) by removing the biomass from the records and writing off the accumulated costs associated with that biomass at the time of the mortality.

We recognize costs in the profit and loss account as the fish are harvested and sold, based on the accumulated costs capitalized into inventory at the start of the month of harvesting, and in proportion to the number of fish or biomass of fish harvested as a proportion of the total at the start of the period. We expense harvesting, processing, packaging and freight costs, which comprise most of the remaining operating expenses, in the period in which they are incurred.

Optimum Logistics Ltd. and SeaSupplier — OLL and SSL have various types of fee income, including non-refundable subscription fees, transaction fees, and service fees. Subscription fees that are billed in advance are recorded as revenue over the subscription period. Transaction fees that are based upon the number or value of transactions are recorded as earned as the related service transactions are performed.

Impairment of Tangible Fixed Assets, Goodwill and Other Intangibles

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for Impairment or Disposal of Long-lived Assets," long-lived assets to be held and used are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill and other intangible assets are periodically reviewed for impairment. Prior to the implementation of SFAS No. 142 and SFAS No. 144 and through November 30, 2002, we followed SFAS No. 121 "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of" for the review and determination of the impairment of tangible fixed assets, goodwill and other intangibles. In performing the review for recoverability under SFAS No. 121, we determined a current market value for the asset or estimated the future cash flows expected to result from the use of the asset and its eventual disposition. Under SFAS No. 121, the projected undiscounted future cash flows were less than the carrying amount of the asset, the asset was deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Impairment of Investments in Non-consolidated Joint Ventures

We review our investments in non-consolidated joint ventures periodically to assess whether there is an "other than temporary" decline in the carrying value of the investment. We consider whether there is an absence of an ability to recover the carrying value of the investment by reference to projected undiscounted cash flows for the joint venture. If the projected undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Recognition of Provisions for Legal Claims, Suits and Complaints

In the ordinary course of our business, we are subject to various legal claims, suits and complaints. We, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if we determine that the contingency has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5, "Accounting for Contingencies", as interpreted by Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 14, "Reasonable Estimation of the Amount of a Loss," if we have determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, we will make a provision equal to the lower amount of the range. The provision is subject to uncertainty and no assurance can be given that the amount provided in the financial statements is the amount that will be ultimately settled. Our results may be adversely affected if the provision proves not to be sufficient. The significant legal claims and lawsuits against us are discussed in Factors Affecting SNTG—"Legal Proceedings" and Note 20 to the Consolidated Financial Statements.

Income taxes

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires that the deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that the deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion of the entire deferred tax asset will not be realized.

As a part of the process of preparing consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax exposure together with assessing deferred tax assets and liabilities based on the difference between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review deferred tax assets for recoverability and, if it is more likely than not that the deferred tax asset is unrecoverable, we establish a valuation allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we continue to operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable and deductible, we could be required to establish a valuation allowance, based on a test of recoverability, against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results.

Impact of Recent Accounting Standards

In November 2002, the FASB issued Interpretation No. 45," Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. SOSA recorded the fair value of guarantees provided in respect of joint ventures amounting to $0.7 million as of November 30, 2003.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. We are continuing to account for stock-based compensation according to Accounting Policy Bulletin ("APB") No. 25, and have disclosed the effects of SFAS No. 123 on reported income in Note 2 to the Consolidated Financial Statements, "Stock-Based Compensation."

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("VIE") ("FIN 46"). The objective of the interpretation is to provide guidance for identifying controlling financial interest established by means other than voting interest. It requires consolidation of a VIE by an enterprise that holds such a controlling financial interest (the primary beneficiary). It is intended to require consolidation of VIEs only if those VIEs do not effectively disperse the risk and benefits among the various parties involved. On December 24, 2003, the FASB issued a revision of FIN 46 ("the Revised Interpretation" or "FIN 46R"). The Revised Interpretation modified both the proposed modifications and other decisions previously issued through certain FASB Staff Positions and supercedes the original FIN 46 to include (i) deferring the effective date for certain VIEs, (ii) providing additional scope exceptions for certain VIEs, (iii) clarifying the impact of troubled debt restructurings on the requirements to consider (a) whether an entity is a VIE or (b) which party is a primary beneficiary, and (c) providing additional guidance on what constitutes a variable interest. We will apply the interpretation to pre-existing VIEs in 2004. FIN 46 and FIN 46R will require certain of our leases to be recorded on the balance sheet, as disclosed further in Note 18 to the Consolidated Financial Statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The adoption of SFAS No. 150 did not have a material impact on our financial position or results of operations.

In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits (revised 2003)." The revised standard does not change the measurement and recognition provisions of SFAS No. 87 or SFAS No. 106, but adds significant new disclosure requirements. Additional disclosure requirements include enhanced information related to plan assets, investment strategies and policies, rationale used to determine rate of return, measurement date information, and information on pension obligation including expected future benefit payments. This statement will not be effective for us until the year ending November 30, 2004.

In May 2004, the FASB issued Staff Position ("FSP") No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP No. 106-2"). FSP No. 106-2 will supersede FSP No. 106-1 which permits the deferral of recognizing the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 in the accounting for postretirement health care plans under SFAS No. 106 and in providing disclosures related to the plan required by SFAS No. 132. We have elected the deferral provided by FSP No. 106-1 and we are evaluating the magnitude of the potential favorable impact of FSP No. 106-2 on the financial statements. Amounts included in Note 22 to the Consolidated Financial Statements for the accumulated postretirement benefit obligation and net periodic postretirement benefit cost do not reflect any amount associated with the subsidy. FSP No. 106-2 is effective for the first interim or annual period beginning after June 15, 2004.

Strategic Outlook

The following outlook section provides a general framework for our strategic principles for fiscal year 2004.

Strategic Operational Priorities

Stolt-Nielsen Transportation Group Ltd.

SNTG's mission is to provide our customers with the best value in bulk liquid logistics, earn a fair return on the capital employed, and act ethically and responsibly towards our stakeholders around the world.

Parcel Tankers

Becoming the best value provider. Our tanker division's strategy is to become the preferred supplier of parcel tanker services by delivering the most efficient service at the best value. We intend to achieve this through managing our cargo portfolio, with continued concentration on the highest earning cargo. We intend to optimize our ship scheduling in order to increase utilization and have our fleet perform at full capacity. We will continue to develop long-term relationships with our customers, in particular the producers of specialty chemicals. We will work closely with our customers to improve operations by reducing the time ships remain in port and reducing operational incidents. To improve efficiency and to reduce costs, we also intend to expand the interface between our parcel tanker and terminal business by consolidating the shipping calls of our parcel tankers in our terminals. We will continue to participate in the parcel tanker trade with a core fleet of owned and managed ships supported by chartered ships (bareboat, long-term and short-term charters).

Tank Containers

Growing the business. Our primary strategy in the tank container business is to pursue attractive growth opportunities. We believe that the most significant growth opportunities are in emerging markets such as China, where we believe there is the best possibility to convert customers from using conventional drums to tank containers as the local demand and businesses grow. We intend to continue to expand our presence in South America, Eastern Europe, the Pacific Rim, China, India and the Middle East while maintaining profitability in Europe and North America in response to the needs of our customers in both the food grade and chemical markets. We also expect to further develop cleaning and maintenance facilities for tank containers and expand the number of tank containers dedicated to the transport of food grade cargo, such as edible oils and food additives, and wines and spirits. In addition, in order to meet the expected growth in demand, we intend to increase our fleet not only though the strategic purchasing of new tank containers but also through the leasing of tank containers.

Terminals

Maximizing synergies between terminal and parcel tanker operations. Our terminal division intends to maximize synergies with our parcel tanker operations by providing scheduling and operational coordination. This collaboration with the parcel tanker division to maximize efficiency for our customers is central to the terminal division strategy.

Expand capacity. There continues to be strong demand for storage at all of SNTG's wholly owned storage terminals in Houston, Braithwaite, and Santos, and close to full utilization is anticipated for 2004. Our strategy is to expand our capacity in these terminals to meet continued demand. We also intend to search for opportunities to invest in other strategic locations in order to expand our network of services and maximize benefits from synergies obtained from the coordination of our storage terminals and parcel tanker operations.

Stolt Offshore S.A.

SOSA's mission is to design, procure, fabricate, install and maintain complete subsea pipeline and riser systems for the global offshore oil and gas industry.

Capitalize on deepwater strengths. Historically, SOSA has provided a full range of engineering, subsea construction and IMR services in both deep and shallow water environments. In the second quarter of 2003, under the direction of its new senior management team, SOSA initiated a comprehensive review of its strategy, capabilities and operations. As a result of this review, SOSA has developed a new strategy emphasizing our deep-water strengths. This strategy has three principal elements:

(i) focus on its capabilities in the design, installation and maintenance of SURF systems in deep water and harsh environments;

(ii) deliver Conventional services in shallow water environments where doing so is complementary to its deep-water SURF business; and

(iii) selectively engage in underwater IMR services to maintain an ongoing market presence in key deep-water areas and adjacent shallow water environments.

SOSA believes that the deep-water SURF market offers the best prospect for long-term growth, as oil and gas exploration activities move to increasingly deeper water environments. This market is also technologically challenging, which poses significant challenges to any prospective competitor that does not already have such technological sophistication. SOSA has adopted a strategy focusing on this market, because its principal operations have historically involved SURF activities in deep water and harsh environments, and its specialized ships, assets and technical capabilities provide SOSA with a competitive advantage in tendering for deep-water projects. SOSA also is selectively focusing on Conventional and IMR activities to offer deep-water customers a broad portfolio of services.

Change in tendering practices. SOSA has changed its policies addressing how it tenders for new projects. The impact of its new tendering policies has been a change in the way in which SOSA evaluates new business opportunities. The information contained in tender review packages is uniform across the SOSA organization, allowing it to weigh the risks and benefits of tendering for various projects. A larger proportion of tenders is being reviewed centrally by corporate management and SOSA places greater emphasis on its standard contractual terms and conditions. With these new policies in place, SOSA expects to devote more management time to the tendering process and to be more selective with respect to the initiation of new projects.

Stolt Sea Farm plc

SSF's mission is to be the preferred supplier of quality seafood to our customers in all the markets we serve and to create sustainable wealth for our stakeholders. We are focusing on the issues identified below as key elements in our business strategy:

Becoming a low cost producer. Farmed salmon and trout have become commodity products in recent years. Although demand growth has been healthy, there are few barriers to entry and thus the danger of potentially strong supply growth at times. This results in a volatile pricing market for salmon. The industry has experienced more than two years of weak salmon pricing in markets outside of the U.S., at times at extremely low levels. In order to compete successfully during periods of depressed price levels we need to be among the farmers with the lowest cost.

Increasing presence in farming of species other than salmon. We intend to increase our presence in the farming of species other than salmon. We are presently involved in farming five other species in addition to ranching Southern bluefin tuna. In recent years only the farming of turbot and the ranching of Southern bluefin tuna have been profitable. The other species are all smaller development projects. The development of species new to aquaculture takes time. SSF is increasing its exposure in turbot by building a new state of the art facility at Vilano in Spain, which will increase our turbot capacity by 40%. The construction of the Vilano facility is now complete, the site is being stocked with juveniles over time, and we expect to derive revenue from Vilano in 2006.

Building a strong marketing presence in major markets. SSF has seven sales offices in North America, three in Europe and five in Asia Pacific. These offices are located in most of the world's major seafood markets. SSF's strategy is to work as close as possible to the end consumer and sell our products through direct distribution channels. SSF has also for many years increased its efforts to sell value added products, such as the portions, fillets, and ready to eat pre-packaged products that we produce in our own plants in Chile, U.S., Canada and Belgium, in addition to subcontracting in Europe and Asia.

Financial Management

Since the beginning of 2000, through November 30, 2003, we have, through SNTG (Liberia) and other subsidiaries (including SNTG), provided funding through capital contributions and inter-company debt of $164.0 million to SOSA, $257.0 million to SSF, and $55.0 million combined to OLL and SSL. This funding was provided from a combination of cash flow from SNTG operating activities as well as the use of our credit facilities. In addition, we have provided guarantees of SOSA's obligations under its bank guarantee facilities, some of which are supported by collateral of up to an aggregate of $104.3 million as of November 30, 2003. Since that time, the aggregate amount of bank guarantees available to SOSA under these facilities has been reduced to $99.8 million as of May 31, 2004. As a result of the financial and operational difficulties at SOSA and SSF, we intend to protect the value and financial condition of SNTG by no longer providing additional financial support for SOSA and limiting future financial support for SSF. As part of this strategy, we reduced our equity ownership in SOSA and we deconsolidated SOSA in the first quarter of 2004 and raised additional equity in SNSA.

As of November 30, 2003, we held a 63.5% economic interest and 69.2% voting interest in SOSA, resulting in the full consolidation of SOSA's financial statements in our consolidated balance sheet and statement of operations with recognition of the minority interest in SOSA in each statement. On February 13, 2004, SOSA completed a private placement of 45.5 million new SOSA Common Shares for gross cash proceeds of approximately $100 million. In addition, all 34 million SOSA Class B Shares owned by us were converted to 17 million new SOSA Common Shares. On February 19, 2004, we sold 2 million of our previously directly owned SOSA Common Shares in a private placement transaction to an unaffiliated third party. The shares were sold at the then current market price of 24 Norwegian kroner per share with proceeds of $6.7 million received on February 25, 2004. The above transactions reduced our economic and voting interest in SOSA to 41.1% as of February 19, 2004 (and as of February 29, 2004, the end of our first quarter), resulting in the deconsolidation of SOSA as of mid-February 2004. We have applied the equity method of accounting for the remaining SNSA investment in SOSA subsequent to deconsolidation.

On January 26, 2004, we sold 7.7 million SNSA Common Shares, for aggregate gross proceeds of $104 million to non-affiliated investors. The Common Shares, which were held in treasury, were priced at 92.75 Norwegian kroner per share, or approximately $13.50 per share.

On February 12, 2004, SOSA and certain of its subsidiaries entered into a New Bonding Facility with certain financial institutions for the issuance of bank guarantees of up to $100 million. The issuance of bank guarantees under this New Bonding Facility is subject to a number of conditions, and is available to SOSA for a period of 18 months.

On February 19, 2004 we announced that the deconsolidation of SOSA, combined with our own equity offering, would allow us to achieve compliance with the financial covenants in the original borrowing arrangements with our primary creditors. We subsequently allowed the waiver agreement with respect to our Senior Notes to expire on February 20, 2004. Representatives of the holders of our Senior Notes informed us that the Senior Note holders believed that upon the termination of the waiver agreement and the deconsolidation of SOSA, we were in breach of certain covenants of the Senior Notes. We informed the representatives of the Senior Note holders that we disagreed with these assertions. On June 16, 2004, we resolved the dispute with our Senior Note holders regarding the asserted defaults under the Senior Notes and entered into an agreement to amend the Senior Notes. Pursuant to the Amendment Agreement, a permanent waiver was granted by the Senior Note holders in respect of the defaults they asserted. For additional information, see "—Liquidity and Capital Resources—Indebtedness—The Senior Notes" and Note 29 to the Consolidated Financial Statements.

On March 30, 2004, we entered into a five-year $130 million revolving credit facility arranged by a consortium led by Deutsche Bank AG. The facility was initially used to repay an existing revolving credit facility led by DnB NOR Bank ASA, which was originally due on November 26, 2003, and was extended by agreement with the bank group. The interest rate paid on the new facility ranges from a rate of LIBOR+1.5% to LIBOR+1.9%, based on our consolidated debt to consolidated EBITDA ratio.

As a result of these activities, which were partially offset by the consolidation of Twelve Ships Inc. (which had debt obligations of approximately $70 million as of November 30, 2003), our consolidated debt decreased from $1,699.7 million on November 30, 2003 to an estimated $1,266.3 as of May 31, 2004. As of May 31, 2004, we had an estimated cash and cash equivalents of in excess of $140 million. We are currently limiting capital expenditures, closely monitoring working capital, will no longer provide funding for SOSA and are limiting funding for SSF.

The options available to us in the event that operational results fall below expectations or we were to be required to pay large fines or penalties as a result of the antitrust proceedings or otherwise include (i) raising new unsecured debt to repay existing debt, (ii) raising new secured debt, primarily by refinancing our Houston terminal as well as using our currently uncollateralized Braithwaite terminal, (iii) engaging in sale leaseback transactions, (iv) raising equity, (v) seeking approval from existing lenders to defer existing scheduled loan repayments, (vi) deferring discretionary capital expenditures, (vii) selling assets including our shares in SOSA (subject to the terms of the Amendment Agreement for the Senior Notes), and (viii) seeking to obtain waivers of covenant breaches were they to arise. There can be no assurance that we will be able to complete any of these actions.

Subsequent to the end of 2003, SOSA took a number of actions to address its financial situation. In February 2004, SOSA issued and sold 45.5 million SOSA Common Shares in a private placement that raised gross proceeds of $100.1 million. On April 20, 2004, SNTG converted the Subordinated Note issued by SOSA into SOSA equity. Additionally, on May 28, 2004 SOSA completed an equity offering which generated approximately $65.8 million in gross proceeds. Together, these measures have provided a $215.9 million increase in SOSA's shareholders equity before deduction of expenses. As of May 31, 2004 our ownership of SOSA was 41.7%.

Outlook for Fiscal Year 2004

Stolt-Nielsen Transportation Group Ltd.

Tanker revenue and income from operations are expected to increase in 2004, as the market turnaround that began in the fourth quarter of 2003 continues. We expect rates to remain at above 2003 levels due to an increase of demand outpacing available supply, with sustained demand from stronger economic growth. We expect costs to remain relatively flat in 2004, although we anticipate cost pressures from continued high bunker fuel prices, a weak U.S. dollar and inflationary pressure from suppliers, as well as additional legal expenses due to antitrust investigations and legal proceedings.

We expect to maintain our high tank container utilization of around 80% during 2004. We expect demand to remain strong in our main operating regions of Europe, Asia and North America and we expect that the tank container fleet size will be increased during 2004 in line with this increased demand, either through strategic purchasing of new tank containers, leasing of tank containers or acquiring and repairing used tank containers. While there is a constant focus on preserving margins, we expect to see upward pressure on operating expenses, particularly in the area of ocean freight and trucking services. It is anticipated that the relative weakness in the U.S. dollar will also continue to negatively impact results, because most of our tank container revenues are earned in U.S. dollars while a significant portion of our costs are incurred in non-U.S. dollar currencies.

There continues to be strong demand for storage at all of SNTG's wholly owned storage terminals in Houston, Braithwaite, and Santos, and we anticipate close to full utilization for 2004. We completed an expansion in Santos in 2003 and we expect to complete a further expansion in Houston in early 2004. We will therefore experience the full year effect on operating revenue and operating expenses in 2004. We will add further capacity to all three terminals during 2004, although given the long period of time for the expected completion of construction, we do not expect these expansions to have any significant impact on earnings during 2004. The joint venture terminals in Ulsan, South Korea and Westport, Malaysia are both expected to remain profitable during 2004. Overall, we expect that income from terminal operations will be higher in 2004 than in 2003.

Stolt Offshore S.A.

SOSA's credit facilities contain various financial covenants, including but not limited to, minimum consolidated tangible net worth, maximum consolidated debt to net worth and maximum consolidated debt to EBITDA. These financial covenants and the terms of SOSA's existing credit facility agreements were amended by the Intercreditor Deed. SOSA's latest forecasts for fiscal year 2004 indicate that there will be a narrow margin of compliance with its debt to EBITDA ratio covenant at the end of the fourth quarter of 2004. SOSA's ability to remain within its covenants is dependent on (i) its operating performance, (ii) its ability to recover variation orders and claims from customers where additional contract costs are incurred and (iii) the success of its plans to divest certain assets and businesses.

SOSA has consequently made contingency plans in the event that it is unable to comply with its covenants as follows: (i) it has the option of raising unsecured debt finance as an alternative means of repaying bank facilities; (ii) it can defer discretionary capital expenditures; (iii) it has the option of raising further equity; and (iv) it can seek to obtain a waiver of covenant breaches if they were to arise.

Some of the disputes over claims and variation orders were resolved after 2003 year-end, but because they relate to events that occurred prior to November 30, 2003, the impact of the settlements on the OGGS and Burullus projects was accounted for as a receivable in 2003. Significant additional costs to completion have been identified on the Sanha Bomboco and Bonga projects in March 2004. However, there were some strong regional performances, particularly in the NEC region, where offshore activity was exceptionally high, and the SAM region.

SOSA was less successful in 2003 than in previous years in winning new contracts to replenish its order book, and its backlog at February 17, 2004 stood at $849 million, of which $556 million is expected to be executed in 2004. This compares to a backlog at February 17, 2003 of $1.5 billion, of which $1.0 billion was for 2003. Starting in December 2003, SOSA changed its definition of backlog to exclude future revenues from letters of intent and options and only to include signed agreements. As of March 31, 2004, SOSA has in excess of $900 million of additional recently awarded contracts in 2004, including the Langeled and Greater Plutonio contracts.

In 2004, SOSA expects ship utilization to decline further due to the lack of demand for certain ships and barges, most notably the *LB200* pipelay barge, which is expected to have a dry-dock for approximately 60 days in fiscal year 2004 and to remain unutilized until the start of the Langeled project in 2005. The overall utilization rate is expected to improve if the current ship disposal program is successful in eliminating surplus ship capacity, but the outlook was not sufficiently favorable as to obviate the need to record impairment charges in fiscal year 2003 against certain assets which are held for use, notably the *LB200*, the *Seaway Kestrel* and the *Seaway Explorer*.

Stolt Sea Farm plc

We expect an increase in SSF revenues in 2004 as a result of expected higher salmon and trout prices in Europe and an increase in farming volumes both in the Americas and Europe regions. Prices in the Americas region already recovered in 2003, compared to 2002 and 2001, and we expect slightly lower prices going forward. The price recovery was primarily caused by a reduction in the North American harvest, as a result of disease problems in the earlier years, combined with a modest increase in Chilean harvest. In Europe, we expect prices in 2004 to improve over prices in 2003, primarily due to expected lower Norwegian production in 2004.

The expected volume increases in 2004 for SSF salmon operations overall are a result of the expansion of our Chilean operations, and anticipated recovery from the low 2003 salmon harvests due to diseases in 2001 and 2002 in Norway and the east coast of Canada. In the UK, improved planning and operations have enabled us to maximize the use of our existing assets. The only region where we expect to experience lower volumes in 2004 is the west coast of Canada, due to disease problems occurring in earlier periods. Production of SSF's other marine species is expected to be stable.

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The cost of producing salmon is expected to decrease in Chile, Norway and the UK, remain stable in the east coast of Canada and increase in the west coast of Canada. The cost of feed is approximately 40% to 45% of SSF's operating costs. Our feed cost is affected by the cost of raw material used in producing the feed, which costs the feed manufacturers are able to pass on to their customers. While we expect to see a reduction in the base price of feed, there is the risk that the cost of feed may increase due to a cost increase in the raw materials. Our ability to pass on increases in our feed costs to our customers is dependent on the supply and demand balance for our products.

We expect improved profit margins from our processing and marketing operations in 2004. Overall, SSF expects better performance in 2004.

Results of Operations

Presented below is a summary of our consolidated financial data for fiscal years 2003, 2002 and 2001:

For the years ended November 30, (in millions)	2003	2002	2001
Operating Revenue	**$3,026.4**	$2,908.1	$2,741.6
Operating Expenses	**2,938.2**	2,640.1	2,389.8
Gross Profit	**88.2**	268.0	351.8
Equity in net (loss) income of non-consolidated joint ventures	**(11.1)**	14.0	13.0
Administrative and general expenses	**(241.7)**	(210.6)	(209.5)
Impairment of tangible fixed assets	**(176.5)**	–	–
Write-off of goodwill	**(2.4)**	(118.0)	–
Write-off of Comex trade name	**–**	–	(7.9)
Restructuring charges	**(18.4)**	(9.6)	–
(Loss) gain on disposal of assets, net	**(1.4)**	10.3	14.3
Other operating (expense) income, net	**(6.5)**	(3.2)	1.2
(Loss) Income from Operations	**(369.8)**	(49.1)	(162.9)
Interest Expense, net	**(92.8)**	(93.1)	(113.9)
Foreign Currency Exchange Gain (Loss), net	**13.4**	1.2	(2.0)
Income Tax Provision	**(15.3)**	(18.0)	(27.6)
Minority Interest	**148.5**	56.2	4.3
Net (Loss) Income	**$ (316.0)**	$ (102.8)	$ 23.7
(Loss) Earnings per Common Share			
Basic	**$ (5.75)**	$ (1.87)	$ 0.43
Diluted	**$ (5.75)**	$ (1.87)	$ 0.43

Consolidated Results of Operations

The following discussion summarizes our results of operations for 2003 compared to 2002 and 2002 compared to 2001. For additional information about our results of operations for our three main businesses, please see "Business Segment Information" below.

Operating Revenue

In 2003, we had consolidated operating revenue of $3.0 billion, compared to $2.9 billion in 2002 and $2.7 billion in 2001. Our consolidated operating revenue increased by $118.3 million or 4.1% in 2003 compared to 2002, and increased by $166.5 million or 6.1% from 2002 compared to 2001.

Operating revenue in 2003 increased in all three of our major businesses. SNTG's increase in operating revenue in 2003 was largely attributable to the increase in revenue from the tank container division, reflecting an improvement in shipment volumes in 2003 due to increased demand in North America, Europe and Asia Pacific, and a larger fleet of tank containers. The increases in volume more than compensated for pricing pressures experienced in 2003. SNTG's tanker revenues improved due to increased volume of cargo shipped and strengthening of chemical spot market rates. SOSA contributed to the increase in operating revenue in 2003 as it worked through its high level of backlog in 2003 and SSF also contributed to the increase due to an increase in salmon prices in the Americas region, and higher volumes in the European region. Notwithstanding the increase, SSF's reserves also reflected a low level of harvests in the Americas and a weak seafood trading market in Asia.

Operating revenue in 2002 increased primarily as a result of continued growth in the market for SOSA's services, particularly on major projects in the AFMED region, in addition to increased year-on-year revenue from the Paragon Companies, which were acquired during 2001. Operating revenue for SSF also increased in 2002, primarily due to a large increase in Asia Pacific trading activities and due to the inclusion of the Eicosal acquisition in Chile made in the middle of 2001. These increases more than offset a decline in operating revenue at SNTG. SNTG revenue in 2002 declined from 2001 primarily due to the loss of revenue following the sale of the Chicago and Perth Amboy storage terminals in late 2001. Additionally, there was a decline in SNTG's tanker revenues arising from a softening in the clean petroleum products market which in turn led to SNTG's redelivery of all of our time-chartered product tankers, reducing the overall average fleet size from 2.55 million dwt in 2001 to 2.32 million dwt in 2002.

Gross Profit

We reported a gross profit of $88.2 million, $268.0 million and $351.8 million in 2003, 2002 and 2001, respectively. Our consolidated gross profit decreased by $179.8 million in 2003 compared to 2002 and decreased by $83.8 million in 2002 compared to 2001. Gross margins in 2003, 2002 and 2001 were 2.9%, 9.2% and 12.8%, respectively.

The decrease in gross profit and gross margins during 2003 compared to 2002 was primarily attributable to the increase in operating expenses at SOSA on several major projects. It also reflected poor performance at SSF as a result of significant losses at SSF's Asia Pacific region. SNTG gross profit margin declined from 20.9% in 2002 to 19.9% in 2003, due to the inability to pass all cost increases, primarily related to bunker fuel and freight, back to customers and the increase in lease rental expense in 2002 and 2003 as a result of the parcel tanker sale/leaseback transactions. For SNTG in 2003, while 64% of our parcel tanker revenue was generated from COA, only 63% of this tanker revenue was earned under contracts that allowed SNTG to pass through higher bunker fuel costs to our customers. SSF gross profit declined by $28.1 million from 2002 to 2003, reflecting losses from what we believe to have been improper trading of seafood in SSF's Tokyo office, and high operating costs in the Americas.

The decrease in gross profit and gross margins during 2002 compared to 2001 was also due to the increase in operating expenses of SOSA with respect to several major projects. SNTG gross margin in 2002 of 20.9% was similar to the gross margin in 2001 of 21.0%. SSF gross profit declined by $15.4 million in 2002, mainly due to low market prices for sales of trout and coho in the Americas region and low market prices for salmon.

Equity in Net (Loss) Income of Non-consolidated Joint Ventures

Our equity in the net (loss) income of non-consolidated joint ventures was a loss of $11.1 million in 2003, compared to income of $14.0 million in 2002 and income of $13.0 million in 2001. The net loss in 2003 was partially due to a provision of $7.5 million for impairment of SNTG's investment in the U.S. cabotage fleet joint venture, Stolt Marine Tankers LLC. This was a joint venture involving the operation of two ships in the U.S. registered coastal fleet. In light of continued operating losses and diminished prospects to trade successfully, we negotiated an exit agreement with our joint venture partner, Marine Transport Corporation. This exit agreement was completed subsequent to year-end on December 19, 2003. The impairment charge was determined as a result of concluding this exit agreement shortly after year-end. In addition, our 2003 loss includes an impairment charge of $10.4 million on the investment in Dovechem in anticipation of its sale in December 2003. Further declines in equity in net (loss) income in non-consolidated joint ventures arose from deteriorating results from the SOSA joint ventures which included charges of $9.1 million relating to tangible fixed asset impairments, in particular a $6.6 million charge for NKT Flexibles. The slight increase in earnings in 2002 was due to the higher results across all SNTG tanker and terminal joint ventures in 2002 compared to 2001 partially offset by the lower results from the SOSA joint ventures.

Administrative and General Expenses

Administrative and general expenses increased to $241.7 million in 2003 from $210.6 million in 2002 and $209.5 million in 2001. The increase in 2003 was mainly due to additional legal costs at SNTG of $15.5 million associated with the DOJ and EC antitrust investigations and related legal proceedings. Additionally, the 2003 increase reflects costs incurred in connection with our financial restructuring, including that of SOSA, and increased reported overhead costs at SOSA and SSF due to the weakening U.S. dollar. The increased costs were partially offset by lower costs related to SSL and OLL, the latter of which was sold in April 2003.

The slight increase in 2002 was mainly due to higher costs at SOSA and SSF due to the weakening U.S. dollar, partially offset by lower costs at SNTG arising from the cost reduction program instituted in early 2002 with savings primarily generated by a reduction in the number of employees, and lower costs related to OLL and SSL. The administrative and general expenses as a percentage of operating revenue has increased in 2003 to 8.0% after decreasing in 2002 to 7.2% from 7.6% in 2001.

Impairment of Tangible Fixed Assets

In accordance with SFAS No. 144, long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. SOSA recognized aggregate impairment charges of $176.5 million in 2003, which related to an impairment charge of: (i) $44.2 million against the carrying amount of certain ships offered for sale; (ii) $55.7 million against the carrying amount of a separate trunkline business unit established in the fourth quarter of fiscal year 2003; (iii) $42.7 million to reduce to zero the carrying value of a system started in June 1995 for the design and fabrication of a high quality ship-mounted welding system; (iv) $28.8 million against the carrying amount of certain ships and other offshore equipment; and (v) $5.1 million to reduce to the expected sales price the carrying amount of certain equipment located at the Lobito fabrication yard on long-term lease to Sonamet, and which was sold to Sonamet after the end of 2003. For additional information on the asset impairment charges, please see Note 5 to the Consolidated Financial Statements. There were no other tangible fixed asset impairment charges recorded in 2002 or 2001.

Write-off of Goodwill

We incurred goodwill write-offs of $2.4 million in 2003, which were related to SSF's operations on the east coast of Canada and Chile. This represented a significant reduction from the goodwill write-offs of $118.0 million in 2002. The 2002 write-offs totaling $118.0 million were related to: (i) with respect to SOSA, $103.0 million related to Ceanic Inc., a corporation which SOSA acquired in 1998, $1.8 million relating to NKT Flexibles, a SOSA joint venture, and $1.6 million relating to PT Komaritim Indonesia, SOSA's Indonesian subsidiary; (ii) with respect to SSF, $7.8 million relating to the UK and U.S. (Maine) farming operations and $0.7 million relating to other corporate investments in SSF; (iii) with respect to SNTG, $3.1 million relating to Challenge International S.A. in France. We did not incur any goodwill write-offs in fiscal year 2001.

SSF performed annual impairment reviews in 2003 on all remaining goodwill. Consequently, we recorded an impairment charge of $1.3 million against goodwill with respect to SSF's operations in the east coast of Canada as a result of continuing poor results in that region. We recorded an additional write-down of goodwill of $0.8 million related to SSF's operations in Chile as a result of a revised assessment of future expected results in that operation. The remaining $0.3 million related to the write-off of goodwill associated with our corporate investment in Midt-Finnmark Smolt A/S, a SSF joint venture.

The largest portion of the goodwill that was written off in 2002 related primarily to acquisitions made by SOSA. During the year ended November 30, 2002, the continuing poor returns obtained on certain investments made in 1998 and 1999 led SOSA to perform an impairment review of all goodwill recorded in connection with Ceanic, NKT Flexibles and PT Komaritim, resulting in a combined total of $106.4 million in goodwill impairment charges. During the year ended November 30, 2002, the continuing poor results obtained in salmon farming activities also led SSF to perform an impairment review of all goodwill related to operations acquired in such activities. As a result, we recorded impairment charges totaling $7.8 million against goodwill, of which $6.3 million related to the entire remaining goodwill on the acquisition of two subsidiaries in Scotland. The remaining $1.5 million of the impairment charge related to the write-off of goodwill arising on the acquisition of DE Salmon in the state of Maine, U.S.

In early 1997, SNTG acquired the tank container operations of Challenge International S.A., a company based in France. During the year ended November 30, 2002, management of Stolt-Nielsen Transportation Group SAS, the French subsidiary operating these tank container assets, agreed to dispose of the primary asset of the company, being its fleet of tank containers. On the basis of this disposal of the assets by the French subsidiary, we undertook an impairment review of the goodwill on this acquisition and we recorded an impairment charge of $3.1 million.

For additional information on the goodwill write-offs, please see Note 6 to the Consolidated Financial Statements.

Write-off of Comex Trade Name

In 2001, in light of the increased worldwide recognition of the Stolt Offshore name, SOSA ceased using the Comex name and, as such, determined that the value of the Comex trade name had been impaired. SOSA, therefore, recorded a charge of $7.9 million, before minority interest impact, in its results of operations in 2001 for the write-off of the trade name.

Restructuring Charges

In 2003, we had total restructuring charges of $18.4 million. SOSA recognized restructuring charges of $16.2 million related to the implementation of its new management team's plan for SOSA's financial recovery, which included the restructuring of SOSA's cost and asset base. The first stages of the plan for financial recovery, involving changes in SOSA's personnel, operating structure and business processes, were substantially completed in the second half of fiscal year 2003. These costs reflect $13.2 million in personnel and redundancy costs to reduce the total workforce by 21% from its then existing level of 7,000. Approximately 1,100 positions are affected as a result of the asset disposal program, and a further head count reduction of 400 is planned through restructuring SOSA's regional businesses. SOSA also incurred real estate costs of $2.7 million for lease rentals and leasehold improvement write-offs, and $0.3 million for professional fees in connection with asset disposals.

In 2001, SNTG embarked upon a major strategic initiative to improve the utilization of assets, divest non-core assets and reduce the cost base. One aspect of this initiative was an overhead reduction effort, announced in January 2002. The restructuring program resulted in costs incurred during 2003 of $2.2 million and 2002 of $9.6 million associated with the overhead reduction program. The SNTG restructuring program in 2002 included the termination of 108 employees and the relocation of 27 employees.

There were no restructuring charges incurred in 2001.

For additional information on the restructuring charges of SOSA and SNTG, please see Note 8 to the Consolidated Financial Statements.

Net (Loss) Gain on Disposal of Assets

In 2003, we had a net loss of $1.4 million related to asset disposals. SNTG recorded a loss of $5.4 million on the sale of investments in the shares of two publicly traded companies in The Netherlands, Vopak and Univar. This loss was partially offset by a net gain of $4.4 million related to the sale of OLL's assets to Elemica, Inc. The net gain was mainly comprised of the realization of a previously deferred gain from the sale of OLL shares to Aspen Tech, less the recognition of an asset impairment charge on Aspen Tech shares. At the end of the fourth quarter of 2003, SSF sold 200 metric tons of Southern bluefin tuna quota rights in Australia for $25.8 million. In conjunction with this transaction, such tuna quota rights were reacquired by SSF for an initial five-year period at market rates to be set each year, with a renewal option for a further five-year period again at annually agreed market rates. The tuna quota rights have an indefinite life. The deferred gain of $15.3 million on a pretax basis, and $11.0 million on an after tax basis, on the transaction is being amortized over the initial period of five years, starting on December 1, 2003.

In 2002, SOSA sold the assets of Big Inch Marine Systems, Inc. for a pretax gain of $8.0 million. SNTG also sold other assets with a net pretax gain of $2.3 million, including approximately $1.1 million primarily associated with the sale of an apartment in Singapore.

In November 2001, we sold SNTG's tank storage terminals in Perth Amboy and Chicago for a pretax gain of $12.2 million, $7.3 million after tax. Under the terms of the sale agreement we have retained responsibility for certain environmental contingencies, should they arise during the covered period which ended two years after the closing date, in connection with these two sites. As of November 30, 2003, no liabilities have been incurred, and we do not anticipate any such contingencies to be incurred in the future. The Chicago terminal property has been leased under a long-term agreement with the Illinois International Port District. In addition, as part of the Chicago sale, we assigned our rights to the terminal property to a third party. We also sold other assets for a net pretax gain of $2.1 million, primarily related to a gain of $1.2 million on the sale of assets of Hard Suits Inc., a specialized diving company of SOSA.

Other Operating (Expense) Income

In 2002, SSF incurred fish stock mortalities and submitted a claim of $6.9 million to its insurers under its fish stock mortality insurance policies for a recovery of the excess loss above the annual deductible under the policy. SSF had submitted a similar claim in 2001 that was accepted and paid. Of the $6.9 million claim in 2002, SSF reserved $1.6 million in 2002 as a provision for a claim reduction that SSF estimated it may have to agree upon to obtain a timely settlement. The insurers, while not formally declining to pay the 2002 claim, have raised arguments challenging their obligation to pay. No agreement was reached between SSF and these insurers during 2003. SSF has therefore made the decision to revise its estimate in this matter and to fully reserve the claim in 2003 to reflect our estimated recoveries until such time as an amount is agreed and accepted, or an arbitrator determines an amount of payout. In 2003, SSF also recorded provisions at its Americas region for the closure of hatcheries of $0.8 million and for future site retirement costs of $0.4 million.

Income (Loss) from Operations

In 2003, we had a loss from operations of $369.8 million, compared to a loss of $49.1 million in 2002. In 2001, we reported income from operations of $162.9 million. The loss from operations in 2003 was largely attributable to the losses at SOSA and SSF. In particular, these losses reflect the $176.5 million in impairment charges recognized by SOSA, the negative revisions on several large loss-making contracts at SOSA, the large unfavorable variance at SSF primarily due to the poor results of our Asia Pacific region, the additional costs incurred in the Americas region to fulfill the requirements of various marketing and distribution contracts, and the impairment charges recognized by SNTG of $17.9 million in total for our investments in Dovechem and Stolt Marine Tankers LLC. The increase in administrative and general expenses of $31.1 million was primarily due to antitrust and other investigation related legal expenses, financial restructuring costs and a weakening of the U.S. dollar. The loss incurred in 2002 was largely attributable to $118.0 million in goodwill write-offs, primarily related to acquisitions by SOSA, the low market prices experienced by SSF in its Americas and European regions, the loss-making turnkey projects at SOSA, and $9.6 million of restructuring charges incurred by SNTG.

Net Interest Expense
Net interest expense decreased to $92.8 million in 2003 from $93.1 million in 2002 and $113.9 million in 2001. The decrease in 2003 reflected lower interest expense at SNTG due to the full-year impact in 2003 of the 12 parcel tanker sale/leaseback transaction and the additional sale/leasebacks of parcel tankers completed in 2003, which was partially offset by increases in interest expense for SOSA and SSF due to higher debt levels. The $20.8 million decrease in interest expense in 2002 was due to lower rates and the sale/leaseback of 12 parcel tankers in March 2002 resulting in lower interest payments, despite higher debt levels. The SNTG sale/leaseback transactions lowered interest expense in 2003 and 2002, but increased our lease rental payments that are included in operating expenses.

Foreign Currency Exchange Gain (Loss), Net
For 2003, we had a foreign currency exchange gain of $13.4 million, compared to a gain of $1.2 million in 2002 and a loss of $2.0 million in 2001. The increase of $12.2 million in 2003 compared to 2002 was a result of SSF's redesignation of certain long-term non-functional currency intercompany loans within the SSF group (which are eliminated in consolidation) from long-term and permanent in nature to non-permanent. The redesignation of such loans was due to the deterioration in the SSF group's liquidity situation and related restrictions on additional funding from SNTG to SSF. Following this redesignation, SSF prospectively recognized $13.7 million in foreign currency exchange gains in 2003.

Income Tax Provision
The 2003 results included a tax provision of $15.3 million compared to $18.0 million in 2002 and $27.6 million in 2001. In 2003, the tax provision primarily related to the SSF tax provision of $15.6 million, including $8.0 million in the Americas region of which $5.0 million related to a deferred tax asset write-off, $2.7 million in Norway for a deferred tax asset write-off, and taxes on profits in Iberia of $1.4 million and in Asia Pacific of $2.4 million. In addition, SOSA recorded a tax benefit of $0.6 million in 2003 and SNTG recognized a tax provision of $0.3 million.

The SOSA tax benefit in 2003 is comprised primarily of a charge for revenue based withholding taxes of $6.6 million and a deferred tax benefit of $7.3 million. SOSA has recognized deferred tax assets for net operating loss carryforwards ("NOLs") in Norway and the UK. While SOSA has NOLs in several other countries, it has recorded valuation allowances against the corresponding deferred tax assets in those instances where SOSA does not consider it more likely than not that future taxable profits to realize the corresponding tax benefit exist.

The SNTG tax provision in 2003 declined by $8.8 million from the 2002 amount of $9.1 million, mainly due to tax benefits recognized in 2003 in connection with the increased antitrust and other investigation related legal fees and the write-off of our investment in Stolt Marine Tankers LLC.

In 2002, the tax provision primarily related to losses incurred by SOSA and SSF for which no benefit was recognized and an increase in the valuation allowance against our net deferred tax assets. These items were offset, in part, by a release of certain deferred tax liabilities associated with the UK shipping companies of SOSA that have elected to join the UK tonnage tax regime and the impact of U.S. and non-U.S. shipping income not subject to tax.

SOSA recorded a net tax charge of $8.2 million in 2002, compared to a net tax charge of $20.6 million in 2001. The tax charge in 2002 included withholding taxes of $14.0 million imposed by tax authorities in certain countries. Additionally, in the NAMEX region, SOSA did not recognize a deferred tax asset for the losses incurred, and took a further $10.8 million valuation allowance against the deferred tax asset brought forward from 2001 because of the continuing losses in the region. SOSA also reviewed its position under the UK tonnage tax regime whereby taxable income is calculated by reference to the tonnage of the vessel, and released a further $21.3 million of deferred tax liability in respect of fixed asset temporary differences. This was partially offset by a valuation allowance against its net operating losses, primarily in the U.S., due to the uncertainty of SOSA's ability to generate sufficient future taxable earnings to realize the tax benefit of offsetting the prior operating loss carryforwards.

Minority Interest
Minority interest was $148.5 million, $56.2 million and $4.3 million in the 2003, 2002 and 2001, respectively. The increase of $92.3 million in 2003 compared to 2002 was primarily due to the minority interest portion of the increased losses at SOSA partially offset by an increase in the minority share of net income of certain SOSA subsidiaries. The increase of $51.9 million in 2002 compared to 2001 was entirely due to the increased losses in SOSA.

Net Income (Loss)
As a result of the various factors described above, we reported a net loss of $316.0 million or $5.75 per share in 2003, as compared to a loss of $102.8 million or $1.87 per share in 2002 and net income of $23.7 million or $0.43 per share in 2001.

Business Segment Information
We report information about our subsidiaries on a consolidated basis. This means that our results include the results of all subsidiaries, which SNSA, either directly or indirectly, controls.

In addition to reporting on a consolidated basis, we have three reportable segments from which we derive revenues: SNTG, SOSA and SSF.

The "Corporate and Other" category includes corporate-related expenses, the minority interest in SOSA, and the results of OLL, SSL and all other operations not reportable under the other segments. The reportable segments reflect our internal organization and are strategic businesses that offer different products and services.

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Operating Revenue by Business Segments
For the years ended November 30,

(in millions)	2003	2002	2001
Operating Revenue			
Stolt-Nielsen Transportation Group			
Tankers	**$ 762.1**	$ 747.2	$ 818.1
Tank Containers	**254.7**	227.6	214.4
Terminals	**63.9**	58.5	78.4
Total	**1,080.7**	1,033.3	1,110.9
Stolt Offshore	**1,482.3**	1,437.5	1,255.9
Stolt Sea Farm	**461.8**	435.7	374.4
Corporate and Other	**1.6**	1.6	0.4
Total	**$3,026.4**	$2,908.1	$2,741.6

Gross Profit (Loss) by Business Segments
For the years ended November 30,

(in millions)	2003	2002	2001
Gross (Loss) Profit			
Stolt-Nielsen Transportation Group			
Tankers	**$ 146.5**	$ 151.2	$ 162.7
Tank Containers	**45.8**	43.8	40.8
Terminals	**22.7**	20.9	30.1
Total	**215.0**	215.9	233.6
Stolt Offshore	**(108.3)**	42.5	94.4
Stolt Sea Farm	**(20.1)**	8.0	23.4
Corporate and Other	**1.6**	1.6	0.4
Total	**$ 88.2**	$ 268.0	$ 351.8

Income (Loss) from Operations by Business Segments
For the years ended November 30,

(in millions)	2003	2002	2001
Income (Loss) from Operations			
Stolt-Nielsen Transportation Group			
Tankers	**$ 57.8**	$ 83.2	$ 97.7
Tank Containers	**18.7**	18.7	17.7
Terminals	**7.3**	18.9	36.1
Total	**83.8**	120.8	151.5
Stolt Offshore	**(380.5)**	(123.6)	36.4
Stolt Sea Farm	**(63.7)**	(27.8)	(0.4)
Corporate and Other	**(9.4)**	(18.5)	(24.6)
Total	**$ (369.8)**	$ (49.1)	$ 162.9

Results of Operations per Segment

Stolt-Nielsen Transportation Group Ltd.

Tankers

As of November 30, 2003, SNTG owned and/or operated 125 ships, representing 2.08 million dwt. Of this total, 63 ships participated in the Joint Service, a contractual arrangement managed by SNTG for the coordinated marketing, operation, and administration of tankers owned or chartered by the Joint Service participants in the deep-sea, inter-continental market. The 63 ships included in SNTG's owned and/or operated fleet include 15 ships that are owned by parties other than SNTG and four ships that SNTG time-charters from third parties. Seven of the ships which operate in the Joint Service are owned by NYK Stolt Tankers, S.A., a joint venture in which SNTG has a 50% interest. The remaining ships provide regional services. The composition of the fleet at November 30, 2003 was as follows:

	Number of ships	Millions of dwt	% of the Joint Service net revenue for the year ended November 30, 2003
Joint Service:			
Stolt-Nielsen Transportation Group Limited	44	1.42	80.61
NYK Stolt Tanker S.A.	7	0.17	10.85
Barton Partner Limited	1	0.01	1.10
Bibby Pool Partner Limited	5	0.08	5.45
Unicorn Lines (Pty) Limited	2	0.03	1.99
	59	1.71	100.0
Time-chartered ships	4	0.12	
Total Joint Service	63	1.83	
Ships in regional services	62	0.25	
Total	125	2.08	

Earnings available for distribution to the Joint Service participants are defined in the Joint Service agreement as the combined operating revenue of the ships, which participate in the Joint Service, less combined voyage expenses, overhead costs, and commission to outside brokers. Joint Service earnings are distributed proportionately to each participant according to a formula, which takes into account each ship's cargo capacity, number of operating days during the period and an earnings factor.

In our results of operations, SNTG tanker revenues include 100% of the operating revenue of the Joint Service, and tanker operating expenses include all voyage costs associated with the participating ships, as well as the earnings distributed to the other participants in the Joint Service. The distributions made to minority participants in the Joint Service for 2003, 2002, and 2001 were $66.9 million, $71.9 million and $100.3 million, respectively, and include amounts distributed to non-consolidated joint ventures in 2003, 2002 and 2001 of $38.4 million, $40.5 million and $42.0 million, respectively. After factoring in such costs and distributions associated with other participants in the Joint Service, SNTG received approximately 80%, 80%, and 74% of the net earnings of the Joint Service in 2003, 2002, and 2001, respectively.

Operating Revenue

SNTG tanker operating revenue in 2003 increased 2% to $762.1 million from $747.2 million in 2002, which was an 8.7% decrease from $818.1 million in 2001. The changes in operating revenue in 2003 and 2002 were primarily due to changes in volume of cargo shipped and the strengthening, in 2003, of chemical spot rates. Cargo carried, excluding non-consolidated joint ventures, in 2003 was 23.0 million tons, an increase of 3% from 22.4 million tons in 2002, which was a decrease of 12% from 25.4 million tons in 2001. The 2003 volume increase reflects higher utilization of SNTG's ships, despite the average fleet size decreasing 7% from 2.32 million dwt in 2002 to 2.16 million dwt in 2003. SNTG's fleet in 2002 decreased 9% from an average of 2.55 million dwt in 2001. The decrease of operating revenue in 2002 from 2001 was attributable to the softening of the CPP market leading SNTG to redeliver time-chartered product tankers as demand weakened in this sector of the market in the second half of 2002.

Gross Profit

SNTG's tanker operations had gross profits of $146.5 million, $151.2 million, and $162.7 million in 2003, 2002, and 2001, respectively, and gross margins of 19.2%, 20.2%, and 19.9%, in 2003, 2002 and 2001, respectively. The decrease in gross profits in 2003 reflected increased expenses that outpaced the increase in operating revenue. In fiscal year 2002, the decrease in gross profit as compared to 2001 was in line with the decline in operating revenue. SNTG tanker operations had operating expenses in 2003 of $615.6 million compared to $596.0 million in 2002 and $655.4 million in 2001. The increase in operating expenses in 2003 was primarily due to increases in the price of bunker fuel. In 2003, bunker fuel for SNTG's tanker operations constituted approximately 20% of the total operating expenses for tankers, an increase from 2002 and 2001 when bunker fuel was 17% of total operating expenses. The average price of bunker fuel purchased by SNTG during 2003 was approximately $175 per ton. This compares to the average bunker fuel price for 2002 of approximately $144 per ton and $139 per ton in 2001. SNTG attempts to pass fuel price fluctuations through to our customers under COA, typically one year in duration. In 2003, 64% of tanker revenue was under COA with the remaining 36% derived from voyages based on spot rates. The percentage of revenue from COA was 67% in 2002 and in 2001 was lower than 2003 and 2002 at 54%. During 2003, approximately 63% of tanker revenue earned under COA included contract provisions intended to pass through fluctuations in fuel prices. The profitability of the remaining 37% of tanker revenue earned under COA was directly impacted by changes in fuel prices. In addition, the increase in expenses was caused by the full-year impact of the sale/leaseback of 12 parcel tankers in 2002 and additional sale/leasebacks of parcel tankers in 2003 as well as the weakening of the U.S. dollar. Substantially all of tanker revenue is collected in U.S. dollars and a significant portion of costs, in particular certain crew costs, port expenses and dry docking charges are incurred in non-U.S. dollar currencies. Therefore, in 2003 when the value of the U.S. dollar declined, tanker operations were adversely impacted.

An important measure of performance in many shipping companies, including SNTG, is the sailed-in rate per ship per day. The sailed-in rate may be calculated for a single ship or for a fleet of ships and is calculated as operating revenue, less voyage expenses, which are expenses that may vary depending on the ship or fleet's voyage pattern. The most significant voyage expenses include bunker fuel, port charges, marketing overhead, commissions paid to brokers, and expenses associated with subletting excess cargo to other shipping companies. The sailed-in rate is measured before any costs associated with the owning and management of the ships. Owning and management costs generally do not vary depending on the voyage pattern and include crew costs, maintenance and repairs, insurance, depreciation and interest expense. As such, within many shipping companies, including SNTG, the sailed-in rate is considered an important market measurement, which encompasses rates or prices, volumes, and utilization of how the ship and/or fleet is deployed. As part of our quarterly earnings release, we publish the Sailed-In Time-Charter Index for the Joint Service. The Sailed-In Time-Charter Index for the Joint Service is an indexed measurement of the sailed-in rate for the Joint Service and was set at 1.00 in the first quarter of 1990 based on the sailed-in rate per ship per day at the time. During the period of 1990 to 2003, the average annual Sailed-In Time-Charter Index ranged from a high of 1.35 in 1995 to a low of 0.93 in 1999 and averaged 1.10 over this period. The average Sailed-In Time-Charter Index for 2003, 2002 and 2001 was 1.03, 1.07 and 1.09, respectively. For 2003 the Sailed-In Time-Charter Index decreased approximately 4% from 2002, after decreasing 2% in 2002 from 2001. Based on the configuration of the Joint Service fleet as of May 31, 2004, we expect that a 5% change in the Sailed-In Time-Charter Index from the average 2003 figure of 1.03 would generally result in a change in our gross profit of $15 million to $17 million. As Sailed-In Index is a measurement for the Joint Service only, this sensitivity excludes any impact of changes in sailed-in rates for our regional fleets, which may or may not move in tandem with sailed-in rates for the Joint Service.

Ship owning costs associated with SNTG's ships in the Joint Service increased by 2% in 2003 from 2002, after decreasing 2% in 2002 from 2001. The variance in ship owning costs between the years was a result of the change in fleet composition and improved purchasing practices, offset by a weakening U.S. dollar and higher insurance expenses.

Tank Containers

Operating Revenue

Operating revenue in 2003 was $254.7 million, a 12% increase from $227.6 million in 2002, which was a 6% increase from $214.4 million in 2001. The improvement in 2003 and 2002 was attributable to increased demand in our major markets of North America, Europe and within the Asia Pacific. Increased sales and marketing initiatives led to growth in our food grade business formed in 2002 and in growing markets such as Eastern Europe, China, the Middle East and India. With the growth in the markets, there has been an improvement in volume of our container shipments in 2003 and 2002. In 2003 we moved 74,615 container shipments, an increase of 12% from the 66,330 container shipments moved in 2002, which was an 11% increase in shipments of 59,762 in 2001. The increases were primarily due to increased shipments in North America, Europe and Intra-Asia in 2003 and 2002 as compared to 2001. The 6% increase in revenues from 2001 to 2002 was less than the increase in shipments due to pricing pressures.

SNTG was able to meet the growth in demand by increasing the number of tank containers in our fleet while improving the fleet's overall utilization to 79% in 2003 as compared with 77% in 2002 and 70% in 2001. The significant improvement in 2002 and further in 2003 was the result of improved global market conditions and the implementation of sophisticated fleet optimization and forecasting software. By the close of fiscal year 2003, SNTG owned or operated a fleet of 15,999 tank containers, a 7% increase from the 14,955 tank containers owned or operated at the end of 2002 which itself was a 5% increase from the 14,184 tank containers controlled at the end of 2001. SNTG increased the number of tank containers in 2003 by leasing additional tank containers to meet the increase in overall demand and the continued growth of the food grade activity.

Gross Profit
SNTG's tank container operation had gross profit of $45.8 million, $43.8 million and $40.8 million in 2003, 2002 and 2001, respectively and gross margins of 18%, 19% and 19% in 2003, 2002 and 2001 respectively. Margins decreased slightly in 2003 due to downward pricing pressure in our markets from Asia and South America and increased movement of empty tank containers to meet the increased demand in our major markets in North America, Europe and within Asia Pacific. The decrease was only partially offset by increased shipments, as well as the resulting improvements in utilization of our tank containers.

SNTG's tank container operating expenses in 2003 were $208.9 million compared to $183.8 million in 2002 and $173.6 million in 2001. The increase in operating expenses in 2003 was primarily due to an increase in tank container rental costs resulting from the increased number of tanks operated, an increase in the freight and associated costs to move loaded tank containers reflecting from the increased number of shipments and an increase in the costs resulting from a greater number of tank container required to be repositioned during the year. Furthermore, additional operating expenses were incurred due to rising fuel expenses and the decline in the value of the U.S. dollar against most global currencies.

Offsetting some of the increases in operating expenses was the continued reduction in the average leasing cost for tanks for 2003, which was 1% lower than 2002 due to a change in the mix of long-term and short-term leases. The leasing cost for 2002 was 7.3% lower than 2001.

Terminals
Operating Revenue
Operating revenue in 2003 was $63.9 million, an increase of $5.4 million or 9%, from $58.5 million in 2002, which in turn was a decrease of $19.9 million from $78.4 million in 2001. In November 2001, SNTG sold the Perth Amboy and Chicago terminals. They were sold as part of an initiative to divest non-strategic assets as the synergy between these terminals and the tanker division was limited given that SNTG ships infrequently called at these terminals. SNTG is focused on expanding the terminals in key locations such as Houston, Braithwaite and Ulsan, South Korea to maximize the synergy between SNTG's parcel tankers and the terminals. The expansions in the three owned terminals account for $1.9 million or 3% of the revenue increase in 2003 as compared to 2002, with the remaining 6% increase primarily a result of a full year of operations in 2003 of Braithwaite's initial expansion. With the expansions in Houston and Santos completed toward the end of 2003, the full year effect on operating revenues will only be felt in 2004.

Total storage capacity of our wholly owned facilities at the end of 2003 was 4.0 million barrels (630,700 cubic meters) as compared to 3.4 million barrels (537,700 cubic meters) and 2.5 million barrels (403,500 cubic meters) at the end of 2002 and 2001, respectively. Average capacity utilization was 97% in 2003, 97% in 2002, and 95% in 2001. The higher average capacity utilization in 2003 and 2002 as compared to 2001 was mainly due to increased activity at the Houston and Santos terminals, as well as the positive impact from the sale of the Chicago terminal, which had a lower average utilization.

Gross Profit
Gross profit of SNTG's terminal operations was $22.7 million, $20.9 million, and $30.1 million, in 2003, 2002, and 2001, respectively. Gross margins were 36%, 36%, and 38% for 2003, 2002 and 2001, respectively. The improvement of gross profit from 2002 to 2003 was primarily a result of the expansions of the Braithwaite and Santos terminals. The decline of gross profit from 2001 to 2002 was attributable to the sale of the Chicago and Perth Amboy terminals.

Operating expenses in 2003 were $41.2 million, an increase of $3.6 million, from $37.6 million in 2002, which in turn was a decrease of $10.7 million from $48.3 million in 2001. The increase in operating expenses in 2003 was primarily due to the impact of full year operations at the expanded Braithwaite terminal and increased salary and wages, employee benefit programs, utility costs and wastewater treatment costs at the Houston terminal. The decrease of operating expenses in 2002 was primarily due to the sale of the Chicago and Perth Amboy terminals, which was offset to some extent by the start up costs at the Braithwaite terminal. Gross margins remained stable in 2003 due to improved margins for the Braithwaite terminal offsetting a decline in the margin for the Houston terminal. The margins at the Braithwaite terminal increased as a result of increased capacity utilization and higher customer activity levels while in the Houston terminal revenues remained relatively constant and expenses increased. Margins fell in 2002 from 2001 due to a slight decline in the margin for the Houston terminal resulting from increased wastewater treatment costs and the higher infrastructure costs incurred with respect to the new storage capacity at the Braithwaite terminal.

Stolt Offshore S.A.
Summary of SOSA's major projects for fiscal years 2003, 2002, and 2001:

Angostura project – A lump sum Conventional project offshore Trinidad and Tobago (NAMEX region), under execution during 2003 to 2004 for BHP Billiton.

Bonga project – A lump sum SURF project offshore Nigeria (AFMED region), executed during 2001 to 2004 for SNEPCO.

Burullus project – A lump sum SURF project offshore Egypt (AFMED region) executed during 2001 to 2003 for the Burullus Gas Company.

Conoco CMS 3 project - A lump sum SURF project offshore the UK (NEC region) executed during 2001 to 2003 for ConocoPhillips (UK) Ltd.

Duke Hubline project – A combined lump sum and day rate Conventional project in the U.S. (NAMEX region), executed during 2002 to 2003 for Algonquin Gas Transmission Company, a subsidiary of Duke Energy Field Services LLC.

Erha project – A lump sum SURF project offshore Nigeria (AFMED region), to be executed during 2002 to 2006 for ExxonMobil Nigeria ("EEPNL").

Girassol project – A lump sum SURF project offshore Angola (AFMED region), comprising the building and installation of two riser towers in 1,400 meters of water and the installation of associated pipelines and umbilicals, executed during 1998 to 2003 for a consortium led by Total Angola. This project was performed as a joint venture with Saipem S.A.

OGGS project – A lump sum Conventional offshore gas gathering system project offshore Nigeria (AFMED region), executed during 2002 to 2004 for Shell Petroleum Development Company of Nigeria Limited ("SPDC"), acting on behalf of itself and partners, including the Nigerian National Oil Company.

Sanha Bomboco project – A lump sum Conventional project offshore Angola (AFMED region) under execution during 2002 to 2004 for ChevronTexaco led by Cabinda Gulf Oil Company ("CABGOC").

Shell EA project – A lump sum SURF project executed during 2001 to 2003 for Shell in Nigeria (AFMED region).

Skirne Byggve project – A lump sum SURF project offshore Norway (NEC region) executed during 2002 to 2003 for Total.

Yokri project – A lump sum Conventional project in Nigeria (AFMED region) under execution during 2001 to 2004 jointly with a local partner for SPDC, acting on behalf of itself and partners, including the Nigerian National Oil Company.

Operating Revenue
Operating revenue increased slightly to $1,482.3 million in 2003 from $1,437.5 million in 2002, as SOSA worked through a high level of backlog. Operating revenue in fiscal year 2002 increased to $1,437.5 million from $1,255.9 million in 2001. This reflected the continued growth in the market for SOSA's services, particularly on major projects in AFMED, in addition to increased year-on-year revenue from the Paragon Companies.

Operating revenue for 2003 was $44.8 million higher than 2002. In the AFMED region, operating revenue decreased marginally in fiscal year 2003 to $673.8 million. The continued high level of activity in West Africa on the major projects was the main driver for the sustained high level of revenue, generating 64% of the revenues for fiscal year 2003. In the NEC region, operating revenue increased to $387.6 million in fiscal year 2003, with the region reporting particularly high activity in the Norwegian sector of the North Sea. The NAMEX region reported operating revenue in fiscal year 2003 increased marginally to $200.6 million. The IMR activity levels were higher than prior years as a result of continued hurricane repair work in the first quarter related to damage to offshore installations from Hurricane Lili in the Gulf of Mexico. This was partially offset by SURF activity levels which were lower than the previous year due to lack of a dedicated SURF ship available in the NAMEX region. Operating revenue in the SAM region increased in fiscal year 2003 to $56.0 million. The increase was mainly due to the very high ship utilization on the two long-term charter contracts operating in the SAM region. Operating revenue in the AME region increased marginally in fiscal year 2003 to $26.8 million. The majority of the AME revenue in fiscal year 2003 was derived in Indonesia, where the activity levels were still lower than expected and well below the high level achieved in fiscal year 2001. Corporate operating revenue increased marginally in fiscal year 2003 to $137.5 million due to higher sales achieved by Serimer DASA on offshore welding work for customers other than SOSA and stable revenue levels in the Paragon Companies.

Operating revenue in the AFMED region was $702.7 million in fiscal year 2002, up from $520.2 million in fiscal year 2001. The increase from year 2001 to 2002 was largely due to high levels of activity in Nigeria, partially offset by lower revenue in Angola and lower activity on an offshore project for a consortium led by Total Angola. In the NEC region, operating revenue increased to $335.6 million in fiscal year 2002 from $325.3 million in fiscal year 2001. In the Norwegian sector, there was a difficult market situation in both 2002 and 2001, with no significant conventional lump sum or pipelay projects. The small increase in 2002 revenue was mainly related to the activity level in the subsea construction market. In the UK sector in 2002, there was a continuation of the increased project activity from 2001. Operating revenue in the NAMEX region decreased to $190.5 million in 2002 from $276.7 million in 2001. This was due to reduced activity on the pipelay project for Gulfstream Natural Gas LLC that was completed in early 2002, and reduced subsea construction activity as a result of depressed market conditions. There was an upturn in activity in the final quarter of 2002 to repair damage caused by Hurricane Lili. Operating revenue in the SAM region in 2002 increased slightly in 2002 to $52.0 million from $50.5 million in fiscal year 2001 due to the continued good performance and stable utilization levels of the long-term charters. Operating revenue in the AME region in 2002 decreased by $13.7 million to $25.7 million from $39.4 million in 2001 due to a downturn in the market for construction and shallow water work in Indonesia and drill support ROV work throughout the AME region. Corporate operating revenue increased in fiscal year 2002 to $131.0 million from $43.8 million in 2001. Of this increase, $68.7 million is attributable to the inclusion of revenues from both Paragon Engineering Services, Inc. and Paragon Litwin for a full financial year. In 2001, these businesses were only consolidated for part of the year subsequent to each respective acquisition.

Gross (Loss) Profit
In 2003 SOSA reported a gross loss of $108.3 million. This is mainly due to negative revisions on several large loss-making contracts, including the Bonga, OGGS, Sanha Bomboco and Burullus projects. Settlement on all outstanding claims and variation orders on the OGGS and Burullus projects was achieved with the respective customers in fiscal year 2004, and the impact has been fully reflected in fiscal year 2003 results because the settlements related to work completed before November 30, 2003.

In 2003, the gross profit in the AFMED region was depressed by the continuing losses on legacy projects in West Africa and Egypt. These projects were characterized by low margins at the tender stage, further adversely affected by operational difficulties and cost overruns. The outcome of protracted negotiation over disputed variation orders and claims were in included in the 2003 result. In the NEC region, favorable results were achieved on a number of Norwegian and UK sector projects, particularly the Vigdis project extension and the BP Madoes and Mirren projects. The successful resolution of the Allseas Corrib project in the first quarter of 2004 is reflected in the 2003 results, as well as a provision for costs relating to umbilical cable repair in the Norwegian sector. In the NAMEX region, substantial losses incurred in the Duke Hubline project were only partly offset by profitable results on a number of smaller, principally day rate jobs. The SAM region reported substantial favorable gross margins on long-term contracts involving the *Seaway Condor* and the *Seaway Harrier*, reflecting SOSA's local expertise. The AME region suffered continuing weak gross margins in many of its numerous small projects in what continues to be a very competitive geographical segment. The Corporate region reported favorable gross margins on two of the stand-alone business units, particularly Serimer Dasa, but the favorable margins were offset by poor results in the Paragon Companies.

The gross profit for 2002 was $42.5 million compared with a gross profit of $94.4 million in fiscal year 2001. This degradation in trading performance was due to loss-making turnkey projects, mainly the OGGS and Burullus projects in the AFMED region. In 2002, the gross profit in the NEC region included an adverse variance attributable to the Conoco CMS 3 project. Seabed soil conditions encountered during the project differed significantly from those that had been anticipated, leading to significant increases in the duration of work and associated expenditures. In the NAMEX region, there were improved results in 2002 on subsea construction projects. The deterioration in the AME region in fiscal 2002 from 2001 was attributable to a drop in market conditions for construction and drill support ROVs. Corporate gross profit was lower in 2002 because revenue earned by certain ships and equipment did not cover fixed costs.

Stolt Sea Farm Holdings plc

Operating Revenue

Operating revenue in 2003 increased 6% to $461.8 million from $435.7 million in 2002, which was a 16% increase from $374.4 million in 2001. The increase in operating revenue in 2003 is a result of a combination of factors with offsetting effects. In the Americas region, overall volumes harvested in 2003 were lower on the west coast of Canada than in 2002 due to shortages of fish. The shortages resulted from extraordinary mortalities in earlier years caused by viral and parasitic infections. Additionally, there were shortages in Chile due to poor growing conditions for the fish in the early part of the 2003 and disease. However, fish prices in the Americas increased from 2002 to 2003, due to a reduction in industry supply from Canada and zero growth from Chile in the first half of the year, so that overall operating revenue in the Americas region increased. In Europe, harvested volumes increased generally in Norway and the UK due to the recovery from extraordinary fish mortalities in 2001 that adversely affected harvested volumes in 2002. The increase in harvested volumes in Europe, partially drawn by the lifting of EU restrictions, reflected better use of existing assets, better growing conditions, and changes in the harvest planning and husbandry practices, which resulted in more biomass of fish being available for harvest. Although a generally weak pricing environment persisted, particularly for salmon produced in Norway, in 2003, operating revenue increased, with an increase in harvested volumes. Volumes and prices in the Iberia region were steady from 2002 to 2003, but the euro strengthened so the results reported in U.S. dollars were higher and resulted in an 18% increase in operating revenue in this region. In the Asia Pacific region, volumes overall in 2003 decreased mainly due to reduced sales volumes in Japan where we deliberately cut back our trading business as a result of operational and liquidity issues, and poor prices for the bulk frozen trout and coho businesses. The price of Southern bluefin tuna also decreased in 2003 from 2002. Overall, SSF operating revenue in Asia Pacific decreased by 8% in 2003 from 2002.

The increase in operating revenue in 2002 was primarily due to increased activity in the Asia Pacific trading operations, as well as the inclusion of a full year of results for Eicosal in Chile which was acquired in July 2001. Operating revenue for 2002 in the Norway region fell 13% primarily due to a shortage of volumes following a disease outbreak in 2001.

The total volume of Atlantic salmon, salmon trout and coho sold, in gutted whole fish equivalent metric tons, assuming an average 60% yield on processed products sold and excluding volumes sold intercompany into Asia Pacific, was 97,800 metric tons in 2003, 93,700 metric tons in 2002 and 72,800 metric tons in 2001. Of the metric tons sold, 61,300 metric tons, 59,600 metric tons and 51,100 metric tons, in 2003, 2002 and 2001, respectively, was from SSF's own production, the remainder being sourced from other producers. The increase in volume of SSF's own production in 2003 mainly reflects the increases in harvests in Europe, as described above. The increase in volume of SSF's own production in 2002 mainly reflects the additional volumes from the acquisition in 2001 of Eicosal in Chile.

Gross Profit (Loss)

SSF incurred a gross loss of $20.1 million in 2003, and gross profits of $8.0 million and $23.4 million in 2002 and 2001, respectively. Gross margins were (4%) in 2003, 2% in 2002 and 6% in 2001.

The gross loss incurred in 2003 primarily reflects a very large adverse swing in Asia Pacific, mainly due to poor market conditions for trout, coho, and bluefin tuna in Japan as well as trading activities and other transactions in Japan that we believe were improper and unauthorized.

In 2003, we discovered that an employee in SSF's Tokyo office had been engaging in what we believe to be improper transactions and unauthorized trading of seafood. More specifically, we believe the employee made purchases of substantial quantities of various species and represented to management that they were being simultaneously sold in the market. This, however, was not the case and, consequently, we held significant inventories of several species at a time of declining prices. These inventories were ultimately sold for a loss. Additionally, we believe the employee engaged in various other improper transactions which had the effect of diverting funds from SSF for his direct or indirect benefit. The employee and all other individuals believed to be involved in the improper transactions and other unauthorized activities have since left SSF and certain other regional senior managers in the Asia Pacific region, who are not suspected of participating in such transactions and activities, have also left SSF. A new general manager for SSF Japan has been hired and a new interim President for SSF Asia Pacific has been reassigned from SSF Europe to manage the operations until a permanent President is appointed. We have made a claim under our fidelity insurance policy. This policy has a claim limit of $5 million, and in the absence of any acknowledgement of liability for the claim by the insurers, no insurance recovery has yet been accrued. In addition, although the Southern bluefin tuna ranching activity overall was profitable in the Asia Pacific region, selling prices for our own ranched bluefin tuna were approximately 20% lower in 2003 than in 2002, and not all the tuna production was sold while inventories of traded tuna products that we bought in the market in 2002, at higher prices, with the intent of selling were sold at low or negative margins in 2003 following further market price declines. SSF made lower of cost or market provisions totaling $11.1 million at the end of 2003 against remaining inventories of traded tuna and frozen salmon, trout and other species, to reflect the weaker markets in Asia at the time. The total combined impact of these factors resulted in SSF's Asia Pacific operations reporting a gross loss of $25.3 million in 2003 compared to a gross profit of $22.6 million in 2002. SSF's Asia Pacific operations outside of Japan generally operated with a positive gross profit in both 2003 and 2002.

Partly offsetting the reduction in gross profit in Asia Pacific was a substantial improvement in the Americas region. Although volumes overall were approximately 10% lower in 2003 than in 2002, market prices were significantly higher as a result of lower industry harvests in Canada and no industry growth in Chile in the first half of 2003. Additionally, farming production costs were lower on the east coast of Canada due to improved farming management practices, although this was partially offset by higher marketing and distribution costs as a result of our efforts to fulfill contractual obligations despite the regional imbalances of production. In Europe, margins were better in 2003 compared to 2002, despite mostly lower selling prices in 2003, due to better management of the European marketing function, the lifting of the EU Agreement's minimum import prices and a better product mix than in 2002. Partially offsetting this were lower of cost or market provisions SSF made to selected inventories in the Americas and UK, and its halibut operations totaling $1.8 million, primarily due to low market prices for these specific products.

The reduction in gross profit in 2002 reflects reductions mainly in the Americas region and in Norway. In the Americas in 2002, sales of trout and coho, which were part of the acquisition of Eicosal which was completed in mid 2001, were made at low or negative margins due to the very low market prices at the time. In addition, SSF's west coast activities in the Los Angeles seafood center suffered a sharp fall in margins. In Europe, prices in 2002 were lower compared to 2001.

Gross profits in Asia Pacific increased overall due to the substantial increase in volumes traded, although margin percentages were slightly reduced due to the change in the mix of business done towards lower margin business, and squeezed profitability due to the strong Norwegian kroner and the effect on input purchase costs.

Corporate and Other

Optimum Logistics Ltd. and SeaSupplier Ltd.

In April 2003, we completed the sale of substantially all of the assets of OLL to Elemica, Inc., the leading chemical industry consortium. Under the terms of the agreement, Elemica acquired the full technology platform and the ongoing business operations of OLL. Based on the terms of the sale, we realized a net gain in 2003 of $4.4 million, included in "(Loss) gain on disposal of assets, net" in the consolidated statement of operations. The net gain was mainly comprised of the realization of a previously deferred gain from the sale of OLL shares to Aspen Tech, less the recognition of an asset impairment charge on Aspen Tech shares. Through the time of sale, OLL's 2003 revenues were $0.6 million and costs were $3.4 million compared to $1.0 million and $9.5 million for a comparable period in 2002.

SSL increased its revenues to $1.0 million in 2003 compared to $0.6 million in 2002. SSL signed a three-year agreement with BP Shipping in July 2003 for the licensing of its SeaManager procurement platform and for implementation services for the BP Shipping fleet. SSL also lowered operating costs to $5.4 million in 2003 from $6.9 million in 2002 by reducing headcount and more efficiently managing information technology development and sales efforts. Reduced information technology spending and the slow economy considerably reduced technology software related spending by many potential customers and continued to negatively impact sales efforts. We anticipate that the cash flow for SSL will continue to improve in 2004.

Liquidity and Capital Resources

Principal Sources of Liquidity

During 2003, 2002 and 2001 we met our cash needs through a combination of (i) cash generated from operations, (ii) borrowings from commercial banks, (iii) financing through sale/leasebacks of assets, and (iv) asset sales.

SNTG generally operates with negative working capital, which reflects the collection/payment cycle. Invoicing, for the tanker business usually takes place at or shortly after loading, while expenses that are invoiced and paid within normal business terms are typically paid near or subsequent to the end of a voyage. SOSA requires working capital, as expenditures are often incurred on an ongoing basis throughout a project while customers are typically billed only when a specified level of progress is achieved on a project. In SSF, the production cycle for Atlantic salmon takes two to four years, and for various other farmed fish species many more years; therefore, SSF requires working capital to finance inventory.

Since the beginning of 2000 to November 30, 2003, we have through SNTG (Liberia) and other subsidiaries (including SNTG) provided new debt and equity funding of $164.0 million to SOSA, $257.0 million to SSF, and $55.0 million combined to OLL and SSL. This funding was provided from a combination of cash flow from SNTG operating activities as well as the use of our credit facilities. In addition, we have provided guarantees of SOSA's obligations under its bank guarantee facilities, some of which were supported by collateral. The facilities provided for bank guarantees of up to an aggregate of $104.3 million as of November 30, 2003. Since that time the aggregate amount of bank guarantees available to SOSA under these facilities has been reduced to $99.8 million as of May 31, 2004.

The use of SNTG operating cash flow and our financing capacity, combined with operating losses and asset write-downs over the past several years in SOSA and SSF and the maturities of our existing loans, left us in the second half of 2003 with limited liquidity and in potential breach of certain financial covenants with our lenders. In August 2003, we paid $121.4 million of maturing debt: $65.0 million of debt used to finance the building of certain ships and $56.4 million on our Senior Notes. These payments significantly reduced the amount of available credit remaining under our two revolving credit facilities, as it was necessary to borrow from these facilities to pay the maturing debt. In November 2003, we had $180 million maturing under a revolving credit facility with a bank syndicate led by DnB NOR Bank. Despite taking measures which included borrowing to our maximum availability under our existing bank credit facility agreements, selling certain assets, completing a sale and leaseback of three ships and closing our positions under foreign exchange contracts, which had positive value, sufficient cash and credit facilities were not available to repay the maturing $180 million facility. We were unable to negotiate a refinancing of the $180 million revolving credit facility with the existing bank syndicate. Additionally, our liquidity problems at this time were exacerbated by the fact that financial institutions that had provided an aggregate of about $113 million of uncommitted lines of credit to our local operations throughout the world as of the end of the second quarter, May 31, 2003, began to require that we repay all outstanding balances under these lines of credit. As of the end of the third quarter, August 31, 2003, we had a total of $76 million outstanding under such uncommitted lines of credit. By the end of the 2003 fiscal year we had repaid $39 million of such outstanding amounts and were in discussions with the providers of those lines with respect to a repayment schedule on the remaining amounts.

During this time, we engaged in numerous discussions with the creditors under our existing financing agreements regarding amendments to these facilities or waivers to avoid defaults with respect to the financial covenants contained in these facilities, in particular, the ratio of consolidated debt to consolidated tangible net worth. We sought and obtained a series of waivers. These waiver agreements included increased interest rates for certain credit agreements. The waiver agreements with the bank syndicate providing the $180 million revolving credit facility included repayment extensions to provide time for us to replace this revolving credit facility. As of November 30, 2003, we were in compliance with the provisions of our financing agreements, but only as a result of the waivers that our creditors had granted to us. Ultimately, we announced on December 27, 2003 that we had received further waivers providing for covenant relief through May 21, 2004 subject to certain conditions.

In January 2004, we sold 7.7 million of our Common Shares in a private placement for aggregate proceeds of $104.2 million to non-affiliated investors. The Common Shares, which were held in treasury, were priced at 92.75 Norwegian kroner per share, or approximately $13.50 per share.

Also in the first quarter of 2004, we completed certain transactions that resulted in the deconsolidation of SOSA. See "Financial Problems at SOSA" below. On February 19, 2004, we announced that the deconsolidation of SOSA combined with our equity offering would allow us to achieve compliance with the financial covenants in the original borrowing arrangements with our primary creditors. We subsequently allowed the waiver agreement with respect to the Senior Notes to expire on February 20, 2004. Representatives of the holders

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of our Senior Notes informed us that the Senior Note holders believed that upon the termination of the waiver agreement and the deconsolidation of SOSA, we were in breach of certain covenants of the Senior Notes. We informed the representatives of the Senior Note holders that we disagreed with these assertions. On June 16, 2004, we resolved the dispute with our Senior Note holders regarding the asserted defaults under the Senior Notes and entered into an agreement to amend the Senior Notes. Pursuant to the Amendment Agreement, a permanent waiver was granted by the Senior Note holders in respect of the defaults they asserted. For additional information, see "—Liquidity and Capital Resources—Indebtedness—The Senior Notes" and Note 29 to the Consolidated Financial Statements. Certain of the waivers obtained from the creditors also terminated on February 20, 2004 as a result of the termination of the waiver agreements with respect to our Senior Notes. Waivers that did not automatically terminated on February 20, 2004, terminated on May 21, 2004 in accordance with their terms. To date, no other creditors, other than the Senior Note holders, have informed us of any belief on their parts of any breach of covenants as a result of such waiver terminations.

On March 30, 2004, we entered into a five-year $130 million revolving credit facility arranged by a consortium of banks led by Deutsche Bank AG. The facility was used to repay the $180 million revolving credit facility, which was originally due on November 26, 2003, and was extended by agreement with the banking group. The interest rate paid on the facility ranges from a rate of LIBOR+1.5% to LIBOR+1.9%.

Financial Problems at SOSA

Significant operational and financial difficulties at SOSA contributed to its 2003 consolidated loss. For the fiscal year ended November 30, 2003, SOSA reported a net loss of $418.1 million, primarily due to cost overruns on several major projects and a number of smaller projects. There was an aggregate negative impact of $216.0 million on SOSA's net income attributable to changes in original estimates on major projects. Additionally, SOSA recorded impairment charges totaling $176.5 million against the carrying value of a number of ships, barges, mobile assets and onshore equipment. SOSA reported a net loss of $151.9 million in 2002, also due to unanticipated operational difficulties related to a number of major projects. Throughout 2003, SOSA experienced significant cost overruns on major projects, particularly in its AFMED region. These operational problems were exacerbated by SOSA's inability to recover cost over-runs that SOSA believed it was owed by customers with respect to work performed on major projects. These difficulties made it challenging for SOSA to maintain compliance with the financial covenants contained in its credit facilities. During 2003, SOSA engaged in numerous discussions with and obtained waivers from the lenders under its Existing Credit Facility Agreements to avoid defaults with respect to the financial covenants contained in these facilities.

While SOSA was engaged in discussions with its primary creditors to amend the financial covenants in its Existing Credit Facility Agreements, it also took measures to ensure that it had sufficient liquidity to fund its operations and to provide for a potentially protracted period of negotiation with certain major customers regarding settlement of claims and variation orders. These measures included borrowing to SOSA's maximum availability under its Existing Credit Facility Agreements and closing its positions under foreign exchange contracts, which had positive value. To assist SOSA in obtaining bank waivers, in December 2002, we agreed to make a $50 million SNSA liquidity line available to SOSA and in July 2003, we agreed to make a subordinated loan of $50 million to SOSA.

Subsequent to the end of the year, SOSA took a number of actions to address its financial situation. On February 19, 2004, SOSA issued and sold 45.5 million Common Shares in a private placement that raised gross proceeds of $100.1 million. On April 20, 2004, SNTG converted the Subordinated Note that it made to SOSA into SOSA equity. Additionally, on May 28, 2004, SOSA completed an equity offering which generated approximately $65.8 million in gross proceeds. Together, these measures have provided a $215.9 million increase in SOSA's shareholders' equity before deduction of expenses.

In February 2004, SOSA entered into the New Bonding Facility, which provided SOSA with the ability to offer bank guarantees and other forms of surety that are often required to bid on and win new business. Additionally, SOSA entered into an Intercreditor Deed that incorporated changes to and superseded the covenants and security arrangements in its Existing Credit Facility Agreements. We believe that this will be sufficient to provide the bank guarantees that SOSA will need in 2004, although we expect that SOSA will need to secure additional bonding facilities for 2005 and beyond. SOSA's recent history of losses and financial difficulties will make it more challenging to arrange any additional bonding that may be needed.

Financial Outlook

Subsequent to the end of 2003 we took a number of actions that significantly improved our financial position:

- on January 26, 2004 we sold 7.7 million of our Common Shares for gross proceeds of $104.2 million;
- on February 19, 2004, we converted 34 million SOSA's Class B Shares owned by us into 17 million SOSA Common Shares;
- on February 19, 2004 we sold two million of our SOSA Common Shares for gross proceeds of $6.9 million;
- we deconsolidated SOSA, removing $387.5 million of debt from our consolidated balance sheet; and
- on June 16, 2004, we resolved our dispute with our Senior Note holders to remove any threat of a default.

These actions improved our consolidated debt to consolidated tangible net worth ratio, allowing us to regain compliance with the financial covenants contained in our financing agreements.

To improve our financial position going forward, we are taking the following actions:

- we are limiting capital expenditures;
- we are closely monitoring our working capital needs;
- we will no longer provide funding for SOSA, subject to our obligations under the SNSA Liquidity Line, which currently cannot be funded because of restrictions contained in our existing financing arrangements;
- we are limiting our funding of SSF; and
- we are actively exploring opportunities for raising new debt financings to replace existing debt, in particular our Senior Notes, which are due principal repayments of $96.6 million for each of the next three years, and our Houston terminal facility sale-leaseback where a $64.0 million principal payment is due in January 2005.

We believe that our cash flow from operations and available credit facilities will continue to provide the cash necessary to satisfy our working capital requirements and capital expenditures, as well as to make scheduled debt repayments and satisfy our other financial commitments to at least the end of fiscal 2004.

The options available to us in the event that operational results fall below expectations or we incur significant unanticipated costs or expenses, such as large fines or penalties as a result of the antitrust proceedings or otherwise include: (i) raising new unsecured debt to repay existing debt; (ii) raising new secured debt, primarily by refinancing our Houston terminal as well as using our currently uncollateralized Braithwaite terminal; (iii) engaging in sale leaseback transactions; (iv) raising equity; (v) seeking approval from creditors to defer existing scheduled loan repayments; (vi) deferring discretionary capital expenditures; (vii) selling assets including our shares in SOSA (subject to the terms of the Amendment Agreement for the Senior Note holders); and (viii) seeking to obtain a waiver of covenant breaches were they to arise.

At November 30, 2003, our cash and cash equivalents totaled $150.0 million, which included $81.9 million of SOSA cash and cash equivalents. The $150.0 million cash balance was an increase from the prior year level of $22.9 million, primarily resulting from the draw down of the majority of our available credit facilities. Total consolidated debt including short-term and long-term debt and capital lease obligations amounted to $1,699.7 million at November 30, 2003, of which $1,246.9 million was secured by ships and other assets with a net carrying value of $1,492.5 million and $452.8 million was unsecured. Of the total debt outstanding at November 30, 2003, $387.5 million of short-term and long-term debt and capital lease obligations was owed by SOSA. Total consolidated operating lease commitments, as of November 30, 2003, were $604.8 million, and $99.5 million of the total operating lease commitments were SOSA's.

Through May 31, 2004, we have made debt payments of $216.9 million and interest payments of about $41.6 million on our total debt outstanding as of November 30, 2003 (excluding SOSA debt and interest payments). This included repayment of the remaining balance of $160 million on the $180 million DnB NOR Bank credit facility. Our scheduled principal and interest payments, excluding SOSA, for the remainder of 2004 are approximately $146.7 million and $37.4 million, respectively. For 2004, debt will increase by $69.7 million due to the new accounting rules that require us to consolidate an off-balance sheet synthetic lease with respect to 12 ships. For additional information please see "—Off-Balance Sheet Arrangements—Lease with Twelve Ships Inc." In addition, on March 30, 2004, we entered into a $130 million five-year secured revolving facility with various lending institutions, including Deutsche Bank AG, as agent. As a result, as of May 31, 2004, total debt after deconsolidation of SOSA is estimated to be $1,266.3 million and our available cash balances are estimated to be in excess of $140 million. We are also obligated to make payments under long-term operating lease agreements for the remainder of 2004 that total approximately $70 million.

We have extended to SOSA a committed line of credit in the amount of $50 million pursuant to a facility agreement effective as of December 1, 2002 for working capital and other corporate purposes, referred to as the SNSA Liquidity Line. This line remains available to SOSA until November 28, 2004. However, we have informed SOSA that our ability to fund a draw down under the SNSA Liquidity Line is limited by the terms of our existing credit facilities and may be prohibited in certain circumstances. SOSA has advised us that it does not expect to utilize the SNSA Liquidity Line.

Our financing agreements include various financial covenants. Some of our financing agreements provide for a cross default in the event of a material default in another agreement. It is also possible that a default under a credit facility agreement or the New Bonding Facility could result in a default under one of our financing arrangements. This, in turn, could cause a cross default under one or more of our other financing arrangements. In the event of a default that extends beyond the applicable remedy or cure period, creditors may exercise their remedies including accelerating repayment of amounts due to them or seizing the collateral securing the debt. If this were to occur, we could not pay off such indebtedness and could be forced to seek protection under available insolvency or reorganization laws and regulations. We are currently negotiating with our lenders under the financing agreement that contains a cross default provision relating to a SOSA material default to remove such cross default provision, although we can not assure you that we will succeed.

As of November 30, 2003, our loan agreements provide for cumulative limitations on certain payments including dividend payments, share repurchases, and investments and advances to non-consolidated joint ventures and other entities. Based on such limitations, we are currently unable to pay any dividend, repurchase our shares or make investments in or advances to joint ventures or other entities.

Cash Flows

Summary Cash Flows

(in thousands)	2003	2002	2001
Net cash provided by operating activities	**$ 81,515**	$136,633	$ 123,069
Net cash used in investing activities	**(12,216)**	(28,164)	(244,361)
Net cash (used in) provided by financing activities	**55,850**	(110,708)	117,600
Effect of exchange rate changes on cash	**2,017**	247	(213)
Net increase (decrease) in cash and cash equivalents	**$127,166**	$ (1,992)	$ (3,905)

Cash Flows from Operating Activities

Cash flow from operations is derived principally from the collection of receivables due from customers under contracts for SOSA and under COA and spot contracts for SNTG. SSF's cash flow from operations is derived mainly from collection of receivables due from customers. In 2003, we generated cash from operating activities of $81.5 million. This compares with $136.6 million and $123.1 million in 2002 and 2001, respectively. The movements between years are mainly due to the relative operational performances and working capital requirements in those years.

Cash flows from Investing Activities and Capital Expenditures

Net investing activities utilized $12.2 million in 2003, compared to $28.2 million in 2002 and $244.4 million in 2001. Significant investing activities during 2003 were (i) capital expenditures, described further below, of $88.1 million, which were lower than previous years primarily as a result of completing a multi-year parcel tanker new building program in 2002 and the completion of certain SOSA ship upgrades in 2002, and (ii) a $25.4 million increase in restricted cash, which, based on agreement with our creditors, was placed in escrow on November 13, 2003, to be available for drawdown by SOSA under its committed liquidity line, but which was released back to us, with interest, on February 12, 2004. Offsetting these uses of cash were (i) proceeds of $102.7 million principally from the sale/leaseback transaction with respect to three parcel tankers ($55.8 million), sale of investments in Vopak and Univar ($16.5 million) and the sale of Southern bluefin tuna quota rights at SSF ($25.8 million), and (ii) $11.0 million of net receipts from affiliates of SOSA and SNTG. Capital expenditures for the year include (i) capital expenditures of $12.8 million for the terminal at Braithwaite, (ii) refurbishing and upgrades of existing assets including parcel tanker life extension dockings, refurbishment of tank containers, expansion of the terminal at Houston, net and cage replacements for the SSF and improvement of various SOSA assets, and (iii) the acquisition and upgrade of SSF facilities in Spain and Belgium. See "Factors Affecting our Financial Condition and Results of Operations—Financial Matters—Financing Issues at SNTG and SNSA" for information on the sale of the Southern bluefin tuna quota.

Significant investing activities during fiscal year 2002 were (i) capital expenditures of $122.6 million, as described in further detail below, and (ii) payment of $60.6 million for the settlement of share price guarantees by SOSA which were agreed to as part of SOSA's December 1999 purchase of French offshore construction and engineering company, ETPM. Offsetting these expenditures were $97.7 million in proceeds from the sale of ships and $30 million from the sale of tank containers, which were both part of sale and leaseback transactions, as well as $30 million in sales of other assets, for $158.0 million in total. Capital expenditures for the year include (i) final payments of $11.7 million for a newly built tanker, (ii) capital expenditures of $8.8 million for the terminal at Braithwaite, (iii) refurbishing and upgrades of existing assets including parcel tanker life extension dockings, remanufacture of tank containers, development and implementation of an internet-based operating system in the tank container business, ship upgrades and improvements at SOSA, and (iv) various projects for SSF including the acquisition and upgrade of SSF facilities in Chile, Hong Kong, Norway and the UK.

Net investing activities utilized $244.4 million in 2001. Significant investing activities during the year were (i) capital expenditures of $202.9 million, as described in further detail below, (ii) acquisitions of subsidiaries, primarily at SSF as previously discussed, for $80.7 million, and (iii) payments of $31.2 million for investments in affiliates and others. Offsetting these expenditures were (i) $77.0 million of proceeds from sale of assets ($69.7 million for the sale of Perth Amboy and Chicago terminals), and (ii) $2.5 million for the decrease of restricted cash deposits. Capital expenditures for the year include (i) progress-payments on new buildings under construction and final delivery payment on one Spanish new building for SNTG, (ii) the purchase of new tank containers, and (iii) progress payments of $43 million on the construction of a terminal at Braithwaite.

Capital Expenditures

Capital asset expenditures by business over the last three years are summarized below. There were no significant divestitures during the three-year period.

For the years ended November 30,

(in millions)	**2003**	2002	2001
SNTG:			
Tankers	**$ 11**	$ 17	$ 43
Tank Containers	**2**	3	9
Terminals	**24**	19	58
Total SNTG	**37**	39	110
SOSA	**22**	55	63
SSF	**29**	29	26
Corporate and Other	**–**	–	4
Total SNSA	**$ 88**	$123	$203

Cash Flows from Financing Activities

Net cash provided by financing activities totaled $55.9 million in fiscal year 2003 compared to $110.7 million in fiscal year 2002 and $117.6 million in fiscal year 2001. The principal uses of cash for financing activities in fiscal year 2003 were repayments of long-term debt and capital leases totaling $239.4 million which included $102 million of ship mortgage payments, $56.4 million of payments on the Senior Notes, $80 million of payments on SOSA bank credit facilities, $13.8 million payment of 2002 dividends, and $13.5 million for the repurchase of shares by SOSA that had been issued as consideration in connection with the purchase of SOSA's interest in NKT Flexibles. In connection with such acquisition, SOSA had guaranteed that such shares would achieve certain minimum values by a certain date and repurchased the shares for the guaranteed price. The significant source of 2003 funding included an increase of $147.1 million in loans payable to banks as a result of us drawing down our available credit facilities.

The principal uses of cash for financing activities in fiscal year 2002 were (i) the repayment of long-term debt and capital leases of $134.0 million which included $51 million of ship mortgage payments, $37 million of payments on unsecured notes, $14 million of payment for tank container leases and $24 million in SOSA capital lease payments, (ii) $13.8 million payment of 2001 dividends and (iii) $56.5 million of payments in connection with the repurchase of shares by SOSA. The significant sources of 2002 funding included proceeds of $50.2 million from issuance of long-term debt related, primarily, to an SNTG ship financing and an increase of $45.2 million in borrowings from banks.

Net cash provided by financing activities totaled $117.6 million in 2001. The principal uses of cash were the repayment of long-term debt of $82.2 million and payment of dividends of $13.8 million. The significant sources of 2001 funding included (i) increase of $77.5 million of long-term debt, consisting of an additional $70 million drawdown on an existing line of credit by SOSA that is secured by first mortgages on certain ships with a negative pledge on other existing SOSA assets, (ii) increase of $144.2 million in loans payable to banks, and (iii) $1.3 million in proceeds from the exercise of stock options for the shares of SNSA and of SOSA.

Indebtedness

Our total consolidated debt was $1,699.7 million, $1,652.1 million and $1,692.8 million as at November 30, 2003, 2002 and 2001, respectively, as set forth in the table below:

For the years ended November 30, (in thousands)	2003	2002	2001
Long-term debt (including current portion)	**$1,220,151**	$1,319,385	$1,383,819
Capital lease obligations (including current portion)	**98**	692	24,952
Short-term bank loans	**479,448**	331,985	284,043
Total debt	**$1,699,697**	$1,652,062	$1,692,814

Short-Term Debt

Short-term debt consists of debt obligations to banks maturing within one year, general operating lines of credit and bank overdraft facilities. At the dates reported, it also included drawdowns under facilities established to support bids made by SOSA on new projects. Because of the deconsolidation of SOSA, such drawdowns will not be included going forward. Amounts borrowed pursuant to these facilities bear interest at rates ranging from 1.05% to 11.4% for 2003, from 1.0% to 12% for 2002 and from 1.4% to 7.8% in 2001. The weighted average interest rate was 2.4%, 2.5% and 4.7% for the years ended November 30, 2003, 2002 and 2001, respectively.

Long-Term Debt and Capital Lease Obligations

Long-term debt consists of our Senior Notes, debt secured by our mortgages on our ships and bank debt. It does not include the off-balance sheet arrangement discussed below. Our capital lease obligations consist primarily of equipment leases. Our long-term debt and capital lease obligations were approximately $1,220.2 million, $1,320.1 million and $1,408.8 million as of fiscal year end 2003, 2002 and 2001, respectively, as set forth below:

For the years ended November 30, (in thousands)	2003	2002	2001
Long-term debt	**$1,220,151**	$1,319,385	$1,383,819
Capital lease obligations	**98**	692	24,952
Less: Current maturities	**(242,582)**	(165,067)	(133,016)
	$ 977,667	$ 1,155,010	$1,275,755

Annual principal payments of long-term debt and capital lease obligations for the debt balance as of November 30, 2003 is as follows:

(in thousands)	
2004	$ 242,582
2005	483,718
2006	156,279
2007	106,169
2008	77,207
Thereafter	154,294
	$1,220,249

The Senior Notes

Our wholly owned subsidiary, SNTG (Liberia), is the borrower on three separate issuances of Senior Notes. We have guaranteed SNTG (Liberia)'s obligations under each series of the Senior Notes. The first series of notes was issued in two tranches in 1996 in the aggregate principal amount of $187 million (the "1996 Notes"). The first tranche of $30 million was paid upon maturity on November 30, 2002. The outstanding 1996 Notes have a final maturity on August 31, 2006. On August 31 of each year until repayment in full, a required principal payment in respect of the 1996 Notes in the amount of $31.4 million is due and payable. As of November 30, 2003, there was an aggregate principal amount of $94.2 million outstanding under the 1996 Notes. The second series of notes was issued in 1997 in the aggregate principal amount of $125 million with a final maturity on August 31, 2007 (the "1997 Notes"). On August 31 of each year until repayment in full a required principal payment in respect of the 1997 Notes in the amount of $25 million is due and payable. As of November 30, 2003, there was an aggregate principal amount of $100 million outstanding under the 1997 Notes. The final series of notes was issued in 1998 in the aggregate principal amount of $216 million with a final maturity on June 18, 2013. Of this amount, $201 million reflect series A 1998 Notes ("Series A Notes") and $15 million reflect series B 1998 Notes ("Series B Notes"). In respect of the Series A Notes, on June 18 of each year until repayment in full of the Series A Notes, a required principal payment in respect of such notes in the amount of $40.2 million is due and payable. In respect of the Series B Notes, a required principal payment of $6.0 million is due on June 18 of 2009 and 2010, followed by annual principal payments of $1.0 million for years 2011, 2012, and 2013. As of November 30, 2003, the full principal amount remained outstanding under the 1998 Notes. The stated interest rates are 8.48% on the 1996 Notes, 7.51% on the 1997 Notes, 6.96% on the Series A Notes and 7.11% on the Series B Notes, but are subject to adjustment based on the ratio of specified debt to consolidated tangible net worth. The 1996 and 1997 Notes bear fixed interest rates as of November 30, 2003 of 9.48% and 8.51% respectively. The 1998 Series A Notes and Series B Notes bear fixed interest rates of 7.96% and 8.11% respectively. During the 2004 fiscal year, principal payments under the Senior Notes in the amount of $40.2 million are due on June 18, 2004 and $56.4 million are due on August 31, 2004.

Each of the three agreements evidencing the Senior Notes contains substantially similar affirmative and negative covenants. These covenants include covenants requiring minimum levels of consolidated tangible net worth, not more than a 2.0:1.0 ratio of consolidated debt to consolidated tangible net worth and not more than a 2.0:1.0 ratio of consolidated debt less unsecured debt of SNTG (Liberia) to consolidated tangible net worth. Furthermore, the covenants include restrictions on: the payment of dividends and the purchase of stock; mergers and the sale of assets; placement of liens on the stock of subsidiaries of SNTG (Liberia) (which includes most of our subsidiaries, including SNTG and SSF); guarantees on obligations of non-subsidiaries subject to certain exceptions; and transactions with affiliates. In September 2003, SNTG (Liberia) obtained waivers under each note agreement of compliance with the consolidated debt to consolidated tangible net worth ratio. Subsequent waiver agreements extended the effectiveness to November 26, 2003, then to December 15, 2003, and finally to May 21, 2004.

On February 20, 2004, the waiver agreements with respect to the Senior Notes were terminated. Representatives of the holders of our Senior Notes informed us that the Senior Note holders believed that upon termination of the waiver agreement and the deconsolidation of SOSA, we were in breach of each of: (i) the consolidated debt to consolidated tangible net worth covenant; (ii) the limitations on dividends and stock purchases; (iii) the limitations on consolidations and mergers and sales of assets; and (iv) the limitation on guaranties under the Senior Note agreements. We informed the representatives of the Senior Note holders that we disagreed with these assertions.

On June 16, 2004, we resolved the dispute with our Senior Note holders regarding the asserted defaults under the Senior Notes and entered into the Amendment Agreement to amend the terms of the Senior Notes. Pursuant to the Amendment Agreement, a permanent waiver was granted by the Senior Note holders in respect of the defaults they have asserted. The Amendment Agreement also provided us with a $50 million restricted payment basket for investments in joint ventures (other than investments in SOSA). Of this basket, $25 million would be available on the modification of the Senior Notes as contemplated in the Amendment Agreement and the remaining $25 million would become available when we make all scheduled amortization payments due on the Senior Notes in 2005.

In return for the waiver granted by the Senior Note holders and the increase in the permitted investment basket, we agreed to pay an aggregate consent fee of approximately $1.3 million and additional annual fees equal to, at the time of determination, 1% of the outstanding principal amount of the Senior Notes. In addition, we have granted the Senior Note holders a security interest in our SOSA and SSF shares and certain inter-company balances owed to us by SSF.

Pursuant to the Amendment Agreement, the 1% fee will be reduced by 50% after the 2005 amortization payments are made if the Senior Note holders do not agree at that time to release all of the collateral under the Senior Notes, at the Senior Note holders' option. Upon the reduction of the principal amount of the Senior Notes to $200 million or less, the collateral will be released to the extent that the value of the collateral exceeds 125% of the aggregate principal amount of the Senior Notes, it being understood that if at any time after such release the value of the collateral drops below 110% of the aggregate principal amount of the Senior Notes, we must either (i) provide additional collateral or (ii) offer to repay an amount of Senior Notes at par, in each case, in order that the value of the collateral will be at least 125% of the aggregate principal amount of the Senior Notes. All collateral will be released and the 1% or 0.50% fee, as the case may be, terminated if SNSA receives an investment grade rating on the Senior Notes.

The Stolt Fleet Loan with Danish Ship Finance

On November 20, 2002, we entered into a term loan agreement with Danish Ship Finance as lender in connection with the financing of 14 previously financed oceangoing ships. The new term loan agreement combined the 14 refinancings without changing the financial terms of the individual loans while making adjustments to reflect a change in ship ownership structure within certain of our indirect wholly owned subsidiaries. Stolt Tankers Finance B.V., our wholly owned subsidiary, is the borrower under this facility and each financing of a ship is segregated into its own tranche under the loan agreement. The aggregate outstanding balance of all tranches under this loan agreement as of November 30, 2003 was $301 million. Each tranche bears its own interest rate, ranging from 2.1% to 8.6%, and each tranche has its own repayment schedule. During the 2004 fiscal year, the aggregate amount of all mandatory principal repayments due is $38.8 million. The loan agreement matures on November 25, 2013.

Each of the 14 oceangoing ships is mortgaged by the respective owner of such vessel as security in support of the aggregate amount of all loans. Each such owner is an indirect wholly owned subsidiary and has, in support of the borrower's obligations under the loan agreement, also granted a security interest in the earnings and insurances generated by the operation of its respective vessel (or in the case of insurances, pledged the proceeds received in respect of damage to or loss of such vessel). The obligations of the borrower under the loan agreement are also guaranteed by SNSA, SNTG (Liberia) and each owner of a vessel mortgaged in support of such obligations.

The facility contains affirmative and negative covenants, including, but not limited to: ship maintenance requirements; asset value coverage tests requiring the fair market value of all the ships mortgaged in support of the borrower's obligations under the loan agreement to at all times be at least 125% of the total debt outstanding under the loan agreement; restrictions on the transfer of ownership of any mortgaged ship; restrictions on borrowings by the borrower not contemplated by the loan agreement; limitation on the grant of a security interest in the assets of the borrower or any mortgaged vessel owner; and limitation on the grant of a security interest in the shares of stock of SNTG (Liberia), the borrower, SNTG and certain other of its subsidiaries.

The Stolt Achievement Loan with Danish Ship Finance and DVB Bank AG

On May 20, 2003 a term loan agreement, collateralized by a mortgage on the *Stolt Achievement*, with Danish Ship Finance as agent and co-lender and DVB Bank AG acting as the other co-lender was adjusted to reflect a change in ownership structure within certain of our indirect wholly owned subsidiaries. The loan on the *Stolt Achievement* bears interest at LIBOR plus 0.65% and had an outstanding balance as of November 30, 2003 of $35.7 million. In December 2003, this interest rate was further increased by 100 bps through letter agreement with Danish Ship Finance and DVB Bank AG. The terms of the loan agreement, including, without limitation, the affirmative and negative covenants, are substantially similar to those in the Stolt Fleet Loan described above. Semi-annual principal payments of $1.8 million are due each May and November. The loan agreement matures in November, 2013.

The $275 Million Revolving Credit Facility

On July 19, 2001, we entered into the $275 million secured revolving loan facility with various banks party thereto, including HSBC Investment Bank plc as facility agent. There was $250 million outstanding under this facility as of November 30, 2003. The interest rates applicable to loans under this facility range from LIBOR plus 0.85% to LIBOR plus 1.25% depending upon the level of consolidated indebtedness to consolidated EBITDA. In September 2003, this interest rate range was increased by 100 basis points ("bps") effective as of August 31, 2003. Furthermore, in December 2003, the waiver agreement again amended the applicable interest rate range by providing for a temporary 75 bps increase during the time that the mortgaged ship value was less than 125% of the indebtedness outstanding under the facility provided that such further increase would only be effective during the period of such shortfall.

The facility matures on July 19, 2006. SNTG (Liberia) is the borrower under this facility. There are no scheduled repayments of principal under this facility other than at maturity. Seven oceangoing ships are mortgaged as security in support of the $275 million revolving credit facility and, in addition, the owners of the mortgaged ships have each granted a security interest in the earnings and insurance proceeds generated by their respective mortgaged ship. SNSA and each owner of a mortgaged ship under this facility are guarantors of the obligations of the borrower under the facility.

The facility contains affirmative and negative covenants, including, but not limited to, financial covenants requiring minimum levels of consolidated tangible net worth, maintenance of a maximum ratio of consolidated debt to consolidated tangible net worth of 2.0:1.0, maintenance of a minimum ratio of consolidated EBITDA to consolidated interest expense of 2.0:1.0, as well as a mortgaged ship value equal to 125% of the indebtedness outstanding under the facility. The facility also sets forth, among other things: ship maintenance requirements; limitation on additional liens on the assets of the mortgaged ship owners; limitations on mergers and sales of assets; and restrictions on the ability of certain subsidiaries of the borrower to incur debt or enter into synthetic leases other than with another member of our consolidated group. As of May 31, 2004, the outstanding balance under the facility was $240 million, the maximum available based on the value of the ship collateral.

The $240 Million Revolving Credit Facility

On November 26, 1996, we entered into a $240 million multicurrency revolving facility with various banks party thereto, including DnB NOR Bank as facility agent. The interest rate applicable to the loans under this facility ranged from LIBOR plus 0.35% to LIBOR plus 0.40% depending upon the date of calculation. For the first five years the facility drawings accrued interest at LIBOR plus 0.35% and for the remaining two years interest accrued at 0.40%. In September 2003, this interest rate was further increased by 100 bps through amendment effective as of August 31, 2003. The interest rate was further increased by 100 bps through amendment effective December 15, 2003 and by an additional 60 bps effective December 29, 2003.

The facility was originally scheduled to mature on November 26, 2003 but was extended by amendment until May 21, 2004. SNTG (Liberia) was the borrower under this facility. On March 30, 2004, we repaid the amounts which remained outstanding under this facility ($140 million at the time) with the proceeds received from our new $130 million revolving loan facility referred to below and from available cash. As of November 30, 2003, the total outstanding amount under the facility was $160 million.

Ten oceangoing ships were mortgaged as security in support of the $240 million multicurrency revolving facility agreement, and, in addition, the owners of the mortgaged ships each granted a security interest in the earnings and insurance proceeds generated by their respective mortgaged ship. We and each owner of a mortgaged ship under this facility were guarantors of the obligations of the borrower under the facility. Upon repayment of the amounts due under the facility agreement, the ships were released from their security interests and were thereafter pledged, together with a previously unencumbered vessel, in support of the $130 million revolving loan facility described below.

$130 Million Revolving Credit Facility

On March 30, 2004, we entered into a $130 million five-year secured revolving facility with various lending institutions, including Deutsche Bank AG as agent. The interest rate applicable to the loans under this facility range from LIBOR plus 1.50% to LIBOR plus 1.90% depending upon the level of consolidated indebtedness to consolidated EBITDA. The proceeds of this facility were used to repay the outstanding borrowing under the $240 million multicurrency revolving facility referred to above. As of March 30, 2004, $120 million of this facility was drawn, the current maximum loan availability. Under the terms of the facility $10 million is unavailable for drawdown until the $50 million SNSA Liquidity Line terminates on November 28, 2004. Also under the terms of the facility, the maximum loan availability is reduced every six months by $9.3 million beginning September 2004 and any amount borrowed and repaid may be reborrowed. We have mortgaged 11 ships as security in support of the obligations of the borrower under this facility and the subsidiaries owning these vessels have also granted security interests in the earnings and insurance proceeds generated by such vessels.

The facility contains affirmative and negative covenants, including, but not limited to, financial covenants requiring minimum levels of consolidated tangible net worth, maintenance of a maximum ratio of consolidated debt to consolidated tangible net worth of 2.0:1.0, maintenance of a minimum ratio of consolidated EBITDA to consolidated interest expense of 2.0:1.0, as well as mortgaged ship value equal to 125% of the indebtedness outstanding under the facility. The facility also sets forth among other things; ship maintenance requirements, limitation on additional liens on the assets of the mortgaged ship owners, limitations on mergers and sales of assets, restrictions on investments, restrictions on loans and advances to SSF, prohibition of advances to SOSA under the existing liquidity line agreement and restrictions on the ability of certain subsidiaries of the borrower to incur debt or enter into synthetic leases other than with another member of our consolidated group.

We and each owner of a mortgaged ship under this facility are guarantors of the obligations of the borrower under the facility.

The $65 Million Loan Agreement

On August 14, 1998, we entered into a $65 million loan agreement with various banks party thereto, including Citibank International Plc as agent to finance the construction of three oceangoing vessels. The interest rate applicable to the loans under the facility was LIBOR plus 0.5%. The loan agreement matured and was repaid on August 14, 2003. Our wholly owned subsidiary, Finanziaria Marittima S.r.L. was the borrower under this facility.

The three oceangoing ships were mortgaged as security in support of the $65 million loan agreement, as well as party to charter arrangements entered into for the benefit of the lenders under this loan agreement. Upon repayment of the loan agreement the ships were released from their security interests and were subsequently sold in connection with a sale-leaseback transaction arranged by Dr. Peters GmbH & Co. described below.

For additional information on our long-term debt and capital lease obligations, please see Note 16 to the Consolidated Financial Statements.

Houston Port Development Bonds and Facility Sale-Leaseback

On January 1, 1989, $9.6 million in port development adjustable tender Marine Terminal Refunding Revenue Bonds were issue on our behalf by the Port Development Corporation to various investors for financing the expansion of our port terminal located in Houston. We also entered into a letter of credit agreement in order to issue a letter of credit for the benefit of the trustee and the holders of the port development bonds to support payments under such bonds. Our wholly owned subsidiary Stolthaven Houston, Inc. is the obligor under the letter of credit agreement. The bonds mature in 2011. On February 1, 1997, we amended the terms of the letter of credit agreement and replaced the former agent thereon with the Canadian Imperial Bank of Commerce. As of November 30, 2003 there were no amounts drawn on the issued letter of credit.

In support of the bonds, Stolthaven Houston, Inc. has also entered into a mortgage of the property on which the Houston port is situated and has granted a security interest in the proceeds generated by operation of the port facilities. We have guaranteed Stolthaven Houston, Inc.'s obligations under the letter of credit agreement.

Stolthaven Houston, Inc. is required to comply with certain affirmative and negative covenants provided in the letter of credit agreement, including, without limitation, property maintenance requirements, limitations on mergers and limitation of transfer of assets. We are required to comply with certain affirmative and negative covenants provided in the guaranty, including, without limitation, certain financial reporting requirements and financial covenants requiring minimum levels of consolidated tangible net worth and maintenance of a maximum ratio of consolidated debt to consolidated tangible net worth of 2.0 to 1.0.

On June 2, 2004, the bonds were redeemed and the note holders were paid in full. This mandatory redemption was made after the letter of credit supporting the notes could not be extended.

On January 29, 1998 we entered into a sale-leaseback arrangement with respect to the Houston port terminal property. This transaction was agented by the Canadian Imperial Bank of Commerce. From and after November 30, 2003 until expiration of the lease, approximately $66 million in lease payments are due from Stolthaven Houston, Inc. In 2004, lease payments totaling $2.0 million are due.

We have guaranteed the lease payments. A leasehold mortgage has been granted on the port facility to secure our obligations in favor of the note holders under the owner-trustee loan agreement.

The underlying agreement contains covenants applicable to us and Stolthaven Houston, Inc., as lessee, and the guarantors, including, without limitation, restrictions on mergers. In addition, we are required to comply with certain financial covenants requiring minimum levels of consolidated tangible net worth and maintenance of a maximum ratio of consolidated debt to consolidated tangible net worth of 2.0 to 1.0.

The lease will terminate on January 29, 2005 and the lessee at such time is required to pay $64 million together with all accrued and unpaid interest and fees thereon.

SSF Overdraft Facility

On November 27, 1995, we entered in to a multi-currency overdraft loan facility with DnB NOR. This facility has been amended 10 times, with the latest amendment effective as of March 31, 2004. The facility is segregated into two tranches. Tranche A is a revolving loan tranche and Tranche B is an overdraft loan tranche. As of March 31, 2004 Tranche A loans accrue interest at the Norwegian Interbank Offered Rate ("NIBOR") plus 3.0% for drawings in NOK and LIBOR plus 3.0% for drawings in other currencies available in the London Interbank Eurocurrency market. As of March 31,2004, Tranche B rates for debit amounts is equal to the DnB NOR Bank's prime debit rate less 3.0% (and the rate for Tranche B credit amounts is equal to DnB NOR Bank's prime credit rate less 1.0%.). Stolt Sea Farm A/S is the borrower under each tranche and its obligations under the facility are guaranteed by SNTG (Liberia) and Stolt-Nielsen S.A. as guarantors of first and second resort, respectively. The borrower is subject to certain covenants, including, without limitation, reporting requirements and limitations on mergers. The borrower has granted a security interest in favor of its stock of live fish and other inventory.

There are no scheduled repayments other than on the maturity date of the facility. This committed facility has been regularly renewed on an annual basis. Beginning in fiscal year 2004, the loan renewal period was reduced to three months with a February 29, 2004 maturity date. On maturity, the loan was renewed for a six-month period, with August 31, 2004 becoming the new maturity date. At each renewal, the terms, including the maximum loan amount, have been subject to change. Since November 30, 2003 the facilities maximum loan amount has been reduced from a high of about $29.2 million in 2003 to approximately $22.0 million currently.

Contractual Obligations

We have various contractual obligations, some of which are required to be recorded as liabilities in our Consolidated Financial Statements, including long-term debt and capital lease commitments. Our operating leases, performance guarantees and other executory contracts are not required to be recognized as liabilities on our balance sheets. Other purchase obligations were not material. The following summarizes our significant contractual obligations as of November 30, 2003, including those reported in our balance sheet and others that are not:

(in millions)	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Contractual cash obligations					
Long-term debt obligations	$1,220.1	$242.5	$640.0	$183.4	$154.2
Capital lease obligations	0.1	0.1	–	–	–
Operating leases	604.9	$119.4	$242.8	$160.0	$ 82.7
Long Term Fixed Rate Debt Interest Payments (1)	157.9	50.2	69.1	28.3	10.3
Total contractual cash obligations:	$1,983.0	$412.2	$951.9	$371.7	$247.2

(1) Includes only fixed rate long-term debt since variable rate debt depends on the interest rate at future periods.

Operating Leases
Our operating lease commitments were $604.9 million as of the end of fiscal year 2003, as compared to $595.4 million at the end of fiscal year 2002 and $216.7 million at the end of fiscal year 2001. As of November 30, 2003, we were obligated to make payments under long-term operating lease agreements for tankers, land terminal facilities, tank containers, barges, construction support, diving support, survey and inspection ships, equipment and offices. Certain of the leases contain clauses requiring payments in excess of the base amounts to cover operating expenses related to the leased assets.

Operating Lease Commitments
Minimum annual lease commitments, including the SSF tuna quota rights commitment as discussed in Note 7 to the Consolidated Financial Statements, and sublease income under agreements which expire at various dates through 2011 are as follows:

(in thousands)	
2004	$119,418
2005	119,769
2006	123,074
2007	85,239
2008	74,764
Thereafter	82,592
	604,856
Less – sub-lease income	(28,327)
Total	$576,529

For additional information on our operating leases and certain of the specific commitments that are included in the above table, please see Note 17 to the Consolidated Financial Statements and "Off-Balance Sheet Arrangements" below.

Sale/Leaseback of Three Parcel Tankers
In the third quarter of fiscal year 2003, we sold three chemical parcel tankers, with a net book value of $51.1 million, for $50 million in cash proceeds to Dr. Peters Gmbh. Such tankers were also leased back, and the resulting loss of $1.1 million of the sale/leaseback transaction was recorded in the operating results for fiscal year 2003 and is included in "(Loss) gain on disposal of assets, net." As of November 30, 2003, we were obligated to make minimum lease payments under the charter hire agreements for the three tankers of approximately $51.1 million, expiring in 2008.

Time-charter of Nine Ships
To replace ships that may be scrapped or reassigned into less demanding trading activities because of age, we have entered into agreements with various Japanese ship owners for time-charters (operating leases) for nine stainless steel ships commencing during the period 2003 to 2006. These agreements are for an initial period of 59 months and include an option to extend the agreements for up to nine additional years. We also have the option to purchase each ship at predetermined rates at any time after three years from the delivery of the ship. We have commitments for the initial periods of these operating leases of approximately $242 million for the period 2004 through 2011, which are included in the operating lease commitment schedule above.

Off-Balance Sheet Arrangements
In addition to the obligations recorded on our balance sheet, we have certain commitments and contingencies that may result in future cash requirements that are not recorded on our balance sheet. In addition to the long-term debt, capital lease obligations and operating leases discussed above, these off-balance sheet arrangements consist of arrangements with VIEs, guarantees of third-party debt, and the retained and contingent interests discussed below. For additional information about our commitments and contingent liabilities, please see Notes 18, 19 and 20 to the Consolidated Financial Statements.

Lease with Twelve Ships Inc.
We have sold 12 parcel tankers to a VIE, Twelve Ships Inc., with 3% of contributed outside equity, which was established for the sole purpose of owning the ships. The ships are mortgaged by the VIE as collateral for the related financing arrangement described below. The holders of the financing arrangement retain the risk and the reward, in accordance with their respective ownership percentage.

On March 27, 2002 we entered into a synthetic lease arrangement with respect to twelve of our chemical parcel tankers. Upon consummation of the transaction the tankers were sold to Twelve Ships Inc., as described above, which financed the acquisition of such tankers through both the issuance of equity and debt to certain financial institutions. The facility is agented by DnB NOR Bank. Our wholly owned subsidiary Stolt Tankers Leasing, B.V. is the charterer of each vessel subject to the lease and as of November 30, 2003 owed $64.3 million in payments under such charters to Twelve Ships Inc. Payments due under the charters in 2004 will amount to $21.6 million. Upon expiration of the charter, the tankers may be repurchased from Twelve Ships Inc. for a residual value of $12.0 million.

We have guaranteed the obligations of the charterer. The chemical tankers are subject to mortgages for the benefit of the Twelve Ships Inc. debt.

The facility contains affirmative and negative covenants applicable to the charterer and the guarantors, including, but not limited to a minimum required consolidated tangible net worth, a maximum ratio of consolidated debt to consolidated tangible net worth of 2.0 to 1.0, and a minimum ratio of consolidated EBITDA to consolidated interest expense of 2.0 to 1.0. Other covenants applicable to the charterer and the guarantors include: limitations on merger and sales of assets; limitations on changes in management; limitations on sale of the charterer; and requirements as to maintenance of the vessels. Under the requirements of FIN 46, we have determined that the entity would be classified as a VIE and, as such, we will be required to consolidate the entity in our financial statements for fiscal year 2004.

As of November 30, 2003, Twelve Ships Inc. had property, plant and equipment of $40 million, net of the previously deferred gain, debt obligations of $69.7 million and equity from unaffiliated third parties of $1 million.

Equipment Lease Agreements
Under two tank container leases, one entered as of May 25, 2000 and the other as of March 27, 2002, Stolt Tank Containers Leasing Ltd., as lessee, owes approximately $82.3 million in lease payments over the course of the respective leases, including the return option costs, to Pitney Bowes Credit Corporation, Dresdner Kleinwort Wasserstein Leasing, Inc., ORIX Financial Services and John Hancock Life Insurance Company. We have guaranteed the obligations of the lessee under each lease and we are subject to certain negative covenants which include: restrictions on the sale or encumbrance of the lessee's capital stock; restrictions on merger and sale of assets; and a financial covenant specifying the maximum ratio of consolidated debt to consolidated tangible net worth. The lessee is also subject to covenants, including, without limitation, maintenance of the leased equipment

and limitation on assignment of the leases. The leases relate to the lease of 2,701 and 2,185 tank containers, respectively. The lease relating to the 2,701 tank containers bore interest as of November 30, 2003 at a fixed rate of 8.9% and the lease relating to the 2,185 tank containers bore interest as of November 30, 2003 at rate of LIBOR plus 4% or 5.1%. Each of these interest rates was increased by 100 bps in December 2003 through amendment. Payments under the leases in 2004 are expected to amount to $9.8 million. The term of the 2000 lease is scheduled to expire in May 2007 and the term of the 2002 lease is scheduled to expire in March 2007.

Commitments Relating to Disposed Terminals

In November 2001, we sold SNTG's tank storage terminals in Perth Amboy and Chicago. Under the terms of the sale agreement, we have retained responsibility for certain environmental contingencies, should they arise during the covered period which ended two years after the closing date, in connection with these two sites. As of November 30, 2003, we have not been notified of any such contingencies having been incurred and neither do we anticipate any such contingencies being incurred in the future. The Chicago terminal property has been leased under a long-term agreement with the Illinois International Port District. In addition, as part of the Chicago sale, we assigned our rights to the terminal property to a third party. We are contingently liable if the third party does not return the facility in acceptable condition at the end of the sublease period, on June 30, 2026. For additional information, please see Note 19 to the Consolidated Financial Statements.

Performance Guarantees

SOSA arranges for bank guarantees, which collectively refers to performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of a performance obligation of SOSA to be provided to its customers in connection with SOSA's work on specific projects. The purpose of the bank guarantees generally is to enable SOSA's customers to recover cash paid to SOSA in advance of performing its obligations under the contract or to obtain cash compensation should SOSA be unable to fulfill its performance obligations under the contracts. The total amount of bank guarantees outstanding, as discussed below, as of November 30, 2003 was $324.9 million, of which $150.2 million expires within one year and $174.7 million expires within two to five years.

The maximum potential amount of future SOSA guarantee payments represents the notional amounts that could be lost under the guarantees if there is non-performance under a contract by the guaranteed parties, without consideration of possible recoveries under recourse provisions from collateral held or pledged. Such guarantee amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses.

We have guaranteed the obligations of SOSA and/or its subsidiaries to the banks providing bank guarantees up to an aggregate of $104.3 million as of November 30, 2003 pursuant to the following agreements: (i) a $44 million guarantee facility (of which $23.5 million is the maximum amount available to SOSA and for which we could become contingently obligated pursuant to its guarantee); (ii) a $28 million reimbursement agreement in respect of a letter of credit; (iii) a $45 million guarantee facility; and (iv) a $29 million uncommitted guarantee facility, of which we have guaranteed up to approximately NOK 53 million (approximately $7.8 million as at November 30, 2003). The bank guarantees and/or letter of credit relate to various SOSA projects, including the Duke Hubline project; the Langeled project; the Dalia project; the Vigdis project; and various other projects. If the banks were required to make payments under the bank guarantees or letter of credit, we would be obligated to make such payments to the banks in connection with the bank guarantees or letter of credit as direct obligors unless SOSA makes such payment. The banks that provided SOSA with the bank guarantees or letter of credit required this support from us as a condition to providing the bank guarantee or letter of credit. Our guarantees of SOSA's obligations in connection with these bank guarantees and letter of credit, as the case may be, will continue until the underlying bank guarantees and letter of credit, as the case may be, are terminated. As of May 31, 2004, the aggregate amount of guarantees we and/or SNTG have provided to SOSA has been reduced to $99.8 million.

In connection with SOSA's New Bonding Facility, we have agreed to guarantee up to $96 million of SOSA's obligations under the New Bonding Facility. The maximum amount of this guarantee is reduced at any time by the amount of our guarantees outstanding from time to time in connection with the Bank Guarantees and letter of credit, as the case may be, described in clauses (i) through (iv) of the immediately preceding paragraph. The provision of this guarantee was a condition to the New Bonding Facility. Our guarantee of SOSA's obligations under the New Bonding Facility will continue until SOSA's obligations under the New Bonding Facility are terminated or satisfied or until SOSA has maintained a minimum tangible net worth of at least $300 million as reflected in its consolidated financial statements for two consecutive fiscal quarters.

Forward-Looking Statements

Certain statements made in this Annual Report, including the message from the Chairman and CEO, may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to comply with our financing agreements; Stolt Offshore S.A.'s ability to deliver fixed price contracts in accordance with customer expectations and recover costs on significant projects; the success of Stolt Offshore S.A.'s financial and operational restructuring efforts; the general economic conditions and competition in the markets and businesses in which we operate; the outcome of legal proceedings and our status in the U.S. Department of Justice amnesty program; the impact of negative publicity; environmental challenges and natural conditions facing our aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; our relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Additional information concerning these, as well as other factors, is contained from time to time in the Company's U.S. Securities and Exchange Commission ("SEC") filings, including, but not limited to, the Company's report on Form 20-F and Form 20-F/A for the year ended November 30, 2003. Copies of these filings may be obtained by contacting the Company or the SEC.

For the years ended November 30, (in millions, except per share data)	2003	2002	2001	2000	1999
Operating revenue	**$3,026.4**	$2,908.1	$2,741.6	$ 2,343.0	$1,850.0
(Loss) income from operations	**$ (369.8)**	$ (49.1)	$ 162.9	$ 94.2	$ 119.1
Net (loss) income	**$ (316.0)**	$ (102.8)	$ 23.7	$ (12.4)	$ 46.9
(Loss) earnings per share (a)					
Basic	**$ (5.75)**	$ (1.87)	$ 0.43	$ (0.23)	$ 0.86
Diluted	**$ (5.75)**	$ (1.87)	$ 0.43	$ (0.23)	$ 0.86
Weighted average number of Common Shares and equivalents outstanding: (a)					
Basic	**54.9**	54.9	54.9	54.7	54.5
Diluted	**54.9**	54.9	55.3	54.7	54.8
Cash dividends paid per share (a)	**$ 0.25**	$ 0.25	$ 0.25	$ 0.25	$ 0.375

As of November 30, (in millions, except per share data)					
Current assets less current liabilities (including current portion of long-term debt)	**$ (500.4)**	$ (234.9)	$ (151.0)	$ (46.9)	$ 111.3
Total assets	**$ 3,579.4**	$3,787.1	$3,971.9	$ 3,727.3	$3,058.4
Long-term debt and capital lease obligations (including current portion)	**$ 1,220.2**	$1,320.1	$1,408.8	$ 1,415.0	$1,179.4
Shareholders' equity/Net Assets	**$ 694.2**	$ 989.8	$1,100.6	$ 1,095.8	$1,141.6
Book value per share (a)	**$ 12.63**	$ 18.01	$ 20.04	$ 20.00	$ 20.91
Total number of Common shares outstanding (a)	**54.9**	54.9	54.9	54.8	54.6

(a) All share data and per share data have been restated to reflect the share reclassification on March 7, 2001 whereby Class B Shares were reclassified as Common Shares on a one-for-one basis.

51 of 95

Report of Independent Registered Public Accounting Firm

To the shareholders of Stolt-Nielsen S.A.:

We have audited the accompanying consolidated balance sheets of Stolt-Nielsen S.A. (a Luxembourg company) and subsidiaries (the "Company") as of November 30, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the 2003 and 2002 consolidated financial statements based on our audits. The consolidated financial statements for the year ended November 30, 2001, before the reclassifications and inclusion of the disclosures discussed in Note 2 to the consolidated financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on the 2001 consolidated financial statements in their report dated January 30, 2002.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the consolidated financial statements of the Company for the year ended November 30, 2001 were audited by other auditors who have ceased operations. As described in Note 2, those consolidated financial statements have been revised to reflect reclassifications and disclosures to conform with the current presentation. Our audit procedures with respect to the reclassifications included (i) comparing the previously reported financial statement line items or disclosure amounts to previously issued financial statements, (ii) comparing the reclassification amounts to the Company's underlying analyses obtained from management, and (iii) testing the mathematical accuracy of the underlying analyses. Our audit procedures with respect to the disclosures included agreeing the additional disclosures to the Company's underlying records obtained from management. In our opinion, such reclassifications and disclosures are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such reclassifications and disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

As discussed in Note 2 to the consolidated financial statements, effective December 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

Deloitte & Touche LLP
New York, New York
May 26, 2004 (except for Note 29, as to which the date is June 16, 2004)

Report of Independent Public Accountants

To the shareholders of Stolt-Nielsen S.A.:

We have audited the accompanying consolidated balance sheets of Stolt-Nielsen S.A. (a Luxembourg company) and subsidiaries (the "Company") as of November 30, 2001 and 2000 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended November 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stolt-Nielsen S.A. and subsidiaries as of November 30, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP*
New York, New York
January 30, 2002

* This audit report is a copy of the previously issued report of Arthur Andersen LLP covering 2001, 2000 and 1999. The predecessor auditors, Arthur Andersen LLP, have ceased operations and have not reissued their report.

For the years ended November 30, (in thousands, except per share data)	2003	2002	2001
Operating Revenue:			
Stolt-Nielsen Transportation Group:			
Tankers	**$ 762,068**	$ 747,220	$ 818,083
Tank Containers	**254,692**	227,600	214,368
Terminals	**63,896**	58,549	78,447
	1,080,656	1,033,369	1,110,898
Stolt Offshore	**1,482,273**	1,437,488	1,255,938
Stolt Sea Farm	**461,817**	435,706	374,378
Corporate and other	**1,624**	1,581	418
	3,026,370	2,908,144	2,741,632
Operating Expenses:			
Stolt-Nielsen Transportation Group:			
Tankers	**615,617**	596,016	655,399
Tank Containers	**208,921**	183,816	173,583
Terminals	**41,147**	37,576	48,298
	865,685	817,408	877,280
Stolt Offshore	**1,590,574**	1,395,007	1,161,553
Stolt Sea Farm	**481,939**	427,704	350,963
	2,938,198	2,640,119	2,389,796
Gross Profit	**88,172**	268,025	351,836
Equity in net (loss) income of non-consolidated joint ventures	**(11,143)**	13,981	13,014
Administrative and general expenses	**(241,695)**	(210,636)	(209,499)
Impairment of Stolt Offshore tangible fixed assets	**(176,522)**	–	–
Write-off of goodwill	**(2,360)**	(118,045)	–
Write-off of Comex trade name	**–**	–	(7,932)
Restructuring charges	**(18,373)**	(9,601)	–
(Loss) gain on disposal of assets, net	**(1,417)**	10,262	14,275
Other operating (expense) income, net	**(6,508)**	(3,110)	1,219
(Loss) Income from Operations	**(369,846)**	(49,124)	162,913
Non-Operating (Expense) Income:			
Interest expense	**(99,823)**	(95,612)	(119,155)
Interest income	**7,051**	2,549	5,297
Foreign currency exchange gain (loss), net	**13,364**	1,155	(2,056)
	(79,408)	(91,908)	(115,914)
(Loss) Income before Income Tax Provision and Minority Interest	**(449,254)**	(141,032)	46,999
Income tax provision	**(15,272)**	(17,969)	(27,561)
(Loss) Income before Minority Interest	**(464,526)**	(159,001)	19,438
Minority interest	**148,540**	56,196	4,254
Net (Loss) Income	**$ (315,986)**	$ (102,805)	$ 23,692
(Loss) Earnings per Common Share and Equivalents:			
Basic	**$ (5.75)**	$ (1.87)	$ 0.43
Diluted	**$ (5.75)**	$ (1.87)	$ 0.43
Weighted Average Number of Common Shares and Equivalents Outstanding:			
Basic	**54,949**	54,930	54,870
Diluted	**54,949**	54,930	55,303

See notes to consolidated financial statements.

As of November 30, (in thousands)	2003	2002
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 150,039	$ 22,873
Trade receivables (net of allowance for doubtful accounts of $24,092 in 2003 and $13,506 in 2002)	520,325	573,041
Inventories	251,127	231,498
Receivables from related parties	33,260	74,936
Restricted cash deposits	27,549	2,100
Prepaid expenses	84,857	113,971
Assets held for sale	106,152	–
Other current assets	14,837	11,095
Total Current Assets	1,188,146	1,029,514
Fixed Assets, at Cost:		
SNTG Tankers	1,649,745	1,748,672
SNTG Tank containers	103,628	102,154
SNTG Terminals	286,771	260,642
Stolt Offshore	933,336	1,188,607
Stolt Sea Farm	252,350	225,841
Other	54,008	59,360
	3,279,838	3,585,276
Less—accumulated depreciation and amortization	(1,238,694)	(1,190,151)
	2,041,144	2,395,125
Investments in and advances to non-consolidated joint ventures	138,835	130,853
Deferred income tax assets	27,572	28,726
Goodwill	42,481	43,625
Other intangible assets, net	31,244	42,332
Other non-current assets	110,023	116,900
Total Assets	$ 3,579,445	$ 3,787,075
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Short-term bank loans	$ 479,448	$ 331,985
Current maturities of long-term debt and capital lease obligations	242,582	165,067
Accounts payable	615,066	434,993
Accrued voyage expenses	45,859	49,314
Accrued expenses	158,256	252,449
Liabilities pertaining to assets held for sale	57,855	–
Other current liabilities	89,491	30,596
Total Current Liabilities	1,688,557	1,264,404
Long-term debt and capital lease obligations	977,667	1,155,010
Deferred income tax liabilities	24,944	20,737
Other non-current liabilities	141,710	153,965
Minority interest	52,353	203,140
Commitments and contingencies (Notes 19 and 20)		
Shareholders' Equity:		
Founder's shares: no par value—30,000,000 shares authorized, 15,659,549 shares issued in 2003 and 2002 at stated value, less 1,922,203 Treasury shares in 2003 and 2002	–	–
Common shares: no par value—120,000,000 shares authorized, 62,638,197 shares issued in 2003 and 2002 at stated value	62,639	62,639
Paid-in surplus	335,499	340,893
Retained earnings	448,498	778,290
Accumulated other comprehensive loss, net	(18,398)	(57,979)
	828,238	1,123,843
Less—Treasury stock-at cost, 7,688,810 Common shares in 2003 and 2002	(134,024)	(134,024)
Total Shareholders' Equity	694,214	989,819
Total Liabilities and Shareholders' Equity	$ 3,579,445	$ 3,787,075

See notes to consolidated financial statements.

(in thousands, except per share data)	Capital Stock	Paid-in Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss, net	Comprehensive Income (Loss)
Balance, December 1, 2000	$62,533	$383,353	$(134,024)	$ 884,959	$(100,989)	
Exercise of stock options for 74,413 Common shares	74	846	–	–	–	
Issuance of 7,680,775 Founder's shares	–	–	–	–	–	
Cash dividends paid—$0.25 per Common share	–	–	–	(13,714)	–	
Cash dividends paid—$0.005 per Founder's share	–	–	–	(40)	–	
Net income	–	–	–	23,692	–	$ 23,692
Other comprehensive income (loss):						
Translation adjustments, net	–	–	–	–	8,554	8,554
Unrealized loss on securities	–	–	–	–	(8,761)	(8,761)
Minimum pension liability adjustment, net of tax benefit of $2,840	–	–	–	–	(4,260)	(4,260)
Transition adjustment upon adoption of SFAS No. 133	–	–	–	–	(5,083)	(5,083)
Net gains on cash flow hedges reclassified into earnings	–	–	–	–	3,482	3,482
Other comprehensive loss, net						(6,068)
Comprehensive income						$ 17,624
Balance, November 30, 2001	62,607	384,199	(134,024)	894,897	(107,057)	
Exercise of stock options for 31,638 Common shares	32	312	–	–	–	
Issuance of 4,910 Founder's shares	–	–	–	–	–	
Cash dividends paid—$0.25 per Common share	–	–	–	(13,733)	–	
Cash dividends paid—$0.005 per Founder's share	–	–	–	(69)	–	
Settlement of share price guarantees by Stolt Offshore	–	(29,372)	–	–	–	
Impact of debt to equity conversions with Stolt Offshore	–	(14,246)	–	–	–	
Net loss	–	–	–	(102,805)	–	$(102,805)
Other comprehensive income (loss):						
Translation adjustments, net	–	–	–	–	37,896	37,896
Unrealized loss on securities	–	–	–	–	(3,427)	(3,427)
Minimum pension liability adjustment, net of tax benefit of $3,111	–	–	–	–	(5,081)	(5,081)
Net gains on cash flow hedges reclassified into earnings	–	–	–	–	19,690	19,690
Other comprehensive income, net						49,078
Comprehensive loss						$ (53,727)
Balance, November 30, 2002	62,639	340,893	(134,024)	778,290	(57,979)	
Cash dividends paid—$0.25 per Common share	–	–	–	(13,737)	–	
Cash dividends paid—$0.005 per Founder's share	–	–	–	(69)	–	
Settlement of share price guarantees by Stolt Offshore	–	(5,394)	–	–	–	
Net loss	–	–	–	(315,986)	–	$(315,986)
Other comprehensive income (loss):						
Translation adjustments, net	–	–	–	–	25,562	25,562
Change in unrealized gains and losses on securities	–	–	–	–	15,365	15,365
Minimum pension liability adjustment, net of tax provision of $(4,542)	–	–	–	–	197	197
Net losses on cash flow hedges reclassified into earnings	–	–	–	–	(1,543)	(1,543)
Other comprehensive income, net						39,581
Comprehensive loss						$(276,405)
Balance, November 30, 2003	**$62,639**	**$335,499**	**$(134,024)**	**$ 448,498**	**$ (18,398)**	

See notes to consolidated financial statements.

55 of 95

For the years ended November 30, (in thousands)	2003	2002	2001
Cash Flows from Operating Activities:			
Net (Loss) Income	**$(315,986)**	$(102,805)	$ 23,692
Adjustments to Reconcile Net (Loss) Income to Net Cash Provided by Operating Activities:			
Depreciation of fixed assets	**191,401**	197,837	201,568
Amortization of intangible assets	**4,041**	11,294	9,859
Impairment of tangible fixed assets	**176,522**	–	–
Write-off of goodwill	**2,360**	118,045	–
Write-off of Comex trade name	**–**	–	7,932
Amortization of drydock costs	**25,490**	27,458	20,141
Provisions (reversals/benefits) for reserves and deferred taxes	**15,037**	(16,871)	(13,048)
Equity in net (income) loss of non-consolidated joint ventures	**11,143**	(13,981)	(13,014)
Minority interest	**(148,540)**	(56,196)	(4,254)
Loss (gain) on disposal of assets, net	**1,417**	(10,262)	(14,275)
Changes in Operating Assets and Liabilities, Net of Effect of Acquisitions and Divestitures:			
Decrease (increase) in trade receivables	**91,621**	44,091	(146,350)
Decrease (increase) in inventories	**(30,237)**	(41,053)	16,695
Decrease (increase) in prepaid expenses and other current assets	**2,259**	(24,176)	17,740
Net realized and unrealized mark to market hedging transaction	**(11,469)**	–	–
Increase in accounts payable and accrued expenses	**60,164**	16,671	36,147
Payments of drydock costs	**(18,873)**	(38,405)	(31,644)
Dividends from non-consolidated joint ventures	**25,010**	20,829	12,710
Other, net	**155**	4,157	(830)
Net Cash Provided by Operating Activities	**81,515**	136,633	123,069
Cash Flows from Investing Activities:			
Capital expenditures	**(88,052)**	(122,588)	(202,880)
Proceeds from sales of ships and other assets	**102,683**	158,029	77,001
Acquisition of subsidiaries, net of cash acquired	**–**	(2,234)	(80,658)
Settlement of share price guarantees by Stolt Offshore	**(12,447)**	(60,557)	–
Amounts from (investments in and advances to) affiliates and others, net	**10,993**	1,543	(31,156)
(Increase) decrease in restricted cash deposits	**(25,433)**	(179)	2,546
Other, net	**40**	(2,178)	(9,214)
Net Cash Used in Investing Activities	**(12,216)**	(28,164)	(244,361)
Cash Flows from Financing Activities:			
Increase in loans payable to banks, net	**147,110**	45,234	144,167
Repayment of long-term debt	**(238,807)**	(109,920)	(82,157)
Principal payments under capital lease obligations	**(598)**	(24,066)	(9,510)
Proceeds from issuance of long-term debt—ship financing/other	**148,320**	50,242	77,546
Repurchase of shares by Stolt Offshore	**(1,002)**	(56,493)	–
Proceeds from exercise of stock options in the Company and Stolt Offshore	**–**	449	1,308
Proceeds from monetization of hedges	**16,827**	–	–
Dividends paid to SNSA shareholders	**(13,806)**	(13,802)	(13,754)
Dividends paid to minority interests	**(2,194)**	(2,352)	–
Net Cash Provided by (Used In) Financing Activities	**55,850**	(110,708)	117,600
Effect of exchange rate changes on cash	**2,017**	247	(213)
Net Increase (Decrease) in Cash and Cash Equivalents	**127,166**	(1,992)	(3,905)
Cash and cash equivalents at beginning of year	**22,873**	24,865	28,770
Cash and Cash Equivalents at End of Year	**$ 150,039**	$ 22,873	$ 24,865

See notes to consolidated financial statements.

56 of 95

1. The Company

Nature of Business Operations

Stolt-Nielsen S.A. ("SNSA"), a Luxembourg company, and subsidiaries (collectively, the "Company") are primarily engaged in three businesses: Transportation, Offshore Construction, and Seafood.

The Transportation business, which is carried out through Stolt-Nielsen Transportation Group Ltd. ("SNTG"), is engaged in the worldwide transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids providing its customers with integrated logistics solutions.

The Offshore Construction business is carried out through Stolt Offshore S.A. ("SOSA" or "Stolt Offshore"), a subsidiary in which the Company held a 63.5% economic interest and a 69.2% voting interest as of November 30, 2003. SOSA is a leading offshore contractor to the oil and gas industry, specializing in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services.

The Seafood business, wholly-owned by the Company and carried out through Stolt Sea Farm Holdings plc ("SSF"), produces, processes, and markets high quality seafood products, including Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, sole and tilapia.

In early 2000, the Company decided to commercialize its expertise in logistics and procurement. Optimum Logistics Ltd. ("OLL") was established to provide software and professional services for supply chain management in the bulk process industries. The Company sold substantially all of the assets of OLL to Elemica Inc. ("Elemica") in April 2003. SeaSupplier Ltd. ("SSL") was established to provide software and professional services for the procurement process in the marine industry. Both OLL and SSL are included under the caption "Corporate and Other" throughout the consolidated financial statements and notes thereto.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the financial statements of all majority-owned companies, unless the Company is unable to control the operations, after the elimination of all significant intercompany transactions and balances.

SNTG operates the Stolt Tankers Joint Service (the "Joint Service"), an arrangement for the coordinated marketing, operation, and administration of tankers owned or chartered by the Joint Service, which consists of participants in the deep-sea intercontinental parcel tanker market. Net revenue available for distribution to the participants is defined in the Joint Service Agreement as the combined operating revenue of the ships which participate in the Joint Service, less combined voyage expenses, overhead costs, and commission to outside brokers. The net revenue is distributed proportionately to each participant according to a formula which takes into account each ship's cargo capacity, its number of operating days during the period, and an earnings factor assigned. For the years ended November 30, 2003, 2002, and 2001, SNTG received approximately 80%, 80% and 74%, respectively, of the net revenues of the Joint Service. The financial statements of the Joint Service have been consolidated in the accompanying consolidated financial statements, with a provision included in tanker operating expenses for the amount of profit distributed to the minority participants. These provisions were approximately $66.9 million, $71.9 million, and $100.3 million for the years ended November 30, 2003, 2002, and 2001, respectively, and include amounts distributed to non-consolidated joint ventures of SNTG of $38.4 million, $40.5 million, and $42.0 million. The amounts distributed are net of commissions to SNTG of $1.9 million, $2.2 million, and $2.0 million for 2003, 2002 and 2001, respectively. As of November 30, 2003 and 2002, the net amounts payable by the Joint Service to participants in which SNTG holds an equity interest were $3.6 million and $2.7 million, respectively. Total amounts payable to minority Joint Service participants, other than those in which SNTG holds an equity interest, were $6.3 million and $2.0 million as of November 30, 2003 and 2002, respectively. These amounts are included in "Other current liabilities" in the accompanying consolidated balance sheets as of November 30, 2003 and 2002.

Revenue Recognition

SNTG—Tankers The operating results of voyages in progress at the end of each reporting period are estimated and pro-rated on a per day basis for inclusion in the consolidated statements of operations. The consolidated balance sheets reflect the deferred portion of revenues and expenses on voyages in progress at the end of each reporting period as applicable to the subsequent period. As of November 30, 2003 and 2002, deferred revenues of $24.1 million and $25.2 million, respectively, are included in "Accrued voyage expenses" in the accompanying consolidated balance sheets.

SNTG—Tank Containers Revenues for tank containers relate primarily to short-term shipments, with the freight revenue and estimated expenses recognized when the tanks are shipped, based upon contract rates. Additional miscellaneous revenues earned from other sources are recognized after completion of the shipment.

SNTG—Terminals Revenues for terminal operations consist of rental income for the utilization of storage tanks by its customers, with the majority of rental income earned under long-term contracts. These contracts generally provide for fixed rates for the use of the storage tanks and/or the throughput of commodities pumped through the facility. Revenues can also be earned under short-term agreements contracted at spot rates. Revenue is recognized over the time period of usage, or upon completion of specific throughput measures, as specified in the contracts.

SOSA Long-term contracts of SOSA are accounted for using the percentage-of-completion method. SOSA applies Statement of Position 81-1 "Accounting for Performance of Certain Construction-Type Projects." Revenue and gross profit are recognized each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of gross profit to be established. In such cases, no gross profit is recognized during the period. The percentage-of-completion is calculated based on the ratio of costs incurred to date to total estimated costs. The percentage-of-completion method requires SOSA to make reasonably dependable estimates of progress toward completion of such contracts and contract costs. Provisions for anticipated losses are made in the period in which they become known.

A major portion of SOSA's revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders and claims are commonly billed to the customers in the normal course of business and are recognized as contract revenue where recovery is probable and can be reasonably estimated. In addition, some contracts contain incentive provisions based upon performance in relation to established targets, which are recognized in the contract estimates when deemed realizable. As of November 30, 2003, no significant revenue relating to unagreed claims or disputed receivables was included in reported revenues or receivables that has not been subsequently collected in full.

During the course of multi-year projects the accounting estimate for the current period and/or future periods may change. The effect of such a change, which can be upward as well as downward, is accounted for in the period of change or prior to the issuance of the financial statements. These revisions to estimates will not result in restating amounts in previous periods. Revisions of estimates are calculated on a regular basis.

The financial reporting of SOSA's contracts depends on estimates, which are assessed continually during the term of these contracts. Recognized revenues and profits are subject to revisions as the contract progresses to completion and revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. The net (adverse)/positive effect on net loss of SOSA (before minority interest impact) of significant revisions to contract estimates was $(216.0) million in 2003, $(58.8) million in 2002 and $2.4 million in 2001.

SSF SSF recognizes revenue either on dispatch of product to customers, in the case of sales that are made on FOB processing plant terms, or on delivery of product to customers, where the terms of the sale are CIF (Cost, Insurance and Freight) and DDP (Delivered Duty Paid). The amount recorded as revenue includes all amounts invoiced according to the terms of the sale, including shipping and handling costs billed to customers, and is after deductions for claims or returns of goods, rebates and allowances against the price of the goods, and bad or doubtful debt provisions and write-offs.

Corporate and Other OLL and SSL have various types of fee income, including non-refundable subscription fees and transaction fees. Subscription fees that are billed in advance are recorded as revenue over the subscription period. Transaction fees that are based upon the number or value of transactions are recorded as earned as the related service transactions are performed.

Concentration of Credit Risk

The Company's trade receivables are from customers across all lines of its business. The Company extends credit to its customers in the normal course of business. The Company regularly reviews its accounts and estimates the amount of uncollectible receivables each period and establishes an allowance for uncollectible amounts. The amount of the allowance is based on the age of unpaid amounts, information about the current financial strength of customers, and other relevant information. Management does not believe significant risk exists in connection with the Company's concentrations of credit at November 30, 2003.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and reported amounts of revenues and expenses during the year. On an on-going basis, management evaluates the estimates and judgments, including those related to the percentage of completion accounting for construction projects, recognition of revenue in respect of variation orders and claims, tanker voyage accounting and container move cost estimates, future drydock dates, inventories and fish mortality, the carrying value of non-consolidated joint ventures, the selection of useful lives for tangible fixed and intangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for trade receivеables, income tax valuation allowances, provisions for legal disputes, restructuring costs, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Recognition of Provisions for Legal Claims, Suits and Complaints

The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies", as interpreted by the Financial Accounting Standards Board ("FASB") Interpretation No. 14, "Reasonable Estimation of the Amount of a Loss," if the Company has determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, the Company will provide the lower amount of the range. See Note 19, "Commitments and Contingencies" and Note 20, "Legal Proceedings" for further discussion.

Environmental Matters

Accruals for environmental matters are recorded when it is probable that a liability has been incurred or an asset impaired and the amount of the loss can be reasonably estimated. Liabilities for environmental matters require evaluations of relevant environmental regulations and estimates of future remediation alternatives and costs. See Note 19, "Commitments and Contingencies" and Note 20, "Legal Proceedings" for further discussion.

Foreign Currency Translation

SNSA, incorporated in Luxembourg, has U.S. dollar share capital and dividends are expected to be paid in U.S. dollars. SNSA's reporting currency and functional currency is the U.S. dollar.

The Company translates the financial statements of its non-U.S. subsidiaries into U.S. dollars from their functional currencies (usually local currencies) in accordance with the provisions of SFAS No. 52, "Foreign Currency Translation." Under SFAS No. 52, assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at exchange rates which approximate the average rate prevailing during the period. The resulting translation adjustments are recorded in a separate component of "Accumulated other comprehensive loss, net" as "Translation adjustments, net" in the accompanying consolidated statements of shareholders' equity. Exchange gains and losses resulting from transactions denominated in a currency other than the functional currency are included in "Foreign currency exchange gain (loss), net" in the accompanying consolidated statements of operations.

In the fourth quarter of 2003, SSF redesignated certain long-term non-functional currency intercompany loans within the SSF group (which are eliminated in consolidation) from long term and permanent in nature to short term. Following this redesignation, SSF prospectively recognized $13.7 million in foreign currency exchange gains in 2003. The redesignation of such loans was due to the deterioration in the SSF group liquidity situation and related restrictions on additional funding from SNTG to SSF. Translated gains and losses previously classified within cumulative translation adjustments, net ("CTA") prior to the redesignation will remain in CTA.

Restructuring Charges

The Company accounts for restructuring charges in respect of existing post-employment plans, which includes statutory legal requirements to pay redundancy costs, under SFAS No. 112 "Employer's Accounting for Post Employment Benefits." In these circumstances the Company recognizes a provision for redundancy costs at the date that it is probable that the employee will be entitled to the benefits and when these can be reasonably estimated.

Where the termination costs are of a "one-time" involuntary nature the Company applies SFAS No. 146 "Accounting for Costs Associated with Exit and Disposal Activities." This includes costs for redundancies, which are over and above the statutory requirements, and the costs for vacated property. The Company provides for these costs at fair value at the date the termination plans are communicated to employees and when the Company is committed to the plan, and it is unlikely that significant changes will be made to the plan.

Capitalized Interest

Interest costs incurred during the construction period of significant assets are capitalized and charged to expense over the lives of the related assets. The Company capitalized $0.5 million, $0.2 million, and $4.1 million of interest in fiscal years 2003, 2002, and 2001, respectively.

Sale of Stock by Subsidiaries

The Company's policy is to record gains and losses on sales of stock by its subsidiaries through the consolidated statement of operations, net of the reduction in its economic interest in the subsidiary, unless realization of the gain is uncertain at the time of the sale.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting For Income Taxes." SFAS No. 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period in which the enactment date changes. Deferred tax assets are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

Provision for income taxes on unremitted earnings is made only for those amounts that are not considered to be permanently reinvested.

Earnings per Share

Basic earnings per share ("EPS") is computed by dividing net income (loss) by the weighted average number of shares outstanding during the period. Diluted EPS is computed by adjusting the weighted average number of shares outstanding during the period for all potentially dilutive shares and equivalents outstanding during the period using the treasury stock method. As further discussed in Note 23, "Capital Stock, Founder's Shares and Dividends Declared," Founder's shares which provide the holder thereof with certain control features, only participate in earnings to the extent of $0.005 per share for years in which dividends are declared, and are limited to $0.05 per share upon liquidation. For purposes of computing EPS, dividends paid on Founder's shares are deducted from earnings to arrive at earnings available to Common shareholders.

All share data, per share data and other references throughout these financial statements have been restated to reflect the share reclassification on March 7, 2001 whereby Class B Shares were reclassified to Common Shares on a one-for-one basis.

The outstanding stock options under the Company's 1987 Stock Option Plan and 1997 Stock Option Plan are included in the diluted EPS calculation to the extent they are dilutive. The following is a reconciliation of the numerator and denominator of the basic and diluted EPS computations.

For the years ended November 30, (in thousands, except per share data)	2003	2002	2001
Net (Loss) Income	**$(315,986)**	$(102,805)	$23,692
Less: Dividends on Founder's shares	**(69)**	(69)	(40)
Net (loss) income attributable to Common shareholders	**$(316,055)**	$(102,874)	$23,652
Basic weighted average shares outstanding	**54,949**	54,930	54,870
Dilutive effect of options issued to executives (Note 24)	–	–	433
Diluted weighted average shares outstanding	**54,949**	54,930	55,303
Basic (Loss) Earnings per share	**$ (5.75)**	$ (1.87)	$ 0.43
Diluted (Loss) Earnings per share	**(5.75)**	(1.87)	0.43

Outstanding options to purchase 2,630,003 shares were not included in the computation of diluted earnings per share for the year ended November 30, 2001 because to do so would have been antidilutive. The diluted loss per share for the years ended November 30, 2003 and 2002 do not include common share equivalents in respect to share options of 117,648 and 181,561, respectively, as their effect would be antidilutive. All outstanding options to purchase 3,962,918 and 3,423,080 shares were excluded from the calculation of diluted EPS in 2003 and 2002, respectively, as the Company incurred net losses in these years. Refer to Note 24, "Stock Option Plan" for further discussion.

Cash and Cash Equivalents

Cash and cash equivalents include time deposits and certificates of deposit with an original maturity of three months or less.

Inventories

SOSA inventories and work in progress are stated at the lower of cost or net realizable value, with adequate provisions made against slow moving and obsolete items. Costs are determined in accordance with the weighted-average cost method.

SSF's raw materials, biomass, and finished goods are valued at average production cost or market price, whichever is lower. Finished goods consist of frozen and processed fish products. SSF capitalizes all direct and indirect costs of producing fish into inventory. This includes depreciation of production assets, and farming overheads up to a site or farming regional management level. Normal mortalities (mortalities that are natural and expected as part of the life cycle of growing fish) are accounted for by removing the biomass from the records, so that the accumulated capitalized costs are spread over the lower remaining biomass. Abnormal mortalities (higher than natural or expected mortalities due to disease, accident or any other abnormal cause) are accounted for by removing the biomass from the records and writing off the accumulated costs associated with that biomass at the time of the mortality.

Costs are released to the profit and loss account as the fish are harvested and sold, based on the accumulated costs capitalized into inventory at the start of the month of harvesting, and in proportion to the number of fish or biomass of fish harvested as a proportion of the total at the start of the period. Harvesting, processing, packaging and freight costs, which comprise most of the remaining operating expenses, are expensed in the period in which they are incurred.

SSF recorded provisions and write-downs totaling $14.8 million, $3.6 million and $5.2 million in 2003, 2002 and 2001, respectively, against the carrying value of inventories, as included in "Operating expenses" in the consolidated statements of operations.

Assets Held for Sale

The Company classifies assets and disposal groups as being held for sale in accordance with SFAS No. 144, "Accounting for the Impairment or the Disposal of Long-Lived Assets," when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

Depreciation of Fixed Assets

Fixed assets are recorded at cost. Assets acquired pursuant to capital leases are capitalized at the present value of the underlying lease obligations and amortized on the same basis as fixed assets described below unless the term of the lease is shorter.

Depreciation of fixed assets is recorded on a straight-line basis over the useful lives of the assets as follows:

SNTG	
Parcel Tankers and Barges	20 to 25 years
Tank Containers	20 years
Terminal Facilities:	
Tanks and structures	35 to 40 years
Other support equipment	10 to 35 years
Buildings	40 to 50 years
Other Assets	3 to 10 years
SOSA	
Construction Support Ships:	
Deepwater heavy construction ships	9 to 25 years
Light construction and survey ships	10 years
Pipelay barges and anchor ships	7 to 20 years
Operating Equipment	7 to 10 years
Buildings	20 to 33 years
Other assets	5 to 10 years
SSF	
Transportation equipment	4 to 7 years
Operating equipment	4 to 10 years
Buildings	20 years
Other Assets	4 to 10 years

Ships are depreciated to a residual value of approximately 10% of acquisition cost, which reflects management's estimate of salvage or otherwise recoverable value. No residual value is assumed with respect to other fixed assets. Depreciation expense, which excludes amortization of capitalized drydock costs, for the years ended November 30, 2003, 2002, and 2001, was $191.4 million, $197.8 million, and $201.6 million, respectively.

The Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations" as of December 1, 2002. This statement requires entities to record a legal obligation associated with the retirement of a tangible long lived asset in the period in which it is incurred. In connection with the adoption of SFAS No. 143 in fiscal 2003, the Company recorded assets and liabilities associated with certain of its SSF facilities of approximately $1.6 million, with no material impact on its results of operations.

Drydock costs are accounted for under the deferral method, whereby the Company capitalizes its drydock costs and amortizes them over the period until the next drydock. Amortization of capitalized drydock costs was $25.5 million, $27.5 million, and $20.1 million for the years ended November 30, 2003, 2002, and 2001, respectively. The unamortized portion of capitalized drydock costs of $51.7 million and $62.1 million is included in "Other non-current assets" in the accompanying consolidated balance sheets at November 30, 2003 and 2002, respectively.

Maintenance and repair costs, which exclude amortization of the costs of ship surveys, drydock, and renewals of tank coatings, for the years ended November 30, 2003, 2002, and 2001, were $86.8 million, $83.2 million, and $79.9 million, respectively, and are included in "Operating Expenses" in the accompanying consolidated statements of operations.

Research and Development Costs

The costs for research and development are expensed as incurred.

Software and Website Development Costs

The Company accounts for costs of developing internal use software and its websites in accordance with AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and Emerging Issues Task Force Issue No. 00-2, "Accounting for Website Development Costs." Accordingly, the Company expenses all costs incurred that relate to the planning and post implementation phases of development. Costs incurred in the development phase are capitalized and amortized over the expected useful life of the software, generally between three and five years. Such costs capitalized amounted to $2.2 million in 2001. No such costs were capitalized in 2003 and 2002. Costs associated with the repair or maintenance of the existing website or the development of website content are expensed as incurred.

Financial Instruments

The Company enters into forward exchange and options contracts to hedge foreign currency transactions on a continuing basis for periods consistent with its committed and forecasted exposures. This hedging minimizes the impact of foreign exchange rate movement on the Company's U.S. dollar results. The Company's foreign exchange contracts do not subject the Company's results of operations to risk due to exchange rate movements because gains and losses on these contracts offset gains and losses on the assets and liabilities being hedged. Generally, currency contracts designated as hedges of commercial commitments mature within two years.

For each derivative contract the relationship between the hedging instrument and hedged item, as well as its risk-management objective and strategy for undertaking the hedge is formally documented. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Contracts are held to their maturity date matching the hedge with the asset or liability hedged. The derivative instrument terms (currency, maturity, amount) are matched against the underlying asset or liability resulting in hedge effectiveness. Hedges are never transacted for trading purposes or speculation.

Unrealized gains and losses on foreign exchange contracts designated as a cash flow hedge are recorded in "Accumulated other comprehensive loss, net" and as an asset or liability on the balance sheet. On maturity, the hedge contract gains or losses are included in the underlying commercial transaction. For hedge contracts designated as a fair value hedge, all realized and unrealized gains or losses are recorded in the consolidated statement of operations.

The Company also uses interest rate swaps to hedge certain underlying debt obligations. For qualifying hedges, the interest rate differential between the debt rate and the swap rate is reflected as an adjustment to interest expense over the life of the swap in the consolidated statements of operations.

The Company uses bunker fuel hedge contracts to lock in the price of future forecasted bunker requirements. The hedge contracts are matched against the type of bunker fuel being purchased resulting in effectiveness between the hedge contract and the bunker fuel purchases. Bunker fuel contracts are designated as cash flow hedges and all unrealized gains or losses are recorded in "Accumulated other comprehensive loss, net" and as an asset or liability on the balance sheet. On maturity, the hedge contract gains or losses are reclassified to earnings and therefore included in the underlying cost of the bunker fuel costs in the consolidated statement of operations.

Refer to Note 26, "Financial Instruments" for further discussion.

Consolidated Statements of Cash Flows

Cash paid for interest and income taxes was as follows:

For the years ended November 30, (in thousands)	2003	2002	2001
Interest, net of amounts capitalized	**$87,304**	$90,346	$117,043
Income taxes	**15,737**	17,640	20,718

In 2003, SOSA reduced its receivables from, and increased its investment in, the Sonamet joint venture by $4.5 million.

Debt assumed in SSF acquisitions in 2001 amounted to $9.4 million. No such amounts were assumed in 2003 and 2002.

Investment Securities

The Company determines the appropriate classification of equity securities at the time of purchase. Equity securities classified as available for sale are measured at fair value. Material unrealized gains and losses, net of tax, if applicable, are recorded as a separate component of "Accumulated other comprehensive loss, net" until realized. As of November 30, 2003 and 2002 available for sale investments of $1.2 million and $17.2 million, respectively, are included in "Other non-current assets" in the accompanying consolidated balance sheets.

Investments in and Advances to Non-consolidated Joint Ventures

The Company has equity investments of 50% or less in various affiliated companies which are accounted for using the equity method. Equity investments in non-consolidated joint ventures are recorded net of dividends received. In circumstances where the Company owns more than 50% of the voting interest, but the Company's ability to control the operation of the investee is restricted by the significant participating interest held by another party, the investment is accounted for under the equity method of accounting.

The Company accrues losses in excess of the investment value when the Company is committed to provide ongoing financial support to the joint venture.

Impairment of Investments in Non-consolidated Joint Ventures

The Company reviews its investments in non-consolidated joint ventures periodically to assess whether there is an "other than temporary" decline in the carrying value of the investment. The Company considers whether there is an absence of an ability to recover the carrying value of the investment by reference to projected undiscounted cash flows for the joint venture. If the projected undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Goodwill and Other Intangible Assets

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changed the method by which companies recognize intangible assets in business combinations and generally requires identifiable intangible assets to be recognized separately from goodwill. Amortization of all existing and newly acquired goodwill and indefinite lived intangible assets on a prospective basis ceased as of December 1, 2002, the date of adoption of SFAS No. 142, and thereafter all goodwill and intangibles with indefinite lives are tested for impairment at least annually, and on an interim basis when conditions require, based on the fair value of the reporting unit associated with the respective intangible asset. There were no impairment charges upon the adoption of SFAS No. 142 although there were certain impairment charges recognized during the year. See Note 6, "Goodwill and Other Intangible Assets" for further discussion. If SFAS No. 142 had been applied to goodwill and indefinite lived intangible assets in prior years, management believes full year net (loss) income would have improved by approximately $3.4 million and $6.2 million, or $0.06 and $0.11 per share for 2002 and 2001, respectively.

Goodwill represents the excess of the purchase price over the fair value of certain assets acquired. Goodwill and other intangible assets, which include patents and trademarks, for all acquisitions completed prior to July 1, 2001, were amortized on a straight-line basis, over periods of five to 40 years. The Company continuously monitors the realizable value of goodwill and other intangible assets using expected future cash flows to estimate fair value. Total amortization of goodwill and other intangible assets was $4.0 million, $11.3 million, and $9.9 million in 2003, 2002 and 2001, respectively.

Impairment of Tangible Fixed Assets, Goodwill and Other Intangibles

In accordance with SFAS No. 142 and SFAS No. 144, "Accounting for Impairment or Disposal of Long-lived Assets," long-lived assets to be held and used are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill and other intangible assets are reviewed for impairment as discussed above.

Prior to the implementation of SFAS No. 142 and SFAS No. 144 and through November 30, 2002, the Company followed SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," for the review and determination of the impairment of tangible fixed assets, goodwill and other intangibles. In performing the review for recoverability under SFAS No. 121, the Company determined a current market value for the asset or estimated the future cash flows expected to result from the use of the asset and its eventual disposition. If the projected undiscounted future cash flows are less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. Refer to Note 6, "Goodwill and Other Intangible Assets" for further discussion of asset impairments.

Stock-Based Compensation

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." This statement establishes a fair value method of accounting for an employee stock option or similar equity instrument but allows companies to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has elected to continue accounting for its stock-based compensation awards to employees and directors under the accounting prescribed by APB Opinion No. 25 and to provide the disclosures required by SFAS No. 123. The Company accounts for the Plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for all stock option grants between 1998 and 2003, including the Plans of the Company and the stock options of SOSA, been determined consistent with SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would be reduced to the following pro forma amounts:

For the years ended November 30,

(in thousands, except for per share data)	2003	2002	2001
Net Income (Loss), As Reported	**$(315,986)**	$(102,805)	$23,692
Stock-based compensation included in reported income	**-**	-	-
Total stock-based employee compensation cost determined under the fair value method of accounting, net of minority interest	**(4,397)**	(4,853)	(4,360)
Net Income (Loss), Pro Forma	**$(320,383)**	$(107,658)	$19,332
Basic Earnings (Loss) per share:			
As Reported	**$ (5.75)**	$ (1.87)	$ 0.43
Pro Forma	**(5.83)**	(1.96)	0.35
Diluted Earnings (Loss) per share:			
As Reported	**$ (5.75)**	$ (1.87)	$ 0.43
Pro Forma	**(5.83)**	(1.96)	0.35

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to fiscal year 1996, and additional awards in future years are anticipated. Refer to Note 24, "Stock Option Plan" for further discussion.

Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income," established rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income, foreign currency translation adjustments, minimum pension liability adjustments, changes in fair value of derivatives and unrealized gains (losses) on securities and is presented in the consolidated statements of shareholders' equity.

Accumulated other comprehensive loss, as of November 30, 2003 and 2002, consisted of the following:

(in thousands)	2003	2002
Cumulative translation adjustments, net	**$(25,800)**	$(51,362)
Unrealized loss on securities	**-**	(15,365)
Minimum pension liability adjustment, net of tax and minority interest in SOSA	**(9,144)**	(9,341)
Net unrealized gain (loss) on cash flow hedges	**16,546**	18,089
	$(18,398)	$(57,979)

Future Adoption of New Accounting Standards

In November 2002, the FASB issued Interpretation No. 45,"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

The disclosure requirements of FIN 45 are effective for periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. SOSA recorded the fair value of guarantees provided in respect of joint ventures of $0.7 million as of November 30, 2003.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123." This statement amends SFAS No. 123, "Accounting for Stock-based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. The Company is continuing to account for stock-based compensation according to APB No. 25, and has disclosed the effects of SFAS No. 123 on reported income in Note 2, "Significant Accounting Policies - Stock-Based Compensation."

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities ("VIE")" ("FIN 46"). The objective of the interpretation is to provide guidance for identifying controlling financial interest established by means other than voting interest. It requires consolidation of a VIE by an enterprise that holds such a controlling financial interest (the primary beneficiary). It is intended to require consolidation of VIEs only if those VIEs do not effectively disperse the risk and benefits among the various parties involved. On December 24, 2003, the FASB issued a revision of FIN 46 ("the Revised Interpretation" or "FIN 46R.") Revised Interpretation 46 modified both the proposed modifications and other decisions previously issued through certain FASB Staff Positions and supersedes the original FIN 46 to include (i) deferring the effective date for certain VIEs, (ii) providing additional scope exceptions for certain VIEs, (iii) clarifying the impact of troubled debt restructurings on the requirements to consider (a) whether an entity is a VIE or (b) which party is a primary beneficiary, and (c) providing additional guidance on what constitutes a variable interest. The Company will apply the interpretation to pre-existing VIEs in 2004. FIN 46 and FIN 46R will require certain leases of the Company to be recorded on the balance sheet, as disclosed further in Note 18, "Variable Interest Entities."

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The adoption of SFAS No. 150 did not have a material impact on our financial position or results of operations.

In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits (revised 2003)." The revised standard does not change the measurement and recognition provisions of SFAS No. 87 or SFAS No. 106, but adds significant new disclosure requirements. Additional disclosure requirements include enhanced information related to plan assets, investment strategies and policies, rationale used to determine rate of return, measurement date information, and information on pension obligation including expected future benefit payments. This statement will not be effective for the Company until the year ending November 30, 2004.

In May 2004, the FASB issued Staff Position ("FSP") No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP No. 106-2"). FSP No. 106-2 will supersede FSP No. 106-1 which permits the deferral of recognizing the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act") in the accounting for postretirement health care plans under SFAS No. 106 and in providing disclosures related to the plan required by SFAS No. 132. The Company has elected the deferral provided by FSP No. 106-1 and is evaluating the magnitude of the potential favorable impact of FSP No. 106-2 on the financial statements. Amounts included in Note 22, "Pension and Benefit Plans" for the accumulated postretirement benefit obligation and the net periodic postretirement benefit cost do not reflect any amount associated with the subsidy. FSP No. 106-2 is effective for the first interim or annual period beginning after June 15, 2004.

Presentation of Financial Statements

The 2001 and 2002 consolidated financial statements were revised to reflect reclassifications and disclosures to conform with the current presentation as follows:

- Reclassification of commissions, sublet costs, transshipment and barging expenses for Tankers of $55 million in 2002 and $63 million in 2001 from "Operating Revenue" to "Operating Expenses " in the consolidated statement of operations.
- Reclassification of gain on disposals of assets of $14.3 million in 2001 from "Non-operating (expense) income" to "(Loss) gain on disposal of assets, net," within "(Loss) income from operations" in the consolidated statement of operations.
- Reclassification of other income (loss) of $1.2 million in 2001 from "Non-operating (expense) income" to "Other operating (expense) income, net" within "(Loss) income from operations" in the consolidated statement of operations.
- Reclassification of "Dividends from non-consolidated joint ventures" of $12.7 million in 2001 from "Net cash used in investing activities" to "Net cash provided by operating activities" in the consolidated statements of cash flows.
- Reclassifications within the table reconciling the Company's effective tax rate to the statutory tax rate in Note 9, "Income Taxes."
- Reclassification of the components of the 2002 balances included in inventories in Note 11, "Inventories."

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3. Business Acquisitions

SOSA-NKT Acquisition

On December 7, 1999, SOSA completed a transaction to form a joint venture entity, NKT Flexibles I/S ("NKT"), a manufacturer of flexible flowlines and dynamic flexible risers for the offshore oil and gas industry. The transaction was effected through the acquisition of Danco A/S, a wholly-owned Norwegian company, which holds the investment in NKT. NKT is owned 51% by NKT Holdings A/S, and 49% by SOSA through Danco A/S. The total consideration for the acquisition was $36.0 million: $10.5 million cash and the issue of 1,758,242 SOSA Class A Shares, with an average guaranteed value of $14.475 per share for a value of $25.5 million. The Class A Shares have subsequently been converted to SOSA Common Shares on a one-for-one basis.

The acquisition of Danco A/S has been accounted for by the purchase method of accounting and, accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. The excess of cash paid over the fair value of net assets acquired was recorded as goodwill of $2.1 million at the date of acquisition. The Company accounts for the investment in NKT as a non-consolidated joint venture under the equity method.

On February 20, 2002, SOSA paid cash of $3.4 million to repurchase 249,621 of its Common Shares previously issued to NKT Holdings A/S at a guaranteed price of $13.65 per share, as shown in the below table. $1.6 million related to the settlement of the minimum share price guarantee, and was the difference between the guaranteed price and the market price of SOSA Common Shares on February 20, 2002. The remaining $1.8 million represented the market value of the shares repurchased. These shares were subsequently sold to SNSA, SOSA's majority shareholder, on November 19, 2002.

In March 2003, SOSA paid cash of $13.5 million to repurchase 879,121 of its Common Shares from NKT Holding A/S at an average guaranteed price of $15.30 per share, as shown in the below table. These shares represent the remaining balance of shares to be bought back from NKT Holdings A/S by SOSA.

SOSA-ETPM Acquisition

On December 16, 1999, SOSA acquired approximately 55% of the French offshore construction and engineering company ETPM S.A. ("ETPM"), a wholly-owned subsidiary of Groupe GTM S.A. ("GTM"). GTM was subsequently acquired by Groupe Vinci S.A. ("Vinci"). The remaining 45% of ETPM was acquired by SOSA on February 4, 2000.

The total consideration for the acquisition was $350.0 million and was comprised of the following items: (i) $111.6 million in cash; (ii) the issue of 6,142,857 SOSA Class A Shares, which have subsequently been converted to SOSA Common Shares on a one-for-one basis, with a minimum guarantee price of $18.50 per share for a total value of $113.6 million; (iii) the assumption of debt of $18.4 million due from ETPM to GTM and debt of $71.0 million due to third parties; (iv) acquisition costs of $3.4 million; and (v) $32.0 million being the net present value at acquisition of a hire purchase arrangement for two ships owned by GTM, the *Seaway Polaris* and the *DLB 801*, with an early purchase option after two years.

The acquisition has been accounted for by the purchase method of accounting and, accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. There was no goodwill associated with this transaction. As a result of the share price guarantee, the Company recorded an addition to Paid-in Surplus. No gain was recognized in the consolidated statement of operations relative to the issuance of the SOSA Common Shares.

On May 3, 2002, SOSA paid cash of $113.6 million to repurchase the 6,142,857 of its Common Shares previously issued to Vinci, as shown in the below table. $58.9 million related to the settlement of the minimum share price guarantee. The remaining $54.7 million paid represented the market value of the shares repurchased. These shares were subsequently sold to SNSA during 2002.

As a result of the settlement of the share price guarantees in 2003 and 2002 by SOSA, the Company recorded a reduction to Paid-in Surplus of $5.4 million and $29.4 million, respectively.

During 2002, as part of the transactions to settle the share price guarantees in respect of the acquisitions of ETPM and NKT, as described above, SOSA repurchased 6,392,478 SOSA Common Shares which were subsequently issued to the Company as a partial repayment of $38.4 million of a total intercompany loan of $64.0 million. In November 2002, SOSA issued 6,019,287 SOSA Common Shares to SNSA for proceeds of $25.6 million to repay the remaining outstanding portion of the $64.0 million loan provided by SNSA to assist in funding the settlement of these guarantees. The impact on SNSA of debt to equity conversions with SOSA is recorded as a reduction to Paid-in Surplus.

SOSA-Paragon and Litwin Acquisitions

In 2001, SOSA paid $16.7 million to acquire two engineering services companies, Paragon Engineering Services, Inc. and Ingerop Litwin. These acquisitions generated $10.5 million of goodwill and intangible assets. Total assets acquired and liabilities assumed in the 2001 acquisitions by SOSA amounted to $45.0 million and $28.3 million, respectively.

The Paragon and Litwin companies are currently held for sale by SOSA. These engineering businesses, which were acquired by SOSA in 2001, are expected to be sold by the end of the second quarter of fiscal year 2004. Certain of the engineering services they have provided will be re-integrated into SOSA's business, and SOSA expects to retain approximately 100 engineers from Paragon and Litwin. Refer to Note 4, "Assets Held for Sale" for further discussion.

The impact of SOSA's share repurchases on the financial statements of SNSA is summarized in the following table.

	Guaranteed price	Market price on date of repurchase	Number of SOSA Shares purchased	Repurchase of shares by Stolt Offshore (in thousands)	Settlement of share price guarantees by Stolt Offshore (in thousands)	Total Paid (in thousands)
2003						
NKT Holdings A/S	$15.30	$1.14	879,121	$ 1,002	$12,447	$ 13,449
2002						
NKT Holdings A/S	$13.65	$7.05	249,621	$ 1,760	$ 1,647	$ 3,407
Groupe Vinci S.A.	$18.50	$8.91	6,142,857	54,733	58,910	113,643
Total			6,392,478	$56,493	$60,557	$117,050

SSF Acquisitions

In 2001 SSF paid $80.6 million for several acquisitions, mainly including Australian Bluefin Pty Ltd., a company involved in the ranching of southern bluefin tuna in Australia, and Sociedad Pesquera Eicosal S.A. a producer of Atlantic salmon, salmon trout and coho in Chile. These acquisitions generated $58.5 million of goodwill and intangible assets. Total assets acquired and liabilities assumed in the 2001 acquisitions of SSF amounted to $104.9 million and $24.3 million, respectively. Debt assumed in the SSF acquisitions amounted to $9.4 million.

4. Assets Held for Sale

As a part of SOSA's new strategic focus, SOSA is actively seeking to dispose of certain other assets that are not essential to its redefined core business. As at November 30, 2003, the following assets are classified as "Held for sale" in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets."

ROV drill-support

This business involves around 200 employees worldwide, 44 ROVs and certain ancillary equipment, together with related contracts, and is operated from bases in West Africa, South America and the North Sea. On February 20, 2004, SOSA and the Sonastolt joint venture sold the business to Oceaneering International, Inc. for a sale price of approximately $48 million. SOSA received approximately $28 million in cash after settling the interests of Sonangol, its joint venture partners in Angola, and transaction costs. The sale resulted in a gain of $5.5 million being recorded in the first quarter of 2004.

Serimer DASA

This is a wholly-owned specialized surface welding services and surface welding equipment manufacturing company with its head office near Paris, France. In addition, Serimer has a sales office in Texas, United States. Serimer DASA provides automatic surface welding services primarily to offshore pipelaying contractors. SOSA closed on the sale of this business at the end of the second quarter of 2004, with gross proceeds of $40 million, prior to transaction costs, to be received early in the third quarter.

Paragon Companies

The Paragon Companies include Paragon Engineering Holdings Inc., Paragon Engineering Services, Inc., Paragon Litwin, and Paragon Italia S.r.l. These engineering businesses, which were acquired in 2001, are expected to be sold early in the third quarter of 2004. Certain of the engineering services they have provided will be re-integrated into SOSA's business, and SOSA expects to retain approximately 100 engineers from the Paragon Companies.

Survey Business

This business consists of two owned ships (*Seaway Legend* and *Elang Laut*), one ship on charter (*Seaway Petrel*), marine equipment, spare parts and additional equipment, including five survey ROVs. SOSA expects to sell this business by the end of 2004. SOSA intends to outsource its survey work to the buyer of this business.

Assets in the Lobito Yard, Angola

A large quantity of equipment located in the Lobito Yard on long-term lease to Sonamet, a non-consolidated equity investee of SOSA, was under negotiation for sale to Sonamet at November 30, 2003. The sale was completed in the first quarter of 2004. Net proceeds were $5.4 million, with no gain or loss. An impairment charge of $5.1 million was recorded against these assets during fiscal year 2003.

Vessel Sales

Since November 30, 2003, SOSA has disposed of the *Annette*, the *Seaway Rover*, the *Seaway Invincible*, and the *Seaway Pioneer*. Proceeds from these sales were $3.0 million and were received during the first and second quarter of 2004, and a gain of $0.6 million was recorded.

These assets do not meet the criteria for disclosure as discontinued operations, either because (i) SOSA expects to sign an agreement for continuing utilization of those businesses on an outsourced basis, or (ii) the operations and cash flows from the disposal groups will not be eliminated from SOSA's operations because they will continue to be performed in house at a lower level of operation or purchased from third parties when required.

As of November 30, 2003, SOSA held assets for sale of $106.2 million and liabilities pertaining to assets held for sale of $57.9 million. A summary of the assets held for sale and the liabilities pertaining to assets held for sale is as follows:

As of November 30, (in millions)	2003
Assets	
Trade receivables	$ 42.4
Fixed assets, net	52.4
Other current assets	8.1
Other non-curent assets	0.7
Goodwill and other intangible assets	2.6
Total assets held for sale	**$106.2**
Liabilities	
Accounts payable and accrued expenses	$ 37.1
Other current liabilities	9.8
Other non-current liabilities	11.0
Total liabilities pertaining to assets held for sale	$ 57.9

5. Impairment of Tangible Fixed Assets

In accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-lived Assets," long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. SOSA recognized aggregate impairment charges of $176.5 million in fiscal year 2003 in respect of its tangible fixed assets, as follows:

- An impairment charge of $44.2 million was recorded in 2003 related to ships offered for sale. A sales brochure was published in September 2003 by Derrick Offshore, a ship broker acting for SOSA, offering several ships for sale. These included the *Seaway Kestrel*, *Seaway Explorer*, *Seaway Invincible* and the *Seaway Rover*. The broker provided guidance as to the prices that could be obtained under current market conditions. These prices were at a level substantially below the carrying values of the ships, and were confirmed by a formal valuation in January 2004. An impairment charge was recorded against the carrying value of certain ships, measured on the basis of the broker's valuation.
- An impairment charge of $55.7 million was recorded in 2003 related to *LB200* pipelay barge. As part of the business restructuring initiated by SOSA's new management team, a separate trunkline business unit was established in the fourth quarter of fiscal year 2003, specifically dedicated to the marketing and operation of the *LB200* pipelay barge. An in-depth review was then performed to determine the predicted worldwide demand for trunkline lay, and the available barges capable of performing this type of work. The outcomes from bid processes during the fourth quarter of fiscal year 2003 were also evaluated. This review resulted in a revised forecast of utilization and future daily charge-out rates for the *LB200*, and an impairment charge was recorded on the basis of a fair value calculation using discounted cash flows. An external shipbroker reviewed this calculation at SOSA's request and validated the underlying market assumptions.
- An impairment charge of $42.7 million was recorded in 2003 related to Radial Friction Welding (RFW). The RFW program was started in June 1995 to design and fabricate a high quality ship-mounted welding system for use on 6- to 12-inch flowlines, at a production rate of 200 pipe joints per day. The system was designed not only for welding normal high tensile carbon steels, but also for the emerging premium market for corrosion resistant alloys. However, it proved too large and complex to install on one of SOSA's existing ships and fabrication was suspended in December 2000. In fiscal year 2002, SOSA launched a joint feasibility study with a third party ship-owner to install the equipment on an existing ship, which would be operated as a specialized deep-sea construction ship by a joint venture. The study indicated that adaptation of the existing ship would necessitate substantial additional investment, so SOSA commissioned an agent to identify and attract a further outside investor. SOSA received a status note from this agent on November 28, 2003, confirming that he had been unable to attract any further investors to join the project, which meant that the proposed joint venture could not proceed. Although efforts to find alternative uses for the RFW will continue, the market trend has moved away from corrosion-resistant alloys, and more competitive welding technologies have emerged. It is no longer appropriate to carry this asset other than at scrap value, and an impairment charge has been recorded to reduce the carrying value to zero.
- An impairment charge of $28.8 million was recorded in 2003 related to other ships and offshore equipment. At the time of preparation of the annual operating budget for 2004 and three-year plan in October 2003, SOSA's senior management assessed the level of expected future utilization of all its assets in the light of the business strategies established in the new management's business plan, and a number of assets were found to be under-utilized. The major items included a ship (*Seaway Defender*), three remote-operated MATIS™ pipe-connectors, nine ROVs, the smartleg platform-deck installation equipment, three trenchers/ploughs, hardsuit diving equipment, and four pipe carousels. The impairment charge was recorded on the basis of fair value calculations performed by SOSA using discounted cash flows.
- An impairment charge of $5.1 million was recorded in 2003 related to Lobito yard assets. This category comprises a large quantity of SOSA's equipment located at the Lobito fabrication yard on long-term lease to Sonamet (a non-consolidated equity investee company in which SOSA holds a 55% interest). The equipment including cranes, tractors, cutting and welding equipment, generators, and vehicles. A buy-out proposal from Sonamet to acquire the equipment was received in the fourth quarter of 2003, and an impairment charge was recorded to reduce the carrying value to the expected sales price. The assets were sold to Sonamet at that price after the end of 2003.

6. Goodwill and Other Intangible Assets

Goodwill, net of accumulated amortization, is as follows:

As of November 30, (in millions)	2003	2002
Goodwill	**$42.5**	$ 63.0
Accumulated amortization	–	(19.4)
Total	**$42.5**	$ 43.6

Other intangible assets, net of accumulated amortization, are as follows:

As of November 30, (in millions)	2003	2002
Other intangible assets	**$40.6**	$48.7
Accumulated amortization	**(9.4)**	(6.4)
Total	**$31.2**	$42.3

The total amortization expense for intangible assets in 2003 amounted to $4.0 million.

The estimated aggregate amortization expense for intangible assets subject to amortization amounts to approximately $1.0 million per year for each of the next five years.

Intangible assets not subject to amortization amounted to approximately $27.9 million as of November 30, 2003, primarily represented by the SSF bluefin tuna quota rights in Australia for $24.7 million and the SSF site licenses in Chile for $3.2 million.

Goodwill amounted to $42.5 million as of November 30, 2003, and by reportable segment included SSF goodwill for its various regions of $28.5 million, SOSA goodwill for its various regions of $6.0 million and SNSA corporate goodwill in SOSA of $7.8 million.

Impairment of Goodwill

The Company recognized goodwill write-offs of $2.4 million in 2003 for SSF, and $118.0 million in 2002, including $106.4 million for SOSA, $7.8 million for SSF, $3.1 million for SNTG, and $0.7 million relating to other corporate investments in SSF.

SOSA

During the year ended November 30, 2002, the continuing poor returns obtained on certain investments made in 1998 and 1999 led SOSA to perform an impairment review of all goodwill on acquisitions. As a result, impairment charges totaling $106.4 million were recorded against goodwill, of which $103.0 million related to the entire remaining goodwill on the acquisition of Ceanic Inc. ("Ceanic"). The remainder of the charge eliminated the outstanding goodwill of $1.8 million on the acquisition of Danco A/S, which holds SOSA's investment in NKT Flexibles, and of $1.6 million in respect of SOSA's Indonesian subsidiary, PT Komaritim ("PT Komaritim").

Several factors were taken into account in the analysis and supporting projected cash flows that resulted in the impairment charge of $103.0 million to eliminate the entire remaining goodwill on acquisition of Ceanic Corporation. The acquisition was made in 1998 as part of a strategy to establish a presence in one of the world's most important offshore markets, at a price that reflected rising oil prices and favorable investment conditions. Since then the Gulf of Mexico offshore contractor market has experienced an unprecedented downturn. As a result, SOSA's North America region was loss-making for the two years ended November 30, 2001, and again performed below management's expectations in fiscal year 2002. Market analysts' reports, at the end of fiscal year 2002, indicated that the major oil companies were directing their development funds away from U.S. waters and towards overseas targets, particularly West Africa, where the per-barrel recovery costs are lower. SOSA forecast no significant upturn in demand in the Gulf of Mexico market in 2003 and had therefore revised earlier assumptions of long-term market growth in its impairment model and eliminated the remaining goodwill. The Ceanic goodwill was previously amortized over 25 years.

The NKT joint venture had been loss-making since SOSA acquired its 49% share in 2000, and the market for flexible pipes had not grown as quickly as expected, with the result that the joint venture suffered from excess production capacity and did not meet its performance targets. During 2002, NKT management revised its strategy to focus on efficiency on the basis of slower growth in the next few years than initially forecast. SOSA performed an impairment test based on the discounted cash flow projections, and determined that the goodwill was fully impaired. An impairment adjustment of $1.8 million was recorded in November 2002. This goodwill was previously amortized over 10 years on a straight-line basis.

SOSA's PT Komaritim subsidiary in Indonesia had been loss-making for several years, and in 2002 once again under-performed management's expectations. The Indonesian market was still characterized by high competition in the shallow water sector, an environment in which SOSA was unable to fully leverage its technology and core expertise. SOSA determined, on the basis of discounted cash flows, that the goodwill was fully impaired, and a charge of $1.6 million was recorded in the year ended November 30, 2002. This goodwill was previously amortized over 20 years on a straight-line basis.

SSF

SSF performed annual impairment reviews in 2003 on all remaining goodwill. An impairment charge of $1.3 million was recorded against goodwill of SSF's Americas region related to the operations in Eastern Canada as a result of continuing poor results in that region. An additional write-down of goodwill in SSF's Americas region of $0.8 million from the acquisition of Sociedad Pesquera Eicosal S.A. in Chile was recorded as a result of a revised assessment of future expected results in that operation. The remaining $0.3 million related to the write-off of goodwill associated with SSF's corporate investment in Midt-Finnmark Smolt A/S.

During the year ended November 30, 2002, the continuing poor results obtained in salmon aquaculture activities led SSF to perform an impairment review of all goodwill on acquisition of such activities. As a result, impairment charges totaling $7.8 million were recorded against goodwill, of which $6.3 million related to the entire remaining goodwill on acquisitions in Scotland. The remaining $1.5 million of the impairment charge related to the write-off of goodwill arising from the acquisition of DE Salmon in the state of Maine, U.S. ("DE Salmon").

Gaelic Seafoods Limited and Harlosh Salmon Limited were acquired in December 1997 and February 2001, respectively. SSF has performed an impairment test based on the discounted cash flow projections and determined that the goodwill associated with these acquisitions in Scotland was fully impaired. An impairment adjustment of $6.3 million was recorded in November 2002. This goodwill was previously amortized over 20 years on a straight-line basis.

DE Salmon was acquired in September 1999. SSF determined, on the basis of discounted cash flows, that the goodwill associated with this acquisition was fully impaired, and a charge of $1.5 million was recorded in November 2002. This goodwill was previously amortized over 20 years on a straight-line basis.

SNTG

In early 1997, SNTG acquired the tank container operations of Challenge International S.A., a company based in France. During the year ended November 30, 2002, management of Stolt-Nielsen Transportation Group SAS, the French subsidiary operating these tank container assets, agreed to dispose of the primary asset of the company being its fleet of tank containers. On the basis of this early disposal of the assets by the French subsidiary, an impairment review of the goodwill was undertaken on this acquisition and an impairment charge of $3.1 million was recorded.

Impairment of Other Intangible Assets

During the year ended November 30, 2001, in light of the increased worldwide recognition of the Stolt Offshore name and the discontinuation of the use of the Comex name, SOSA reviewed the carrying value of its former trade name Comex for possible impairment. SOSA determined that the value of the trade name had been impaired and recorded a charge of $7.9 million in its results of operations for the write-off of the trade name, in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Prior to the write-off, this asset was being amortized over 30 years on a straight-line basis.

7. (Loss) Gain on Disposal of Assets, Net

(Loss) gain on disposal of assets, net is comprised of the following:

For the years ended November 30,

(in thousands)	2003	2002	2001
Sale of investments in available for sale securities	**$ (5,353)**	$ –	$ –
Sale of OLL	**4,444**	–	–
Insurance settlement on SNTG ship	**1,042**	–	–
Sale of SNTG ships	**(1,295)**	141	430
Sale of SNTG tank containers	**71**	374	323
Sale of SNTG terminals	**-**	655	12,204
Sale of SOSA assets	**(328)**	8,003	1,234
Sale of other assets	**2**	1,089	84
	$ (1,417)	$10,262	$ 14,275

During 2003 the Company recorded a loss on sale of investments in available for sale securities of $5.4 million associated with the sale of Vopak and Univar shares.

Additonally, in April 2003, the Company sold substantially all of the assets of OLL to Elemica. Under the terms of the agreement, Elemica acquired the full technology platform and the ongoing business operations of OLL. SNTG will continue to be a customer of the Elemica network. In connection with the sale of OLL assets in 2003, SNSA recorded a gain of $4.4 million, included in "(Loss) gain on disposal of assets, net" in the consolidated statement of operations, that resulted from the prior purchase of equity of OLL by Aspen Technology, Inc. ("Aspen Tech"), the owner of approximately 19 percent minority interest in OLL since February 2001.

Under certain conditions, the purchase price of the original transaction in February 2001, as referred to above, was refundable to Aspen Tech in 2006 by OLL. As such, no gain had been recognized in connection with the initial sale of OLL's shares. In addition, due to the Company's obligation to fund OLL and the potential refund by OLL to Aspen Tech of the purchase price, the Company had recognized 100% of OLL's losses each year, without a reduction for the minority interest in OLL. The deferred gain on the original transaction in 2001, which amounted to $9.5 million, is included in "Other non-current liabilities" in the accompanying consolidated balance sheet as of November 30, 2002. The above gain is comprised of the realization of the previously deferred gain on the original transaction of $9.5 million, as discussed above, plus the release of various other related balance sheet items totalling $1.8 million, less the asset impairment on Aspen Tech shares of $6.9 million. The Aspen Tech shares were received as partial consideration at the time of the original sale of OLL equity.

At the end of the fourth quarter of 2003, SSF sold 200 metric tons of tuna quota rights in Australia for $25.8 million. In conjunction with this transaction, such tuna quota rights were reacquired by SSF for an initial five year period at market rates to be set each year, with a renewal option for a further five year period again at annually agreed market rates. The tuna quota rights have an indefinite life. The deferred gain of $15.3 million on a pretax basis, $11.0 million on an after tax basis, on the transaction is being amortized over the initial period of five years, starting on December 1, 2003.

During 2002 the Company recorded a gain on sale of other assets on SNTG of approximately $1.1 million primarily associated with the sale of a Company apartment in Singapore.

In addition, SOSA recorded a gain of $8.0 million in 2002 relating to the sale of assets of Big Inch Marine Systems, Inc.

In 2001, the Company sold SNTG's tank storage terminals in Perth Amboy, NJ and Chicago, IL for a pretax gain of $12.2 million, $7.3 million after tax. The Company also recorded a gain of $1.2 million on the sale of assets of Hard Suits Inc., a specialized diving company of SOSA.

Refer to Note 17, "Operating Leases" for further discussion of the loss of $1.1 million recorded in 2003 on the sale and leaseback of three chemical parcel tankers, as included in the above table within sale of SNTG ships.

8. Restructuring Charges

The following tables summarize the activity for the restructuring charges of the Company in 2003 and 2002. No restructuring charges were incurred in 2001:

For the year ended November 30, 2003

(in thousands)	Opening Balance	Expensed in the year	Paid in the year	Other(a)	Closing Balance
Real estate costs	$ –	$ 2,682	$ –	$ 21	$ 2,703
Personnel and redundancy costs	–	15,243	(2,623)	119	12,739
Professional fees	–	360	(119)	–	241
Relocation costs	–	88	(88)	–	–
Total	$ –	$18,373	$(2,830)	$ 140	$15,683

(a) Includes the effect of exchange rate changes

For the year ended November 30, 2002

(in thousands)	Opening Balance	Expensed in the year	Paid in the year	Closing Balance
Personnel and redundancy costs	$ –	$ 6,899	$(6,899)	$ –
Professional fees	–	715	(715)	–
Relocation costs	–	1,987	(1,987)	–
Total	$ –	$ 9,601	$(9,601)	$ –

The restructuring charges of $16.2 million recorded by SOSA in 2003 result from the implementation of the new management team's plan for financial recovery, which included the restructuring of SOSA's cost and asset base. The first stages of the plan for financial recovery, involving changes in SOSA's personnel, operating structure and business processes, were substantially completed in the second half of fiscal year 2003. The senior management tier was restructured, with new appointments to 30 out of 40 posts; a plan was commenced to reduce the total workforce by 21% through disposal of certain businesses (1,100 positions), and headcount reduction (400 positions). Refer to Note 4, "Assets Held for Sale" for further discussion.

The real estate costs of $2.7 million were incurred in the AFMED region, where a provision of $1.8 million was recorded for the accrued rental of office space vacated by Paragon Litwin. The balance of $0.9 million of unamortized leasehold improvements for these offices was also written off.

The $13.2 million of personnel and redundancy costs relate to severance payments, vacation pay, and outplacement fees, and were principally incurred in the NEC, AFMED, Corporate and NAMEX segments due to the need to reduce staffing levels in the Aberdeen, Stavanger, Nanterre, and Houston offices to reflect lower levels of business expected in 2004. SOSA expects the majority of the provision outstanding at year-end 2003 will be paid before year-end 2004, although this is dependent on the outcome of consultative processes with works councils in France and Norway, which commenced in 2003.

The $0.3 million of professional fees relate to fees incurred in connection with asset disposals.

In early 2001, SNTG embarked upon a major strategic initiative to improve the utilization of assets, divest non-core assets and reduce costs. One aspect of this initiative was an overhead reduction effort, announced in January 2002. A total of $11.8 million has been incurred for severance, relocation and other costs through November 30, 2003, of which $2.2 million and $9.6 million were expensed and paid in 2003 and 2002, respectively. The SNTG restructuring program in 2002 included the termination of 108 employees and the relocation of 27 employees.

9. Income Taxes

The following tables present the United States and foreign components of the income tax provision (benefit) for the fiscal years ended 2003, 2002 and 2001 by business segment:

For the year ended November 30, 2003

(in thousands)	SNTG & Other	SOSA	SSF	Total
Current:				
U.S.	$(3,986)	$ 1,280	$ –	$(2,706)
Non-U.S.	4,275	5,358	8,414	18,047
Deferred:				
U.S.	–	(1,163)	4,627	3,464
Non-U.S.	–	(6,130)	2,597	(3,533)
Income tax provision (benefit)	$ 289	$ (655)	$15,638	$15,272

For the year ended November 30, 2002

(in thousands)	SNTG & Other	SOSA	SSF	Total
Current:				
U.S.	$ 6,081	$ 1,340	$ –	$ 7,421
Non-U.S.	3,060	12,724	5,041	20,825
Deferred:				
U.S.	–	10,781	1,107	11,888
Non-U.S.	–	(16,687)	(5,478)	(22,165)
Income tax provision	$ 9,141	$ 8,158	$ 670	$17,969

For the year ended November 30, 2001

(in thousands)	SNTG and Other	SOSA	SSF	Total
Current:				
U.S.	$ 4,582	$ –	$ 135	$ 4,717
Non-U.S.	978	25,052	6,699	32,729
Deferred:				
U.S.	–	–	(4,021)	(4,021)
Non-U.S.	–	(4,433)	(1,431)	(5,864)
Income tax provision	$ 5,560	$ 20,619	$ 1,382	$27,561

The following presents the reconciliation of the provision for income taxes to United States federal income taxes computed at the statutory rate:

(in thousands)	2003	2002	2001
(Loss) income before income tax provision and minority interest	$(449,254)	$(141,032)	$ 46,999
Tax at U.S. federal rate (35%)	$(157,239)	$ (49,361)	$ 16,450
Differences between U.S. and non-U.S. tax rates	8,128	3,444	2,279
U.S./Non-U.S. source shipping and other income not subject to income tax	40,077	(18,144)	(35,987)
Losses not benefited and increase in valuation allowance	76,034	50,711	39,031
Change to U.K. tonnage tax regime	–	(21,307)	(15,200)
Imputed interest deduction	–	–	(5,381)
Withholding and other taxes	5,103	12,873	10,434
Non-deductible amortization and impairment of goodwill and other intangibles	37,652	38,909	4,986
Adjustments to estimates relative to prior years	–	–	11,219
Other, net	5,517	844	(270)
Income tax provision	$ 15,272	$ 17,969	$ 27,561

Substantially all of SNTG's shipowning and ship operating subsidiaries are incorporated in countries which do not impose an income tax on shipping operations. Pursuant to the U.S. Internal Revenue Code of 1986, as amended, effective for the Company's fiscal years beginning on or after December 1, 1987, U.S. source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption to U.S. citizens and corporations, and whose shareholders meet certain residency requirements.

The Company believes that substantially all of SNTG's shipowning and ship operating subsidiaries meet the requirements to qualify for this exemption from U.S. taxation. The Internal Revenue Service has examined those requirements through fiscal 1992 and have not proposed any adjustments. For these reasons, no provision for U.S. income taxes has been made with respect to SNTG's U.S. source shipping income.

The Company and its subsidiaries' income tax returns are routinely examined by various tax authorities. In management's opinion, adequate provision for income taxes have been made for all open years.

The components of the Company's deferred tax assets and liabilities as of November 30, 2003 and 2002 are as follows:

As of November 30, 2003

(in thousands)	SNTG	SOSA	SSF	Total
Deferred Tax Assets:				
Net operating loss carryforwards	$ 10,198	$ 79,242	$ 26,699	$116,139
Differences between book and tax depreciation	–	–	14,912	14,912
Other timing differences—net	13,630	57,498	–	71,128
Gross deferred tax assets	23,828	136,740	41,611	202,179
Valuation allowances	(10,188)	(109,175)	(21,176)	(140,539)
Deferred tax assets—net	13,640	27,565	20,435	61,640
Deferred Tax Liabilities:				
Differences between book and tax depreciation	(28,471)	(25,669)	–	(54,140)
U.S. State deferred taxes	(2)	–	–	(2)
Other timing differences	–	–	(15,518)	(15,518)
Deferred tax liabilities	(28,473)	(25,669)	(15,518)	(69,660)
Net deferred tax (liability)/asset	$(14,833)	$ 1,896	$ 4,917	$ (8,020)
Current deferred tax asset	$ 880	$ 53	$ 7,754	$ 8,687
Non-current deferred tax asset	7,231	8,314	12,027	27,572
Current deferred tax liability	–	(4,471)	(14,864)	(19,335)
Non-current deferred tax liability	(22,944)	(2,000)	–	(24,944)
	$(14,833)	$ 1,896	$ 4,917	$ (8,020)

As of November 30, 2002

(in thousands)	SNTG	SOSA	SSF	Total
Deferred Tax Assets:				
Net operating loss carryforwards	$ 6,221	$ 62,979	$ 16,275	$ 85,475
Other timing differences	11,628	33,036	3,272	47,936
Gross deferred tax assets	17,849	96,015	19,547	133,411
Valuation allowances	(6,200)	(74,275)	(330)	(80,805)
Deferred tax assets—net	11,649	21,740	19,217	52,606
Deferred Tax Liabilities:				
Differences between book and tax depreciation	(19,093)	(25,828)	(6,936)	(51,857)
U.S. State deferred taxes	(3,580)	–	–	(3,580)
Deferred tax liabilities	(22,673)	(25,828)	(6,936)	(55,437)
Net deferred tax (liability)/asset	$(11,024)	$ (4,088)	$ 12,281	$ (2,831)
Current deferred tax asset	$ 531	$ –	$ 2,137	$ 2,668
Non-current deferred tax asset	1,993	3,101	23,632	28,726
Current deferred tax liability	–	–	(13,488)	(13,488)
Non-current deferred tax liability	(13,548)	(7,189)	–	(20,737)
	$(11,024)	$ (4,088)	$ 12,281	$ (2,831)

SOSA's U.K. shipping subsidiaries continued to be taxed under the U.K. tonnage tax regime, whereby taxable income is computed by reference to the tonnage of the vessels rather than by reference to profit. In prior years SOSA released part of its deferred tax liability for the ships within the tonnage tax regime on the basis that the former management had no intention of selling the ships. The new management does intend to sell a ship and has therefore reinstated its deferred tax liability for the ship within the tonnage tax regime. SOSA recorded a net benefit in 2003 of $1.0 million, as a result of being taxable under the tonnage tax regime.

Under U.K. tonnage tax legislation, a proportion of tax depreciation previously claimed by SOSA may be subject to tax in the event that a significant number of vessels are sold and are not replaced. This contingent liability decreases over the first seven years following entry into the tonnage tax regime, to $nil. SOSA's management has made no provision for the contingent liability for ships that management does not consider probable to be sold. The contingent liability in respect of these ships at November 30, 2003 was $33.7 million (2002: $46.2 million).

Withholding and remittance taxes are not recorded on the undistributed earnings of SNSA's subsidiaries since under the current tax laws of Luxembourg and the countries in which substantially all of SNSA's subsidiaries are incorporated, no taxes would be assessed upon the payment or receipt of dividends. Earnings retained by subsidiaries incorporated in those countries, which impose withholding or remittance taxes, are considered by management to be permanently reinvested in such subsidiaries. The undistributed earnings of these subsidiaries as of November 30, 2003 were not significant.

As of November 30, 2003, SNTG, SOSA and SSF had approximately $33.1 million, $238.7 million and $89.0 million, respectively, of net operating loss carryforwards ("NOLs") for tax purposes, which, if they remain unused will expire as follows:

(in thousands)	SNTG	SOSA	SSF	Total
2004	$ 2	$ –	$ 5,092	$ 5,094
2005	2	15,483	8,384	23,869
2006	2	–	1,617	1,619
2007	2	18,683	14,375	33,060
2008	2	2,883	100	2,985
Thereafter	19,105	125,226	54,147	198,478
Indefinite carryforward	13,989	76,405	5,279	95,673
Total	$ 33,104	$238,680	$88,994	$360,778

The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized. The valuation allowance increased to $140.5 million in fiscal 2003 from $80.8 million in fiscal 2002. The increase in the valuation allowance results from an increase in the net operating loss and other deferred tax assets that may not be realized.

As of November 30, 2003 and 2002, the current deferred tax asset of $8.7 million and $2.7 million, respectively, is included within "Other current assets." The current deferred tax liability of $19.3 million and $13.5 million as of November 30, 2003 and 2002, respectively, is included within "Other current liabilities."

10. Trade Receivables

Trade receivables at November 30, 2003 and 2002 of $520.3 million and $573.0 million, respectively, are net of allowances for doubtful accounts of $24.1 million and $13.5 million, respectively.

Included in trade receivables at November 30, 2003 was $168.0 million (2002: $261.9 million) of unbilled receivables. As of November 30, 2003, the amount included in unbilled trade receivables with respect to disputed variation orders and claims was $nil (2002: $46.2 million). Of the $46.2 million related to disputed variation orders and claims, as of November 30, 2002, $6.1 million was written off during 2003. Cash has been collected in settlement of the remaining disputed variations orders and claims at November 30, 2002.

As of November 30, 2003, an amount of $37.0 million was included in trade receivables in respect to invoiced work on the Duke Hubline project. As described in Note 20, "Legal Proceedings," a settlement was reached with Algonquin Gas Transmission whereby payment of the invoices was included as a part of a negotiated settlement.

11. Inventories

Inventories at November 30, 2003 and 2002 consisted of the following:

2003 (in thousands)	**SNTG**	**SOSA**	**SSF**	**Total**
Raw materials	**$131**	**$13,648**	**$ 4,739**	**$ 18,518**
Consumables	**185**	**7,677**	**2,786**	**10,648**
Work-in-progress	**7**	**775**	**–**	**782**
Seafood biomass	**–**	**–**	**171,603**	**171,603**
Finished goods	**–**	**–**	**49,576**	**49,576**
	$323	**$22,100**	**$228,704**	**$251,127**

2002 (in thousands)	SNTG	SOSA	SSF	Total
Raw materials	$114	$11,710	$ 6,471	$ 18,295
Consumables	129	5,107	1,392	6,628
Work-in-progress	54	708	–	762
Seafood biomass	–	–	138,362	138,362
Finished goods	–	–	67,451	67,451
	$297	$17,525	$213,676	$231,498

12. Restricted Cash Deposits

Restricted cash deposits comprise both funds held in a separate Company bank account, which will be used to settle accrued taxation liabilities, and deposits made by the Company as security for certain financial obligations. There are no other significant conditions on the restricted cash balances.

As a result of entering into various waiver agreements, the Company's ability to fund its committed credit line to SOSA may have been restricted. As a result, the Company and its creditors agreed that $25 million would be placed in an escrow account which could be released to SOSA if (i) SOSA issued a drawdown notice and (ii) certain conditions were met. On November 13, 2003, $25 million was placed in escrow. The amount is classified as Restricted Cash Deposits in the November 30, 2003 consolidated balance sheet. SOSA did not issue a drawdown request for its committed credit line within the agreed time period and, pursuant to the terms of the escrow arrangement, the $25 million escrow deposit plus interest was released to the Company on February 12, 2004.

13. Investments in and Advances to Non-Consolidated Joint Ventures

Investments in and advances to non-consolidated joint ventures include the following:

As of November 30,

(in thousands)	Geographic Location	Ownership %	2003	2002
Tankers				
Stolt-Nielsen Asia Pacific Inc.	Singapore	50	$ 4,133	$ 7,792
NYK Stolt Tankers S.A.	Japan	50	35,247	24,988
Chemical Transporter Ltd.	Sweden	25	–	1,365
Stolt Neva River Tanker Ltd.	Bermuda	60	185	179
Edgewater Park Associates Inc.	United States	50	2,039	2,013
SIA LAPA Ltd.	Latvia	49	978	1,223
Seabulk International Inc.	United States	33	1,751	1,599
Stolt Marine Tankers LLC	United States	25	3,315	5,584
Stolt Ship Management (Shanghai) Ltd.	China	49	108	–
			47,756	44,743
Tank Containers				
N.C. Stolt Transportation Services Co., Ltd.	Japan	50	546	487
N.C. Stolt Chuyko Transportation Services Co., Ltd.	Japan	35	232	601
Hyop Woon Stolt Transportation Services Co., Ltd.	South Korea	50	422	225
			1,200	1,313
Terminals				
Dovechem Stolthaven Ltd.	Singapore/China	37	24,035	33,564
Jeong-IL Stolthaven Ulsan Co. Ltd.	South Korea	50	17,234	16,937
Stolthaven Westport Sdn. Bhd.	Malaysia	40	3,252	2,539
			44,521	53,040
SOSA				
NKT Flexibles I/S	Denmark	49	10,987	5,827
Mar Profundo Girassol	West Africa	50	100	8,618
Sonamet	West Africa	55	7,406	(501)
Sonastolt	West Africa	55	9,623	6,331
Seaway Heavy Lifting Limited	Cyprus	30	4,312	2,600
Stolt/Subsea 7	Norway	50	2,133	1,551
Kingfisher D.A.	Norway	50	3,777	4,346
Dalia FPSO	West Africa	28	4,624	–
Other		–	–	2
			42,962	28,774
SSF				
Engelwood Packing Co. Ltd.	Canada	50	1,207	1,039
Landcatch Chile Ltda.	Chile	50	1,156	1,109
Midt-Finnmark Smolt A/S	Norway	37	–	800
			2,363	2,948
Other			33	35
Total			$ 138,835	$130,853

73 of 95

In circumstances where the Company owns more than 50% of the voting interest, but the Company's ability to control the operation of the investee is restricted by the significant participating interest held by another party, the investment is accounted for under the equity method of accounting.

The Company accrues for its equity share of losses in excess of the investment value when the Company is committed to provide ongoing financial support to the joint venture.

In anticipation of the sale of its interest in Dovechem Stolthaven Ltd., SNTG recognized an impairment charge of $10.4 million in 2003. The impairment charge is reflected under "Equity in net (loss) income of non-consolidated joint ventures" in the consolidated statement of operations. This reduced the value of the investment to its net realizable value. The sale was finalized and proceeds of $24.4 million were received in December 2003.

In December 2003, SNTG sold its interest in the U.S. cabotage fleet joint venture Stolt Marine Tankers LLC. An asset impairment charge of $7.5 million was recognized in 2003 and included in "Equity in net (loss) income of non-consolidated joint ventures" in the consolidated statement of operations, to reduce the investment balance to fair market value.

The Company's share of equity in the net loss of NKT Flexibles I/S includes $6.6 million in 2003 and $8.1 million in 2002, before minority interest in SOSA, in respect of fixed asset impairment charges recorded by the joint venture. This is in addition to the impairment charge of $1.8 million recorded in 2002 by SOSA on the NKT investment as discussed in Note 6, "Goodwill and Other Intangible Assets."

Summarized financial information for the Company's non-consolidated joint ventures, representing 100% of the respective amounts included in the non-consolidated joint ventures' financial statements, is as follows:

Income statement data:

For the years ended November 30,

(in millions)	2003	2002	2001
Net operating revenue	**$566**	$545	$506
Gross profit	**83**	107	71
Net income	**12**	21	39

Balance sheet data:

As of November 30,

(in millions)	2003	2002
Current assets	**$567**	$241
Non-current assets	**497**	562
Current liabilities	**592**	295
Non-current liabilities	**343**	376

The income statement data for the non-consolidated joint ventures presented above includes the following items related to transactions with the Company:

For the years ended November 30,

(in millions)	2003	2002	2001
Charter hire revenue	**$ 55.3**	$ 29.5	$ 39.5
Tank container cleaning station revenue	**4.5**	3.6	3.4
Rental income (from office building leased to the Company)	**2.3**	2.4	2.4
Charter hire expense	**63.3**	79.8	60.6
Management and other fees	**58.4**	40.5	63.0
Freight and Joint Service Commission	**1.2**	1.4	3.2
Interest expense	**0.1**	0.4	0.2

The balance sheet data for the non-consolidated joint ventures presented above includes the following items related to transactions with the Company:

As of November 30,

(in millions)	2003	2002
Amounts due from the Company	**$ 32.8**	$ 2.3
Amounts due to the Company	**69.4**	104.4

Included within "Amounts due to the Company" is $33.3 million and $74.9 million at November 30, 2003 and 2002, respectively, for trade receivables from joint ventures. These amounts are reflected in the consolidated balance sheets as "Receivables from related parties." The remaining amounts due to the Company are included in "Investments in and advances to non-consolidated joint ventures."

14. Employee and Officer Loans

Employee and officer loans primarily represent secured housing loans that have been provided to key employees in connection with their relocation.

Included in "Other current assets" are loans to employees and officers of the Company of $2.4 million and $2.5 million as of November 30, 2003 and 2002, respectively. In addition, included in "Other non-current assets" are loans to employees and officers of the Company of $6.7 million and $1.3 million as of November 30, 2003 and 2002, respectively.

15. Short-Term Bank Loans and Lines of Credit

Loans payable to banks, which amounted to $479.4 million, and $332.0 million at November 30, 2003 and 2002, respectively, consist principally of drawdowns under bid facilities, lines of credit and bank overdraft facilities. Amounts borrowed pursuant to these facilities bear interest at rates ranging from 1.05% to 11.4% for 2003, and from 1.0% to 12% for 2002. The weighted average interest rate was 2.4%, 2.5% and 4.7% for the years ended November 30, 2003, 2002 and 2001, respectively.

As of November 30, 2003, the Company had various credit lines, including committed lines, ranging through 2006 totaling $888.5 million, of which $24 million was available for future use. Commitment fees for unused lines of credit were $1.6 million, $1.9 million and $1.5 million for the years 2003, 2002 and 2001, respectively.

Of the $24 million of credit lines available at November 30, 2003, $19.8 million expire within one year, $1.6 million are committed beyond one year and $2.6 million are subject to renewal periodically.

Several of the credit facilities contain various financial covenants, which, if not complied with, could limit the ability of the Company to draw funds from time to time. Of the amounts drawn down under these facilities, $91.5 million expiring in 2004 is classified as current maturities of long-term debt, and $293.5 million expiring in 2005 and 2006 is classified as long-term debt in connection with revolving credit agreements. The Company has the ability and the intent to classify the $293.5 million drawn under this agreement as long-term debt.

On March 30, 2004, the Company entered into a five-year $130 million revolving credit facility arranged by a consortium led by Deutsche Bank AG. The facility was initially used toward repayment of an existing DnB NOR bank credit facility.

16. Long-Term Debt and Capital Lease Obligations

Long-term debt and capital lease obligations, as of November 30, 2003 and 2002, consisted of the following:

(in thousands)	2003	2002
Senior Notes		
On 11/30/03 interest rates ranged from 7.96% to 9.48%, maturities vary through 2013	**$ 410,200**	$ 466,600
Revolving credit agreements of SOSA		
On 11/30/03, the weighted average interest rate was 4.45%	**385,000**	335,000
Preferred ship fixed rate mortgages		
On 11/30/03 fixed interest rates ranged from 4.5% to 8.6%, maturities vary through 2013	**281,454**	223,882
Preferred ship variable rate mortgages		
On 11/30/03 interest rates ranged from 2.1% to 4.5%, maturities vary through 2013	**55,322**	211,795
Marine Terminal Revenue Bond		
On 11/30/03 interest rate was 1.08%, maturing in 2014	**9,600**	9,600
Bank, notes payable and capital leases		
On 11/30/03 interest rates ranged from 2.8% to 8.25%, maturities vary through 2026	**78,673**	73,200
	1,220,249	1,320,077
Less—current maturities	**(242,582)**	(165,067)
	$ 977,667	$1,155,010

On November 30, 2002, the Company's Senior Notes carried fixed interest rates ranging from 7.46% to 8.98%, revolving credit agreements of SOSA had a weighted average interest rate of 2.97%, preferred ship fixed rate mortgages had interest rates ranging from 4.5% to 8.52%, preferred ship variable rate mortgages had interest rates ranging from 2.29% to 4.5%, the Marine Terminal Revenue Bond had an interest rate of 1.15%, and the bank and other notes payable had interest rates ranging from 2.45% to 8.5%.

Long-term debt is denominated primarily in U.S. dollars, with $37.6 million and $30.9 million denominated in other currencies as of November 30, 2003 and 2002, respectively. The Company has hedged a significant portion of the foreign currency denominated debt exposure with interest rate swaps and foreign exchange contracts.

Annual principal repayments of long-term debt and capital lease obligations, for the five years subsequent to November 30, 2003 and thereafter, in accordance with their original repayment schedule are as follows:

(in thousands)	
2004	$ 242,582
2005	483,718
2006	156,279
2007	106,169
2008	77,207
Thereafter	154,294
	$1,220,249

Agreements executed in connection with certain debt obligations require that the Company maintains defined financial ratios and also impose certain restrictions relating, among other things, to payment of cash dividends (see Note 25, "Restrictions on Payment of Dividends" for further discussion), and purchases and redemptions of capital. The Company, through its subsidiaries, has debt agreements which include various financial covenants. Most of the Company's debt agreements provide for a cross default in the event of a default in another agreement, including those facilities maintained by SOSA. In the event of a default that extends beyond the applicable remedy or cure period, lenders may accelerate repayment of amounts due to them. Certain of the debt is secured by mortgages on vessels, tank containers, terminals, and seafood facilities with a net carrying value of $1,492.5 million as of November 30, 2003.

At year end 2003, we were in compliance with the financial covenants under various creditor agreements. Such compliance was a result of certain waiver agreements which were in effect until December 15, 2003. On December 29, 2003, new waiver agreements became effective extending the waiver period until May 21, 2004, except as discussed below.

On February 20, 2004, the waiver agreement with respect to the Company's Senior Notes was terminated. Representatives of the holders of our Senior Notes have informed us that the Senior Note holders believe that upon termination of the waiver agreement and the deconsolidation of SOSA from the Company, Stolt-Nielsen Transportation Group Ltd. (Liberia) is in breach of each of: (i) its leverage covenant; (ii) its limitations on dividends and stock purchases; (iii) its limitations on consolidations and mergers and sales of assets; and (iv) guaranties under the Senior Note agreements. The representatives did not provide specific details in support of such allegations. We have informed the representatives of the Senior Note holders that we disagree with these assertions. To date, the Senior Note holders have not taken any action against us or Stolt-Nielsen Transportation Group Ltd. (Liberia) in connection with the claimed breaches.

Representatives of the Senior Note holders have also informed us that the Senior Note holders believe that the increased interest rate on the Senior Notes that was in effect during the term of the waiver continues following termination of the waivers and that Stolt-Nielsen Transportation Group Ltd. (Liberia) has breached its obligation to pay this increased interest following the termination of the waiver.

As a result of the termination of the waiver with the note holders, waivers in respect of certain other financings also expired on February 20, 2004. At that time, the Company was in compliance with the financial covenants in the original agreements for those financings, therefore no default resulted from those waiver terminations. Refer to Note 29, "Note Holders Settlement" for further discussion of the Company's debt compliance status.

As of November 30, 2003, the Company's loan agreements provide for cumulative limitations on certain payments including dividend payments, share repurchases, and investments and advances to non-consolidated joint ventures and other entities if any. Based on such limitation, the Company is currently unable to pay any dividends, repurchase shares or make investments in or advances to joint ventures or other entities.

SOSA's credit facilities contain various financial covenants, including but not limited to, minimum consolidated tangible net worth, maximum consolidated debt to net worth and maximum consolidated debt to EBITDA. SOSA announced in December 2002 that it was potentially in breach of certain financial covenants contained in its existing credit facility agreements as at November 20, 2002. In light of these developments SOSA obtained amendments to these facilities to avoid financial covenant defaults. The amendments included revised financial covenants and a requirement that SNSA continue to provide financial support through the provision of an SNSA liquidity line until November 2004.

As a result of certain operational problems on major projects, SOSA found it increasingly difficult to remain in compliance with the revised financial covenants under the existing credit facility agreements. Consequently, it engaged in further discussions with its banks for amendments to or waivers of financial covenants. On July 1, 2003, SOSA announced that it had obtained a waiver of potential defaults and amendments to the financial covenants contained in these facilities through November 30, 2003.

On September 17, 2003, SOSA announced that it expected higher than previously projected losses for 2003, as a result of the continued earnings deterioration on the Burullus, Bonga and OGGS projects. As a result of these developments, SOSA was in potential breach of the revised financial covenants under the waiver agreements obtained on July 1, 2003. SOSA sought and obtained from its lenders under the existing credit facility agreements new waivers of these revised financial covenants. These new waivers expired on October 15, 2003 and replaced the original waivers, which were set to expire on November 30, 2003.

During late 2003, SOSA continued to engage in restructuring discussions with its lenders under the existing credit facility agreements. As part of these ongoing discussions, SOSA received four subsequent covenant waiver extensions, providing covenant relief for the period October 15, 2003 through April 30, 2004 subject to certain conditions.

On February 12, 2004, SOSA entered into an intercreditor override, and security trust deed ("Intercreditor Deed"), which, amongst others incorporates changes to and supersedes the covenants and security arrangements in the existing credit facility agreements.

SOSA's latest forecasts for 2004 indicate that there will be a narrow margin of compliance with the consolidated debt to EBITDA ratio covenant at the end of the fourth quarter of 2004. SOSA's ability to remain within its covenants is dependent on: (i) its operating performance; (ii) SOSA's ability to recover variation orders and claims from customers where additional contract costs are incurred; and (iii) the success of SOSA's plans to divest certain assets and businesses.

SOSA has consequently made contingency plans in the event that the operational results for the year fall below the latest updated estimates as follows: (i) SOSA has the option of using unsecured debt financing as an alternative means of repaying bank facilities; (ii) SOSA can defer discretionary capital expenditure; (iii) SOSA has the option of raising further equity; and (iv) SOSA can seek to obtain a waiver of certain covenant breaches if they were to arise.

SNSA has extended to SOSA a committed line of credit in the amount of $50 million pursuant to a facility agreement, dated as of June 30, 2003 and restated as of August 21, 2003 for working capital and other corporate purposes. This line remains available to SOSA until November 28, 2004. Pending the formal agreement of this facility SOSA made a drawdown of $50 million in February 2003 which was repaid in March 2003, and a drawdown of $15.0 million in June 2003, which was repaid in the third quarter of 2003. However, SNSA has informed SOSA that the ability to fund a drawdown under this liquidity line is limited by the terms of SNSA's existing credit facilities and may be prohibited in certain circumstances. SOSA has advised SNSA that it does not expect to utilize this liquidity line.

17. Operating Leases

As of November 30, 2003, the Company was obligated to make payments under long-term operating lease agreements for tankers, land, terminal facilities, tank containers, barges, construction support, diving support, survey and inspection ships, equipment and offices. Certain of the leases contain clauses requiring payments in excess of the base amounts to cover operating expenses related to the leased assets.

In the third quarter of 2003, SNTG sold three chemical parcel tankers, with a net book value of $51.1 million, for $50.0 million in cash proceeds. Such tankers were also leased back, and the resulting loss of $1.1 million on the sale/leaseback transaction was recorded in the operating results for 2003 and is included in "(Loss) gain on disposal of assets, net." As of November 30, 2003, the Company was obligated to make minimum lease payments under the charter hire agreements for the three tankers of approximately $51.1 million, expiring in 2008.

In the second quarter of 2002, SNTG sold tank containers for $29.8 million, which approximated their carrying value, and such tank containers were subsequently leased back. SNTG also sold 12 chemical parcel tankers, with a net book value of $56.4 million, for $97.7 million in cash less $2.1 million of transaction costs. Such tankers were also leased back, and the resulting deferred gain of $39.2 million on the sale/leaseback transaction is being amortized over the maximum lease term of 4.5 years. The amortization of the deferred gain is included in "Operating Expenses," in the accompanying consolidated statements of operations. These two lease arrangements are being treated as operating leases for accounting purposes. Refer to Note 18, "Variable Interest Entities" for further discussion.

In 2002 and 2003, SNTG entered into agreements with various Japanese shipowners for the time charter of eight parcel tankers with anticipated deliveries in 2004 through 2006. These new-buildings are expected to replace tankers in the SNTG fleet that the Company plans to scrap over the next several years. In connection with these agreements, which are for an initial minimum period of approximately five years and include extension and purchase options, the Company has time charter commitments, that have been included in the below table, for these operating leases of approximately $215.4 million for the period of 2004 through 2011.

Minimum annual lease commitments, including the SSF tuna quota rights commitment as discussed in Note 7, "(Loss) Gain on Disposal of Assets, net," and sub-lease income under agreements which expire at various dates through 2011, are as follows:

(in thousands)	
2004	$119,418
2005	119,769
2006	123,074
2007	85,239
2008	74,764
Thereafter	82,592
	604,856
Less—sub-lease income	(28,327)
	$576,529

Rental and charter hire expenses under operating lease agreements for the years ended November 30, 2003, 2002, and 2001 were $118.2 million, $129.1 million, and $139.5 million, respectively, net of sub-lease income of $4.0 million, $2.4 million, and $1.7 million, respectively.

18. Variable Interest Entities

In addition to the Company's on-balance sheet borrowings and available credit facilities, and as part of the overall financing and liquidity strategy, the Company has sold 12 parcel tankers to a variable interest entity created on March 8, 2002, that has 3% of contributed outside equity, which was established for the sole purpose of owning the ships. The ships are mortgaged by the variable interest entity as collateral for the related financing arrangement. The holders of the financing arrangement retain the risk and reward, in accordance with their respective ownership percentage.

The ships were leased by the variable interest entity, 12 Ships, Inc. ("12 Ships") to Stolt Tankers Leasing BV, a subsidiary of the Company, for a maximum term of four and a half years. As of November 30, 2003, the remaining payments under the lease agreement were $64.3 million, and are reflected as operating lease commitments in Note 17, "Operating Leases." Under the requirements of FIN 46, the Company has determined that this entity would be classified as a variable interest entity and, as such, the Company will be required to consolidate the entity in the Company's financial statements in 2004.

Under the previous accounting treatment for this entity, the Company would have recorded lease rental expense of approximately $13 million in 2004. As a result of consolidating 12 Ships in the Company's financial statements in the first quarter of 2004, the Company expects to record depreciation expense, interest expense and minority interest of approximately $9 million in 2004, which is approximately $4 million lower expense than the Company would have recorded in 2004 under the previous accounting treatment.

12 Ships had property, plant and equipment of $40 million, deferred gain of $24.5 million, rent accrual and other expenses of $6.5 million, debt obligations of $70 million and equity from unaffiliated third parties of $1 million.

19. Commitments and Contingencies

As of November 30, 2003, the Company had total capital expenditure purchase commitments outstanding of approximately $3.7 million for 2004 and future years.

Additionally, the Company has directly and indirectly guaranteed approximately $6.7 million of obligations of related and third parties, excluding SOSA.

SOSA arranges for bank guarantees ("Bank Guarantees"), which collectively refers to performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of a performance obligation of SOSA to be provided to its customers in connection with SOSA's work on specific projects. The purpose of the Bank Guarantees generally is to enable SOSA's customers to recover cash paid to SOSA in advance of performing its obligations under the contract or to obtain cash compensation should SOSA be unable to fulfill its performance obligations under the contracts. The total amount outstanding in respect of Bank Guarantees, as discussed below, as of November 30, 2003 was $324.9 million, of which $150.2 million expires within one year and $174.7 million expires within two to five years.

SNSA has guaranteed $104.3 million of the above SOSA Bank Guarantees as of November 30, 2003, as discussed below.

The maximum potential amount of future SOSA guarantee payments represents the notional amounts that could be lost under the guarantees if there is non-performance under a contract by the guaranteed parties, without consideration of possible recoveries under recourse provisions from collateral held or pledged. Such guarantee amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses.

The fair value of SOSA guarantees provided in respect of joint ventures at November 30, 2003 was $0.7 million.

The Company has extended to SOSA a committed line of credit in the amount of $50 million pursuant to a facility agreement, dated as of June 30, 2003 and restated as of August 21, 2003 for working capital and other corporate purposes. This line remains available to SOSA until November 28, 2004, and is discussed further in Note 16, "Long-Term Debt and Capital Lease Obligations."

The Company has guaranteed the obligations of SOSA and/or its subsidiaries to the banks providing Bank Guarantees pursuant to the following agreements: (i) a $44 million guarantee facility (of which $23.5 million is the maximum amount available to SOSA and for which SNSA could become contingently obligated pursuant to its guarantee); (ii) a $28 million reimbursement agreement in respect of a letter of credit; (iii) a $45 million guarantee facility portion of the $55/45 million credit/guarantee facility; and (iv) a $29 million uncommitted guarantee facility, of which the Company has guaranteed up to approximately NOK 53 million (approximately $7.8 million as at November 30, 2003). The Bank Guarantees and/or letter of credit were obtained in connection with various SOSA projects, including the Duke Hubline project; the Langeled project; the Dalia project; the Vigdis project; and various other projects. If the banks are required to make payments under the Bank Guarantees or letter of credit and SOSA does not reimburse the banks for such payments as it is obligated to do, the Company would be obligated to make such payments to the banks in connection with the Bank Guarantees or letter of credit as direct obligors. The banks that provided SOSA with the Bank Guarantees or letter of credit required this support from the Company as a condition to providing the Bank Guarantee or letter of credit. The Company guarantees of SOSA's obligations in connection with these Bank Guarantees and letter of credit, as the case may be, will continue until the underlying Bank Guarantees and letter of credit, as the case may be, are terminated.

In connection with a new bonding facility, the Company has agreed to guarantee up to $96 million of SOSA's obligations under the New Bonding Facility. The maximum amount of this guarantee is reduced at any time by the amount of SNSA guarantees outstanding from time to time in connection with the Bank Guarantees and letter of credit, as the case may be, described in clauses (i) through (iv) of the immediately preceding paragraph. The provision of this guarantee was a condition to the New Bonding Facility. The Company's guarantee of SOSA's obligations under the New Bonding Facility will continue until SOSA's obligations under the New Bonding Facility are terminated or satisfied or until SOSA has maintained a minimum tangible net worth of at least $300 million as reflected in its consolidated financial statements for two consecutive fiscal quarters.

The Company's operations involve the use, storage and disposal of chemicals and other hazardous materials and wastes. The Company is subject to applicable federal, state, local and foreign health, safety and environmental laws relating to the protection of the environment, including those governing discharges of pollutants to air and water, the generation, management and disposal of hazardous materials and wastes and the cleanup of contaminated sites. In addition, some environmental laws, such as the U.S. Superfund law, similar state statutes and common laws, can impose liability for the entire cleanup of contaminated sites or for third-party claims for property damage and personal injury, regardless of whether the current owner or operator owned or operated the site at the time of the release of contaminants or the legality of the original disposal activities.

In November 2001, the Company sold SNTG's tank storage terminals in Perth Amboy, NJ and Chicago, IL. Under the terms of the sale agreement the Company has retained responsibility for certain environmental contingencies, should they arise during the covered period which ended two years after the closing date, in connection with these two sites. As of November 30, 2003, the Company has not been notified of any such contingencies having been incurred and neither does it anticipate any such contingencies being incurred in the future. The Chicago, IL terminal property has been leased under a long term agreement with the Illinois International Port District. In addition, as part of the Chicago, IL sale, the Company assigned its rights to the terminal property to a third party. The Company is contingently liable if the third party does not return the facility in acceptable condition at the end of the sublease period, on June 30, 2026.

20. Legal Proceedings

SNTG

Investigations by U.S. Department of Justice and European Commission

In 2002 SNSA became aware of information that caused it to undertake an internal investigation regarding potential improper collusive behavior in parcel tanker and intra-Europe inland barge operations. As a consequence of the internal investigation, SNSA voluntarily reported certain conduct to the Antitrust Division (the "Antitrust Division") of the U.S. Department of Justice (the "DOJ") and the Competition Directorate of the European Commission (the "EC").

As a result of its voluntary report to the DOJ, SNTG entered into an Amnesty Agreement with the Antitrust Division, which provided immunity to SNTG subject to the terms and conditions of the Amnesty Agreement. On February 25, 2003, the Company announced that SNTG had been conditionally accepted into the DOJ's Corporate Leniency Program with respect to possible collusion in the parcel tanker industry. Pursuant to such program and provided the program's stated terms and conditions were met, including continued cooperation, SNTG and its directors and employees were promised amnesty from criminal antitrust prosecution and fines in the United States for anticompetitive conduct in the parcel tanker business.

At the same time, the Company also announced that the EC had admitted SNTG into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. Acceptance into the EC program affords the SNSA Group immunity from EC fines with respect to anticompetitive behavior, subject to the SNSA Group fulfilling the conditions of the program, including continued cooperation. There can be no assurance that in the future national authorities in Europe or elsewhere will not assert jurisdiction over the alleged conduct and/or seek to take action against the Company.

Subsequently, the Antitrust Division's staff informed SNTG that it was suspending SNTG's obligation to cooperate because the Antitrust Division was considering whether or not to remove SNTG from the DOJ's Corporate Leniency Program. Thereafter, in March 2004, the Antitrust Division voided the Amnesty Agreement and revoked SNTG's conditional acceptance into the DOJ Corporate Leniency Program. SNSA intends to vigorously challenge the Antitrust Division's decision. If the Company's challenge to the Antitrust Division's decision is not successful, it is possible that SNTG or its directors or employees could be subject to criminal prosecution and, if found guilty, substantial fines and penalties. Even if SNTG's challenge is successful, its continuing immunity and amnesty under the Antitrust Division's Corporate Leniency Program would depend on the DOJ's satisfaction that going forward SNTG and its directors and employees were meeting their obligations to cooperate and otherwise comply with the conditions of the Corporate Leniency Program. It is possible that the Antitrust Division could, once again, determine that SNTG or such directors or employees did not or have not fully complied with those terms and conditions. If this were to happen, SNTG or such directors or employees could, once again, be partly or fully removed from the Corporate Leniency Program, subject to criminal prosecution and, if found guilty, substantial fines and penalties.

SNTG currently remains in the EC's Immunity Program. The continuing immunity and amnesty of SNTG and the directors and employees under the EC's Immunity Program depends on the EC's satisfaction that going forward SNTG and its directors and employees are meeting their obligations to cooperate and otherwise comply with the conditions of the Immunity Program. It is possible that the EC could determine that SNTG or such directors or employees did not or have not fully complied with those terms and conditions. If this were to happen, SNTG or such directors or employees could be partly or fully removed from the Immunity Program, subject to criminal prosecution and, if found guilty, substantial fines and penalties.

The DOJ has taken the position that the Executive Vice President and Managing Director of SNTG Tanker Trading, Richard Wingfield, who has been suspended from his employment with SNTG, has not complied with the cooperation requirements of the conditional immunity. In June 2003, the Department of Justice arrested Mr. Wingfield and filed a criminal complaint against him. To date, Mr. Wingfield has not been indicted.

The Company is challenging the DOJ's withdrawal of conditional immunity and remains in the EC's Immunity Program. Because of this and the inherent difficulty of predicting the outcome of an investigation and the challenge to the DOJ's determination, the Company has made no provision for any fines related to the DOJ or EC investigations in the accompanying consolidated financial statements.

Investigations by Korea Fair Trade Commission and Canada Competition Bureau

The Korea Fair Trade Commission ("KFTC") and the Canada Competition Bureau ("CCB") have each notified SNTG that they are conducting investigations of the parcel tanker shipping industry and SNTG. SNTG has informed the KFTC and the CCB that it is committed to cooperating fully with the investigations.

Because of the early stages of these investigations and the inherent unpredictability of the outcome of such proceedings, the Company is unable to determine whether or not an unfavorable outcome is probable and has made no provision for any fines or other penalties related to the KFTC or CCB investigations in the accompanying consolidated financial statements.

Employment Litigation

In an action filed in the Superior Court in Connecticut, SNTG and its former chairman have been sued by a former in-house legal counsel, Paul E. O'Brien, who resigned in early 2002.

In the Paul E. O'Brien action, the plaintiff seeks damages for constructive discharge and alleges that SNTG was engaging in ongoing "illegal antitrust activities that violated U.S. and international law against price fixing and other illegal collusive conduct." The O'Brien action also seeks an order allowing the plaintiff to disclose client confidences regarding these allegations and protecting the plaintiff from civil or disciplinary proceedings after such revelation. The complaint, as amended, does not specify the range of damages sought other than to state they are in excess of the $15,000 jurisdictional minimum. SNTG has moved for summary judgment on the entire complaint. The motion is fully briefed and under consideration by the Court.

The Company intends to vigorously defend itself against this lawsuit and, in accordance with SFAS No. 5, "Accounting for Contingencies", the Company has not made any provision for any liability related to the action in the accompanying consolidated financial statements.

Antitrust Civil Class Action Litigations

To date we are aware of twelve putative private class actions filed against SNSA and SNTG for alleged violations of antitrust laws. The actions set forth almost identical claims of collusion and bid rigging that track information in media reports regarding the DOJ and EC investigations. The suits seek treble damages in unspecified amounts and allege violations of the Sherman Antitrust Act and various state antitrust and unfair trade practices acts. The actions typically name as defendants SNSA and SNTG, along with several of SNTG's competitors, Odfjell, Jo Tankers and Tokyo Marine.

In nine of these actions, the customers claim they paid higher prices under the contracts they had with the defendants as a result of the defendants' alleged collusive conduct. The remaining three actions are on behalf of indirect purchasers who claim that such alleged collusion resulted in higher prices being passed on to them. One of the actions has been dismissed and another action was settled with no material adverse financial impact.

In July 2003, the Company moved for the Judicial Panel on Multidistrict Litigation ("JPML") to consolidate all of the then-pending litigation into a single multidistrict litigation ("MDL") court for pretrial proceedings. None of the plaintiffs opposed this motion and the Panel consolidated the earliest filed cases into a single MDL proceeding before Judge Covello in the U.S. District Court for the District of Connecticut. Motions to consolidate the remainder of the cases, except for three of the actions, as "tag-a-long" actions in that same Connecticut MDL court have been filed without opposition. Other than a case management conference, no proceedings have begun in the MDL action as yet due to the stay described below.

SNTG's contracts with its customers contain arbitration clauses. Accordingly, prior to the JPML consolidation, in two of the earliest filed class actions SNSA filed motions to compel arbitration. In one action SNTG's motion to compel arbitration was denied by the U.S. District Court for the District of Connecticut. All proceedings in the district court were stayed pending the appeal to the United States Court of Appeals for the Second Circuit. In the meanwhile, this action has been consolidated before the MDL court, which has continued the stay and applied it to all the actions before the MDL Court. The Second Circuit heard oral argument on February 3, 2004 and the parties await the Court's ruling on the arbitration issues. In another action in the U.S. District Court for the Southern District of Texas, the motion to compel arbitration was granted. Subsequently, in December 2003, the plaintiff served on the named defendants a demand for arbitration in New York. The MDL court has stayed the arbitration along with the other actions pending a ruling by the Second Circuit regarding the arbitration issues.

The proceedings described above are at an early stage. Consequently, and because of the inherent uncertainty involved in evaluating potential litigation outcomes, the Company is not able to determine whether or not a negative outcome in any of these actions is probable or a reasonable range for any such outcome, and has made no provision for any of these claims in the accompanying consolidated financial statements.

Private Civil Actions by Direct Opt-Out Plaintiffs

On November 7, 2003, The Dow Chemical Company ("Dow"), filed antitrust claims against the SNSA Group in the Federal District Court for the District of Connecticut. The claims track the allegations in the putative class actions described above. The claims are presented in two complaints, which reflect that, for part of the period at issue, Dow had not then merged with Union Carbide Corporation.

The Dow and Union Carbide actions have been consolidated into the JPML proceedings. All pretrial proceedings in these actions would be handled by the same court that addresses the pretrial proceedings in the consolidated putative class actions. SNTG's contracts with Dow and Union Carbide contained arbitration clauses. Like the other actions before the MDL court, these actions are stayed pending a ruling by the Second Circuit on the arbitration issues.

These actions name the same defendants as the putative class actions, make similar allegations, and seek the same type of damages under the Sherman Act as sought by the putative class actions. In effect, Dow has asserted claims in its own name that were already included within the purported scope of the putative class actions.

The proceedings described above are at an early stage. The claims made appear to track media reports regarding the DOJ and EC investigations and are not based on any factual discovery. Consequently, and because of the inherent uncertainty involved in evaluating potential litigation outcomes, the Company is not able to determine whether or not a negative outcome in any of these actions is probable or a reasonable range for any such outcome, and has made no provision for any of these claims in the accompanying consolidated financial statements.

Securities Litigation
In March 2003 an individual claiming to have purchased SNSA American depositary receipts, Joel Menkes, filed a putative civil securities class action in the U.S. District Court for the District of Connecticut against the SNSA Group and certain officers. Pursuant to the Private Securities Litigation Reform Act ("PSLRA") the Court allowed for the consolidation of any other class actions with this one. No other class actions were brought during the time allowed, but on June 27, 2003, at plaintiffs' request, the Court appointed Irene and Gustav Rucker as lead plaintiffs in the action.

On September 8, 2003, the Plaintiffs filed their Consolidated Amended Class Action Complaint against the same defendants. The consolidated complaint is brought on behalf of "all purchasers of SNSA's American Depository Receipts ("ADR's") from May 31, 2000 through February 20, 2003 . . . and all United States ("U.S.") located purchasers of SNSA's securities traded on the Oslo Børs to recover damages caused by defendants' violations of the Securities Exchange Act of 1934."

The complaint asserts that the Company's failure to disclose alleged corrupt or illegal behavior, coupled with allegedly "false and misleading" statements, caused plaintiff to pay inflated prices for the Company's securities by making it appear that the Company was "immune to an economic downturn that was afflicting the rest of the shipping industry" and "misleading them to believe that the Companies' earnings came from legitimate transactions."

On October 27, 2003, the SNSA Group filed a motion to dismiss the consolidated complaint in its entirety. Briefing of the motion was completed in January 2004 and the parties await a ruling from the Court.

The Company intends to vigorously defend itself against this lawsuit and, in accordance with SFAS No. 5, the Company has not made any provision for any liability related to the action in the accompanying consolidated financial statements.

Customer Relations Issues
The Company has actively engaged in discussion with a number of customers regarding the subject matter of the DOJ and EU antitrust investigations. A number of companies have indicated their support and some have expressed concerns. The Company has participated in business discussions and formal mediation with some customers seeking to address any concerns and avoid additional litigation. The Company has reached commercial agreements with several customers pursuant to which the customers have relinquished any claims arising out of the matters that are the subject of the antitrust investigations. Although the impact of these agreements is difficult to assess until they are fully performed over time, the Company expects that they will not have a material negative impact on SNTG's earnings or cash flows.

Investigations by the U.S. Department of the Treasury's Office of Foreign Assets Control
The U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") currently is investigating certain payments by SNTG of incidental port expenses to entities in Iran as possible violations of the International Emergency Economic Powers Act ("IEEPA") and the Iranian Transactions Regulations. OFAC concluded an investigation of similar payments by SNTG to entities in the Sudan as possible violations of IEEPA and the Sudanese Sanctions Regulations. SNTG is cooperating fully with OFAC, and has implemented policies and procedures to comply with U.S. sanctions regulations.

With respect to OFAC's Sudan investigation, on March 20, 2003 SNTG settled the matter with OFAC for a payment of $95,000 by SNTG and without any determination by OFAC that SNTG's payments of incidental port expenses to entities in the Sudan violated U.S. sanctions regulations.

With respect to OFAC's Iran investigation, on April 3, 2002 OFAC issued a Cease and Desist Order to SNTG covering payments by SNTG of incidental port expenses involving unlicensed shipments to, from or involving Iran. OFAC's Iran investigation is currently pending and OFAC has not made any formal determination of whether a violation has occurred as a result of SNTG's payments of incidental port expenses to entities in Iran. OFAC has referred this matter to the U.S. Attorney's Office in Connecticut for investigation.

Because of the early stages of the Iran investigations and the inherent unpredictability of the outcome of such proceedings, the Company is unable to determine whether or not an unfavorable outcome is probable and has made no provision for any fines or other penalties related to OFAC's Iran investigation in the accompanying consolidated financial statements.

Investigation by U.S. Attorney's Office in Connecticut
The U.S. Attorney's Office in Connecticut has opened an investigation regarding whether the Company's "trade with embargoed countries violated U.S. laws." The Company is cooperating fully with the U.S. Attorney's Office.

Because of the early stage of this investigation and the inherent unpredictability of the outcome of such proceedings, the Company is unable to determine whether or not an unfavorable outcome is probable and has made no provision for any fines or other penalties related to the U.S. Attorney's investigation in the accompanying consolidated financial statements.

SOSA
Technip
In 1996, Coflexip SA and Coflexip Stena Offshore Limited (now known as Technip S.A. and Technip Offshore Limited) ("Technip"), commenced legal proceedings in the U.K. High Court against three subsidiaries of SOSA for infringement of a certain patent held by Technip on flexible flowline laying technology. The claim related to SOSA's use of the flexible lay system on the Seaway Falcon. The claim was heard by the U.K. High Court in 1998 and on January 27, 1999 the disputed patent was held valid in favor of Technip. Following this judgment, Technip claimed damages relating to lost profit for five projects, plus legal costs and interest. However, the damages claim was stayed pending the appeal by both parties against the January 1999 decision. The Court of Appeal dismissed the defendant's appeal and maintained the validity of the patent. SOSA applied for leave to appeal the Court of Appeal decision to the House of Lords, which was denied. As a result, the equipment part as well as the process part of the patent were held valid.

During 2001, Technip submitted an amended claim for damages claiming the lost profits on a total of 15 projects. In addition there was a claim for alleged price depreciation on certain other projects. The total claim was for GBP 63 million (approximately $118 million), plus interest, legal fees and a royalty for each time that the flexible lay system tower on the *Seaway Falcon* was brought into U.K. waters. The Company estimated that the total claim would be approximately GBP 88 million (approximately $165 million). In the alternative, Technip claimed a reasonable royalty for each act of infringement, interest and legal costs. Technip did not quantify the claim.

During 2003, the U.K. High Court held that the same patent, the subject of the proceedings against SOSA, was invalid in a separate and unrelated litigation between a company of the Halliburton Group and Technip. That decision has been appealed by Technip.

In light of the decision in the Halliburton case, SOSA applied to the U.K. High Court to stay the damages inquiry in the Stolt Offshore case, pending the resolution of the Halliburton case. The U.K. High Court denied the request. SOSA appealed this decision to the U.K. Court of Appeal and the U.K. Court of Appeal, subsequent to a hearing in January 2004, decided that SOSA could not benefit from the patent being revoked in the Halliburton case. However, the U.K. Court of Appeal did not decide on whether or not to stay the damages inquiry, nor on whether or not to recommend that leave to appeal to the House of Lords be given. These two issues were expected to be considered by the U.K. Court of Appeal after the decision in the Halliburton case was known. The damages inquiry in the infringement case with Technip was scheduled to be heard beginning in late April 2004.

As of November 30, 2002, SOSA, in consultation with its advisers, had assessed that the range of possible outcomes for the resolution of damages was $1.5 million to $130.0 million and determined that no amount within the range was a better estimate than any other amount. Consequently, in accordance with SFAS No. 5, "Accounting for Contingencies", as interpreted by FASB Interpretation No.14 "Reasonable Estimation of the Amounts of a Loss", SOSA provided $1.5 million in the financial statements, being the lower amount of the range.

As of November 30, 2003, SOSA, in consultation with its advisers, provided for an increased contingency reserve of $9.3 million related to this litigation, reflecting SOSA's best estimate of the then expected settlement.

On March 18, 2004, SOSA announced that it and Technip had reached a settlement of this matter. The settlement involves (i) a cash payment by SOSA of an amount within its contingency reserve described above, (ii) Technip's grant of a license to SOSA for the use of the allegedly infringing technology covering the North Sea area for future periods for an immaterial annual fee, (iii) the termination of arbitration proceedings in the United States with respect to an unrelated matter, with neither party making payment to the other, and (iv) a transfer to Technip of a portion of SOSA's minority equity interest in a project joint venture involving Technip and SOSA. SOSA's carrying value for its investment in this project joint venture was nil as of November 30, 2003. SOSA estimates that the reduction in future profits from this transferred interest is approximately $6.0 million. Technip has not granted to SOSA a license to use the allegedly infringing technology or process in any other jurisdiction.

Duke Hubline

In October 2003, SOSA commenced arbitration proceedings against Algonquin Gas Transmission, claiming approximately $57.8 million in unpaid invoices for work performed while laying an offshore gas pipeline off the coast of Massachusetts for the Duke Hubline project (a conventional project in the U.S., executed in 2002 and 2003). Algonquin Gas Transmission, the owner of the pipeline, challenged its obligation to pay any of the invoice amounts and asserted counterclaims totaling an additional $39 million for alleged mismanagement and inadequate performance by SOSA. Due to Algonquin Gas Transmission's non-payment of invoiced amounts, SOSA was unable to pay certain of its subcontractors employed to work on the pipeline, two of which, Bisso Marine Company and Torch Offshore Inc., filed lawsuits against SOSA in Louisiana state courts for non-payment of amounts invoiced. These same subcontractors claimed liens over the pipeline, which liens are the subject of proceedings commenced by them against SOSA and Algonquin Gas Transmission in Massachusetts state court.

SOSA's dispute with Algonquin Gas Transmission was referred to mediation in late January 2004, at which the parties reached a "settlement in principle" whereby (i) Algonquin Gas Transmission agreed to pay SOSA $37 million in full and final settlement of SOSA's claims and (ii) SOSA agreed to withdraw the arbitration proceedings and use its best efforts to secure the release of the above-mentioned subcontractor liens in full and final settlement of Algonquin Gas Transmission's counterclaims. A definitive settlement agreement was executed on February 26, 2004 reflecting the terms of the "settlement in principle" and Algonquin Gas Transmission paid the settlement amount to SOSA. The value of the settlement is consistent with the receivable of $37 million recorded by SOSA as of November 30, 2003. SOSA has also reached agreements in principle with Bisso Marine Company and Torch Offshore Inc. to settle the related subcontractor litigation.

West African Contract

In connection with a major West African contract, SOSA received a letter dated December 12, 2003 from the customer notifying SOSA of a potential claim for an unspecified amount of liquidated damages. The claim relates to delays in completion of certain milestones. SOSA believes that the customer does not have a valid case for liquidated damages, and on that basis has not recorded a provision.

Other

In addition, in the course of its business, SOSA becomes involved in contract disputes from time to time due to the nature of its activities as a contracting business involved in several long-term projects at any given time. SOSA makes provisions to cover the expected risk of loss to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability SOSA may anticipate.

Furthermore, SOSA is involved in legal proceedings from time to time incidental to the ordinary conduct of its business. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of any litigation could require SOSA to make additional expenditures in excess of reserves that it may establish. In the ordinary course of business, various claims, suits and complaints have been filed against SOSA in addition to the one specifically referred to above. Although the final resolution of any such other matters could have a material effect on the Company's operating results for a particular reporting period, the Company believes that these matters will not materially affect its consolidated financial position.

SSF

Several companies in the Stolt Sea Farm group and almost 45 companies in the aquaculture industry, as well as processing companies, seafood distributors and grocery retailers, were served with a Notice of Violation, by the Attorney General, State of California, on January 30, 2004. The alleged violation is for sale of salmon without warning labels regarding polychlorinated biphenyl ("PCB") content. This is a so-called "Proposition 65" proceeding under Californian Law.

The outcome of this action is uncertain, and this could end with decree by the court that salmon as merchandise has to carry certain labels indicating the PCB content. It is also possible that the companies subject to this proceeding become liable for a monetary fine.

In April 2003, two lawsuits were filed against Stolt Sea Farm pertaining to its operations in the Broughton Archipelago, British Columbia. Both actions were brought in the name of aboriginal organizations. The lawsuit filed in the Federal Court of Canada seeks to set aside the decision of the Minister of Fisheries and Oceans to permit the relocation of an aquaculture site from Eden Island to Humphrey Rock. The other, filed in the Supreme Court of British Columbia, seeks damages and other relief arising from the stocking of aquaculture facilities in territory claimed to be subject to aboriginal title of the plaintiffs. In this action, the plaintiffs have given notice of an intention to apply for an interlocutory injunction to restrain the continuance of aquaculture operations pending resolution of the dispute. The federal and provincial governments and Heritage Salmon Ltd. are co-defendants in the suit along with Stolt Sea Farm. Both actions are being vigorously defended by all named defendants, and the Company has not made any provision for any liability related to these actions in the accompanying consolidated financial statements.

General

The Company expenses legal costs as incurred.

The ultimate outcome of governmental and third party legal proceedings, as described above, are inherently difficult to predict. It is reasonably possible that actual expenses and liabilities could be incurred in connection with both asserted and unasserted claims in a range of amounts that cannot reasonably be estimated. It is possible that such expenses and liabilities could have a material adverse affect on the Company's consolidated financial statements.

The Company is a party to various other legal proceedings arising in the ordinary course of business. The Company believes that none of the matters covered by such legal proceedings, except as disclosed herein, will have a material adverse effect on the Company's business, results of operations, or financial condition other than as disclosed specifically herein.

The Company's operations are affected by U.S. and foreign environmental protection laws and regulations. Compliance with such laws and regulations entails considerable expense, including ship modifications and changes in operating procedures.

21. Minority Interest

The minority interest in the consolidated balance sheets and consolidated statements of operations of the Company primarily reflects the minority interest in SOSA. The Company's economic ownership in SOSA increased from 53% as of November 30, 2001 to 63.5% in the year ended November 30, 2002, and remained at 63.5% in the year ended November 30, 2003. Minority interest in SOSA amounted to $39.1 million and $191.7 million as of November 30, 2003 and 2002, respectively, of the total amount included in the consolidated balance sheet of $52.4 million and $203.1 million as of November 30, 2003 and 2002, respectively. The remaining amounts of minority interest primarily represent the SOSA portion of minority partners' interest of 33.3% in Alto Mar Girassol and 37% in Paragon Engineering Holdings Inc.

22. Pension and Benefit Plans

Certain of the U.S. and non-U.S. subsidiaries of the Company have non-contributory pension plans covering substantially all of their shore-based employees. The most significant plans are defined benefit plans. Benefits are based on each participant's length of service and compensation.

SNTG provides pension benefits to ship officers employed by SNTG. Group single premium retirement contracts were purchased whereby all accrued pension liability through June 30, 1986 was fully funded. It is SNTG's intention to fund its liability under this plan and it is considering various investment alternatives to do this.

Net periodic benefit costs for the Company's defined benefit retirement plans (including a retirement arrangement for one of the Company's directors) and other post-retirement benefit plans for the years ended November 30, 2003, 2002, and 2001, consist of the following:

For the years ended November 30,

	2003	2002	2001	**2003**	2002	2001
(in thousands)	Pension Benefits			Other Post-retirement Benefits		
Components of Net Periodic Benefit Cost:						
Service cost	**$ 6,988**	$ 4,957	$ 4,759	**$ 381**	$ 223	$ 249
Interest cost	**9,092**	8,675	7,758	**833**	626	488
Expected return on plan assets	**(6,814)**	(7,186)	(5,593)	**–**	–	–
Amortization of unrecognized net transition liability	**223**	563	695	**122**	127	178
Amortization of prior service cost	**(19)**	(209)	452	**10**	10	14
Recognized net actuarial loss (gain)	**1,655**	132	237	**154**	–	(98)
Gain recognized due to curtailment	**–**	10	(156)	**–**	–	–
Net periodic benefit cost	**$11,125**	$ 6,942	$ 8,152	**$1,500**	$ 986	$ 831

U.S. based employees retiring from SNTG after attaining age 55 with at least ten years of service with SNTG are eligible to receive post-retirement health care coverage for themselves and their eligible dependents. These benefits are subject to deductibles, co-payment provisions, and other limitations. SNTG reserves the right to change or terminate the benefits at any time.

The following tables set forth the change in benefit obligations for the Company's defined retirement plans and other post-retirement plans and the change in plan assets for the defined benefit retirement plans. There are no plan assets associated with the other post-retirement plans.

For the years ended November 30,

(in thousands)	2003 Pension Benefits	2002 Pension Benefits	2003 Other Post-retirement Benefits	2002 Other Post-retirement Benefits
Change in Benefit Obligation:				
Benefit obligations at beginning of year	**$137,305**	$122,219	**$ 11,254**	$ 7,110
Service cost	**6,988**	4,957	**381**	223
Interest cost	**9,092**	8,675	**833**	626
Benefits paid	**(4,534)**	(5,015)	**(391)**	(605)
Plan participant contributions	**379**	66	–	–
Acquisitions/divestitures	–	(1,198)	–	(508)
Foreign exchange rate changes	**5,366**	4,164	–	–
Plan amendments	**845**	63	–	–
Curtailments and settlements	**771**	784	–	–
Actuarial (gains) and losses	**13,560**	2,590	**2,825**	4,408
Benefits obligation at end of year	**$169,772**	$137,305	**$ 14,902**	$ 11,254

For the years ended November 30,

(in thousands)	2003 Pension Benefits	2002 Pension Benefits
Change in Plan Assets:		
Fair value of plan assets at beginning of year	**$ 85,331**	$ 75,898
Actual return on plan assets	**9,931**	(1,492)
Company contributions	**18,559**	11,287
Plan participant contributions	**514**	496
Foreign exchange rate changes	**(1,113)**	3,546
Curtailments and settlements	–	264
Benefits paid	**(4,377)**	(4,902)
Acquisitions/divestitures	–	182
Plan amendments	–	52
Fair value of plan assets at end of year	**$108,845**	$ 85,331

Amounts recognized in the Company's consolidated balance sheets consist of the following:

As of November 30,

(in thousands)	2003 Pension Benefits	2002 Pension Benefits	2003 Other Post-retirement Benefits	2002 Other Post-retirement Benefits
Funded status of the plan	**$ (60,927)**	$ (51,974)	**$(14,902)**	$(11,254)
Unrecognized net actuarial loss (gain)	**44,897**	30,812	**4,731**	2,019
Unrecognized prior service cost	**1,871**	1,566	**9**	19
Unrecognized net transition liability	**(21)**	20	**1,098**	1,220
Measurement date to year-end	**681**	20	**40**	81
Net amount recognized	**$ (13,499)**	$ (19,556)	**$ (9,024)**	$ (7,915)
Prepaid benefit cost	**$ 22,246**	$ 1,191	**$ –**	$ –
Accrued benefit liability	**(48,322)**	(39,657)	**(9,024)**	(7,915)
Intangible asset	**1,494**	3,441	–	–
Accumulated other comprehensive loss, including SOSA minority interest portion	**11,083**	15,469	–	–
Net amount recognized	**$ (13,499)**	$ (19,556)	**$ (9,024)**	$ (7,915)

83 of 95

As of November 30, (in thousands)	2003	2002	2001	2003	2002	2001
		Pension Benefits			Other Post-retirement Benefits	
Weighted-Average Assumptions						
Discount rate	**5.94%**	6.50%	7.06%	**6.00%**	6.75%	7.50%
Expected long-term rate of return on assets	**5.54%**	7.54%	8.89%	**–%**	–%	–%
Rate of increase in compensation levels	**5.55%**	3.85%	4.08%	**4.00%**	4.50%	5.00%

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets of pension plans with accumulated benefit obligations in excess of plan assets were $155.6 million, $137.4 million, and $96.9 million, respectively, as of November 30, 2003 and $118.2 million, $107.5 million, and $66.8 million respectively, as of November 30, 2002.

Health care cost trends assume an 11.5% annual rate of increase in the per capita cost of covered health care benefits for 2004, grading down gradually each year, reaching an ultimate rate of 5.0% in 2013 and remaining at that level thereafter. The effect of a 1% change in these assumed cost trends on the accumulated post-retirement benefit obligation at the end of 2003 would be an approximate $0.5 million increase or an approximate $0.6 million decrease and the effect on the aggregate of the service cost and interest cost of the net periodic benefit cost for 2003 would be an approximate $0.1 million increase or an approximate $0.1 million decrease.

The Company also provides defined contribution plans to certain of its qualifying employees. Company contributions charged to expense for these plans were $6.6 million, $6.7 million and $3.6 million in 2003, 2002 and 2001, respectively.

23. Capital Stock, Founder's Shares and Dividends Declared

The Company's authorized share capital consists of 120,000,000 Common shares, no par value, and 30,000,000 Founder's shares, no par value. Under the Luxembourg Company law, Founder's shares are not considered as representing capital of the Company.

In addition to the authorized Common shares and Founder's shares of the Company set forth above, an additional 1,500,000 Class B shares, no par value, have been authorized for the sole purpose of the issuance of options granted under the Company's existing stock option plans, and may not be used for any other purpose. The rights, preferences and priorities of such Class B shares are set forth in the Articles of Incorporation. All such Class B shares convert to Common shares immediately upon issuance. Such authorized Class B shares and all of the rights relating thereto shall expire, without further action, on December 31, 2009.

Except for matters where applicable law requires the approval of both classes of shares voting as separate classes, Common shares and Founder's shares vote as a single class on all matters submitted to a vote of the shareholders, with each share entitled to one vote.

Under the Articles of Incorporation, holders of Common shares and Founder's shares participate in annual dividends, if any are declared by the Company, in the following order of priority: (i) $0.005 per share to Founder's shares and Common shares equally; and (ii) thereafter, all further amounts are payable to Common shares only. Furthermore, the Articles also set forth the priorities to be applied to each of the Common and Founder's shares in the event of a liquidation.

Under the Articles, in the event of a liquidation, all debts and obligations of the Company must first be paid and thereafter all remaining assets of the Company are paid to the holders of Common shares and Founder's shares in the following order of priority: (i) Common shares ratably to the extent of the stated value thereof (i.e. $1.00 per share); (ii) Common shares and Founder's shares participate equally up to $0.05 per share; and (iii) thereafter, Common shares are entitled to all remaining assets.

The Company's share reclassification was approved at an extraordinary general meeting of shareholders on March 6, 2001 and became effective on March 7, 2001. The objective of the reclassification was to create a simplified and more transparent share capital structure that gives all shareholders a vote on all matters, and results in only one class of publicly traded shares. The reclassification converted the Company's outstanding non-voting Class B shares to Common shares on a one-for-one basis. The existing class of Founder's shares remain outstanding and continue to constitute 20% of the issued voting shares (Common and Founder's shares) of the Company. The holders of the Founder's shares agreed to relinquish certain special voting rights formerly enjoyed by the Founder's shares including, for example, a separate class vote for merger transactions. The Founder's shares have only nominal economic rights and are not considered part of the share capital of the Company.

The Common shares are listed in Norway on the Oslo Børs and trade as ADRs in the United States on NASDAQ.

After shareholders' approval of the reclassification, SNSA had 54.9 million outstanding Common shares (which exclude 7.7 million Treasury Common shares). SNSA also had 13.7 million outstanding Founder's shares (which exclude 1.9 million Treasury Founder's shares). The share reclassification did not change the underlying economic interests of existing shareholders. The accompanying financial statements and all information in the notes thereto have been restated to give retroactive impact to the share reclassification.

In January 2004, SNSA sold the 7.7 million Treasury Common shares in a private placement to non-affiliated institutional investors. The aggregate gross proceeds before expenses of $3 million amounted to $104 million, or approximately $13.50 per share. Upon completion of the issuance, SNSA had 62.6 million outstanding Common shares.

As of November 30, 2003, 13,737,346 Founder's shares had been issued to Mr. Jacob Stolt-Nielsen. Additional Founder's shares are issuable to holders of outstanding Founder's shares without consideration, in quantities sufficient to maintain a ratio of Common shares to Founder's shares of 4 to 1. Pursuant to Luxembourg law, Founder's shares are not considered to represent capital of SNSA. Accordingly, no stated values for these shares are included in the accompanying consolidated balance sheets.

Dividends are recognized in the accompanying financial statements upon final approval from the Company's shareholders or, in the case of interim dividends, as paid. No interim or final dividends for 2003 have been approved for payment by the Board of Directors. See Note 25, "Restrictions on Payment of Dividends" for further discussion.

Luxembourg law requires that 5% of the Company's unconsolidated net profits each year be allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of the stated capital of the Company, as represented by Common Shares, after which no further allocations are required until further issuance of shares.

The legal reserve may also be satisfied by allocation of the required amount at the issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal reserve for all outstanding Common shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of each issuance of new shares.

24. Stock Option Plan

The Company has a 1987 Stock Option Plan (the "1987 Plan") covering 2,660,000 Common shares and a 1997 Stock Option Plan (the "1997 Plan") covering 5,180,000 Common shares. No further grants will be issued under the 1987 Plan. Options granted under the 1987 Plan, and those which have been or may be granted under the 1997 Plan are exercisable for periods of up to ten years. The 1987 Plan and the 1997 Plan are administered by a Compensation Committee appointed by the Company's Board of Directors. The Compensation Committee awards options based on the grantee's position in the Company, degree of responsibility, seniority, contribution to the Company and such other factors as it deems relevant under the circumstances.

All Class B shares issued in connection with the exercise of options will immediately convert to Common shares upon issuance in accordance with the Company's share reclassification.

Options granted under both Plans may be exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the date of the grant. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary.

The following table reflects activity under the Plans for the years ended November 30, 2003, 2002 and 2001:

For the years ended November 30,

Common Share options	2003 Shares	2003 Weighted average exercise price	2002 Shares	2002 Weighted average exercise price	2001 Shares	2001 Weighted average exercise price
Outstanding at beginning of year	**1,691,838**	**$ 15.46**	1,128,438	$ 16.72	1,189,663	$ 16.63
Granted	**698,940**	**5.90**	605,400	13.10	–	–
Exercised	–	–	(6,475)	9.29	(41,425)	13.32
Canceled	**(100,515)**	**11.51**	(35,525)	16.19	(19,800)	18.88
Outstanding at end of year	**2,290,263**	**$ 12.72**	1,691,838	$ 15.46	1,128,438	$ 16.72
Exercisable at end of year	**1,157,413**	**$ 16.67**	1,102,488	$ 16.72	1,034,288	$ 16.41
Weighted average fair value of options granted		**$ 2.43**		$ 5.76		$ –

Class B options	2003 Shares	2003 Weighted average exercise price	2002 Shares	2002 Weighted average exercise price	2001 Shares	2001 Weighted average exercise price
Outstanding at beginning of year	**1,731,242**	**$ 13.91**	1,798,093	$ 13.89	1,311,481	$ 13.48
Granted	–	–	–	–	533,600	14.78
Exercised	–	–	(25,163)	11.25	(32,988)	11.73
Canceled	**(58,587)**	**11.36**	(41,688)	14.68	(14,000)	14.04
Outstanding at end of year	**1,672,655**	**$ 14.03**	1,731,242	$ 13.91	1,798,093	$ 13.89
Exercisable at end of year	**1,313,680**	**$ 13.84**	1,039,242	$ 13.80	736,393	$ 13.97
Weighted average fair value of options granted		**$ –**		$ –		$ 6.40

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The fair value of each stock option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003 Common	2002 Common	2001 Class B
Risk-free interest rates	**3.8%**	5.4%	5.0%
Expected lives (years)	**6.5**	6.5	6.5
Expected volatility	**45.5%**	43.0%	41.8%
Expected dividend yields	**2.0%**	1.6%	1.4%

The following table summarizes information about stock options outstanding as of November 30, 2003:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
Common Shares options:					
$20.13–22.50	352,350	4.06	$ 20.14	352,350	$ 20.14
$16.88–19.08	377,113	2.42	18.28	377,113	18.28
$ 5.90–13.17	1,560,800	7.14	9.70	427,950	12.39
	2,290,263	5.89	$ 12.72	1,157,413	$ 16.67
Class B options:					
$19.08–22.13	117,125	2.17	$ 19.18	116,475	$ 19.17
$14.63–17.73	1,063,976	6.09	15.09	705,651	15.28
$ 9.88– 13.17	491,554	3.77	10.50	491,554	10.50
	1,672,655	5.14	$ 14.03	1,313,680	$ 13.84

25. Restrictions on Payment of Dividends

On an annual basis, Luxembourg law requires an appropriation of an amount equal to at least 5% of SNSA's unconsolidated net profits, if any, to a "legal reserve" within shareholders' equity, until such reserve equals 10% of the issued share capital of SNSA. This reserve is not available for dividend distribution. SNSA's Capital stock and Founder's shares have no par value. Accordingly, SNSA has assigned a stated value per Common share of $1.00. At November 30, 2003, this legal reserve amounted to approximately $6.3 million based on Common shares issued on that date. Advance dividends can be declared, up to three times in any fiscal year (at the end of the second, third and fourth quarters), by the Board of Directors; however, they can only be paid after the prior year's financial statements have been approved by SNSA's shareholders, and after a determination as to the adequacy of amounts available to pay such dividends has been made by its independent statutory auditors in Luxembourg. Final dividends are declared by the shareholders once per year at the annual general meeting; both advance and final dividends can be paid out of any SNSA earnings, retained or current, as well as paid-in surplus, subject to shareholder approval. Luxembourg law also limits the payment of stock dividends to the extent sufficient surplus exists to provide for the related increase in stated capital.

The Company's loan agreements provide for cumulative limitations on certain payments including dividend payments, share repurchases, and investments and advances to non-consolidated joint ventures and other entities. Based on such limitation, the Company is currently unable to pay any dividends, repurchase shares or make investments in or advances to joint ventures or other entities.

26. Financial Instruments

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, as of December 1, 2000, and has identified and designated all derivatives within the scope of SFAS No. 133, as amended by SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities."

This Statement established accounting and reporting standards in the U.S. requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

All of the Company's derivative activities are over the counter instruments entered into with major financial institutions for hedging the Company's committed exposures or firm commitments with major financial credit institutions. The Company holds foreign exchange forward contracts, and commodity and interest rate swaps, which subject the Company to a minimum level of risk. The Company does not consider that it has a material exposure to credit risk from third parties failing to perform according to the terms of hedge instruments.

The following foreign exchange contracts, maturing through November 2004, were outstanding as of November 30, 2003:

(in local currency, thousands)	Purchase	Sale
Singapore dollars	32,042	928
Norwegian kroner	24,852	5,217
British pounds sterling	18,380	–
Australian dollars	450	–
Japanese yen	–	1,011,952
Euro	–	8,558

The U.S. dollar equivalent of the currencies which the Company had contracted to purchase was $54.2 million, and to sell was $20.8 million, as of November 30, 2003.

The Company utilizes foreign currency derivatives to hedge committed and forecasted cash flow exposures. Substantially all of these contracts have been designated as cash flow hedges. The Company has elected non-hedge accounting treatment for the remaining contracts, which are immaterial. Hedges are evaluated for effectiveness and found to be effective. Forecasted cash flow hedge gains and losses are not recognized in income until maturity of the contract. Gains and losses of hedges of committed commercial transactions are recorded as a foreign exchange gain or loss.

The Company utilizes foreign currency swap contracts to hedge foreign currency debt into U.S. dollars. The Company also entered into an interest rate swap agreement to reduce some of the risk associated with variable rate debt by swapping to fixed rate debt. In addition, the Company entered into oil futures contracts to hedge a portion of its future bunker purchases. These derivatives have been designated as cash flow hedges in accordance with SFAS No. 133.

During the next twelve months, the Company estimates that $21.3 million of the net unrealized cash flow hedges from future commercial operating commitments will mature.

The following estimated fair value amounts of the Company's financial instruments have been determined by the Company, using appropriate market information and valuation methodologies. Considerable judgment is required to develop these estimates of fair value, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange:

As of November 30,

(in millions)	**2003 Carrying amount**	**2003 Fair value**	2002 Carrying amount	2002 Fair value
Financial Assets:				
Cash and cash equivalents	$ **150.0**	$ **150.0**	$ 22.9	$ 22.9
Restricted cash deposits	**27.5**	**27.5**	2.1	2.1
Financial Liabilities:				
Short-term bank loans	**479.4**	**479.4**	332.0	332.0
Long-term debt including current maturities, and related currency and interest rate swaps	**1,217.5**	**1,224.7**	1,326.0	1,299.7
Financial Instruments:				
Foreign exchange forward contracts	**2.7**	**2.7**	28.1	28.1
Interest rate swaps	**(3.1)**	**(3.1)**	–	–
Bunker hedge contracts	**1.3**	**1.3**	–	–

The carrying amount of cash and cash equivalents, restricted cash deposits and loans payable to banks are a reasonable estimate of their fair value. The estimated value of the Company's long-term debt is based on interest rates as of November 30, 2003 and 2002, using debt instruments of similar risk. The fair values of the Company's foreign exchange and bunker contracts are based on their estimated market values as of November 30, 2003 and 2002. Also, the Company's trade receivables and accounts payable as reported in the consolidated balance sheets approximate their fair value.

27. Business and Geographic Segment Information

The Company has three reportable segments from which it derives its revenues: SNTG, SOSA, and SSF. The revenues of OLL and SSL are included in the "Corporate and Other" category, as more fully described below. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The SNTG business provides worldwide logistic solutions for the transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids. Additional information is provided below that may contribute to a greater understanding of the SNTG business. SOSA provides engineering, flowline lay, construction, inspection, and maintenance services to the offshore oil and gas industry. SSF produces and markets seafood products. The "Corporate and Other" category includes corporate-related items, the minority interest in SOSA, and the results of OLL, SSL and all other operations not reportable under the other segments.

The basis of measurement and accounting policies of the reportable segments are the same as those described in Note 2, "Significant Accounting Policies." The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following table. Indirect costs and assets have been apportioned within SNTG on the basis of corresponding direct costs and assets. Interest and income taxes are not allocated.

Summarized financial information concerning each of the Company's reportable segments is as follows:

For the year ended November 30, 2003

(in millions)	Stolt-Nielsen Transportation Group Tankers	Tank Containers	Terminals	Total	Stolt Offshore	Stolt Sea Farm	Corporate and Other	Total
Operating revenue	$ 762	$255	$ 64	$1,081	$1,482	$462	$ 1	$3,026
Depreciation and amortization including drydocking and write-off of goodwill	(74)	(5)	(10)	(89)	(107)	(21)	(6)	(223)
Equity in net (loss) income of non-consolidated joint ventures	(3)	–	(7)	(10)	–	(1)	–	(11)
Restructuring charges	(2)	–	–	(2)	(16)	–	–	(18)
Impairment of tangible fixed assets	–	–	–	–	(177)	–	–	(177)
Write-off of goodwill	–	–	–	–	–	(2)	–	(2)
Income (loss) from operations	58	19	7	84	(380)	(64)	(10)	(370)
Interest expense	–	–	–	(50)	(28)	(22)	–	(100)
Interest income	–	–	–	3	3	1	–	7
Income tax (expense) benefit	–	–	–	–	1	(16)	–	(15)
Net income (loss)	–	–	–	38	(418)	(78)	142	(316)
Capital expenditures	11	2	24	37	22	29	–	88
Investments in and advances to non-consolidated joint ventures	47	2	45	94	43	2	–	139
Goodwill	–	1	–	1	6	28	8	43
Other intangible assets, net	–	–	–	–	–	29	2	31
Segment assets	$1,397	$102	$311	$1,810	$1,243	$520	$ 6	$ 3,579

For the year ended November 30, 2002

(in millions)	Stolt-Nielsen Transportation Group Tankers	Tank Containers	Terminals	Total	Stolt Offshore	Stolt Sea Farm	Corporate and Other	Total
Operating revenue	$ 747	$228	$ 58	$1,033	$1,437	$436	$ 2	$2,908
Depreciation and amortization including drydocking and write-off of goodwill	(84)	(9)	(10)	(103)	(218)	(25)	(9)	(355)
Equity in net (loss) income of non-consolidated joint ventures	4	–	5	9	5	–	–	14
Restructuring charges	(10)	–	–	(10)	–	–	–	(10)
Write-off of goodwill	–	(3)	–	(3)	(106)	(8)	(1)	(118)
Income (Loss) from operations	83	19	19	121	(124)	(28)	(18)	(49)
Interest expense	–	–	–	(58)	(19)	(19)	–	(96)
Interest income	–	–	–	1	1	1	–	3
Income tax expense	–	–	–	(9)	(8)	(1)	–	(18)
Net income (loss)	–	–	–	56	(152)	(45)	38	(103)
Capital expenditures	17	3	19	39	55	29	–	123
Investments in and advances to non-consolidated joint ventures	45	1	53	99	29	3	–	131
Goodwill, net	–	1	–	1	6	30	7	44
Other intangible assets, net	–	–	–	–	5	35	2	42
Segment assets	$1,436	$118	$274	$1,828	$1,459	$495	$ 5	$3,787

For the year ended November 30, 2001

(in millions)	Stolt-Nielsen Transportation Group: Tankers	Tank Containers	Terminals	Total	Stolt Offshore	Stolt Sea Farm	Corporate and Other	Total
Operating revenue	$ 818	$214	$ 79	$1,111	$ 1,256	$ 374	$ 1	$2,742
Depreciation and amortization including drydocking	(96)	(7)	(11)	(114)	(108)	(13)	(4)	(239)
Equity in net (loss) income of non-consolidated joint ventures	(2)	–	2	–	12	1	–	13
Write-off of Comex trade name	–	–	–	–	(8)	–	–	(8)
Income from operations	97	18	36	151	36	–	(24)	163
Interest expense	–	–	–	(77)	(29)	(13)	–	(119)
Interest income	–	–	–	2	2	1	–	5
Income tax expense	–	–	–	(6)	(21)	(1)	–	(28)
Net income (loss)	–	–	–	70	(14)	(14)	(18)	24
Capital expenditures	43	9	58	110	63	26	4	203
Investments in and advances to non-consolidated joint ventures	40	1	50	91	36	3	–	130
Goodwill, net	–	1	–	1	122	36	28	187
Other intangible assets, net	–	–	–	–	–	34	1	35
Segment assets	$1,574	$151	$264	$1,989	$1,560	$414	$ 9	$3,972

The following table sets out operating revenue by country for the Company's reportable segments. SNTG operating revenue is allocated on the basis of the country in which the cargo is loaded. Tankers and Tank Containers operate in a significant number of countries. Revenues from specific foreign countries which contribute over 10% of total operating revenue are disclosed separately. SSF operating revenue is allocated on the basis of the country in which the sale is generated. SOSA operating revenue is primarily allocated based on the geographic distribution of its activities, along with a Corporate category that includes all activities that serve more than one geographic region.

For the years ended November 30, (in millions)	2003	2002	2001
Operating Revenue:			
Stolt-Nielsen Transportation Group — Tankers:			
United States	$ 237	$ 248	$ 245
South America	60	70	74
Netherlands	43	39	48
Other Europe	145	116	135
Malaysia	71	68	68
Other Asia	78	109	148
Middle East	44	35	36
Africa	54	51	40
Other	30	11	24
	$ 762	$ 747	$ 818
Stolt-Nielsen Transportation Group — Tank Containers:			
United States	$ 84	$ 72	$ 68
South America	8	9	9
France	23	22	22
Other Europe	65	63	54
Japan	15	14	12
Other Asia	50	39	38
Other	10	9	11
	$ 255	$ 228	$ 214
Stolt-Nielsen Transportation Group — Terminals:			
United States	$ 55	$ 49	$ 71
Brazil	9	9	8
	$ 64	$ 58	$ 79
Stolt Offshore:			
Asia Middle East (AME)	$ 27	$ 26	$ 39
North America and Mexico (NAMEX)	201	190	277
Northern Europe and Canada (NEC)	387	336	326
Africa and Mediterranean (AFMED)	674	703	520
South America (SAM)	56	52	50
Corporate	137	130	44
	$1,482	$ 1,437	$ 1,256

For the years ended November 30, (in millions)	2003	2002	2001
Stolt Sea Farm:			
United States	$ 125	$ 97	$ 99
Canada	3	12	18
Chile	15	8	7
United Kingdom	18	17	19
Norway	25	14	19
Spain	18	15	14
France	8	7	10
Belgium	10	8	9
Other Europe	23	19	20
Japan	144	184	138
Singapore	25	20	8
Taiwan	12	12	9
Other Asia	36	21	3
Other	–	2	1
	$ 462	$ 436	$ 374

During the year ended November 30, 2003, three customers of SOSA accounted for more than 10% of the Company's revenue. The revenue from SOSA's three largest customers was $651.0 million and was attributable to the AFMED, NEC, NAMEX and AME regions.

The following table sets out long-lived assets by country for the Company's reportable segments. For SNTG, long-lived assets by country are only reportable for the Terminals operations. SNTG's Tanker and Tank Container operations operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for Tankers amounted to $1,156 million and $1,249 million, and for Tank Containers amounted to $53 million and $56 million, at November 30, 2003 and 2002, respectively. A large proportion of SOSA long-term assets are mobile assets that are utilized globally, and therefore cannot be directly attributed to any one geographical region. These long-term assets are represented as Corporate in the SOSA table below.

As of November 30, (in millions)	2003	2002
Long-Lived Assets:		
Stolt-Nielsen Transportation Group— Terminals:		
United States	$ 174	$ 158
Brazil	37	37
Singapore/China	24	34
Korea	17	17
Others	4	4
	$ 256	$ 250
Stolt Offshore:		
Asia Middle East (AME)	$ 15	$ 12
North America and Mexico (NAMEX)	41	66
Northern Europe and Canada (NEC)	25	26
Africa and Mediterranean (AFMED)	238	313
South America (SAM)	60	69
Corporate	212	364
	$ 591	$ 850

As of November 30,

(in millions)	2003	2002
Stolt Sea Farm:		
United States	$ 9	$ 10
Canada	27	26
Chile	19	20
United Kingdom	6	7
Norway	28	28
Spain	18	10
Other	10	6
	$117	$107

Long-lived assets include fixed assets, investments in non-consolidated joint ventures and certain other non-current assets, mainly the unamortized portion of capitalized drydock costs. Long-lived assets exclude long-term restricted cash deposits, long-term deferred tax assets, long-term pension assets, goodwill, and intangibles.

28. Subsequent Events

SOSA has been informed by the U.S. Securities and Exchange Commission (SEC) that it is conducting an informal inquiry into SOSA's revenue recognition policies and practices with respect to claims and variation orders. The SEC has requested that SOSA voluntarily produce information and documents in response to the inquiry and SOSA is cooperating fully with the SEC.

On December 18, 2003, an agreement was reached with the SOSA customer on the Offshore Gas Gathering System ("OGGS") project in Nigeria. The parties agreed that this agreement would cover all claims of whatever nature, whether formally made or not, and all facts and circumstances as at November 30, 2003 which may give rise to any claims whatsoever under the OGGS project contract. In addition, it was agreed that SOSA would perform the outstanding work as stipulated under the contract. SOSA has received a total of $43.8 million in cash and expects to receive a further $1.2 million in the third quarter of 2004. The impact of this settlement was accounted for as a receivable in 2003.

On December 31, 2003, the SOSA pipelay ship Polaris dropped a pipeline which it was laying for the Bonga project in Nigeria. No accounting provision has been made for any resulting losses, which will depend on the insurance reimbursement through the customer's "Builder's all risk policy." SOSA management believes that it will successfully obtain reimbursement (estimated at up to $20 million) under the customer's policy. There will be an additional loss of potential income of up to $5 million as a result of non-achievement of milestone bonuses, none of which had yet been recorded as income. The Bonga project was 71% complete as at November 30, 2003, with an estimated revenue at completion of $249.5 million. This is a loss making contract, and therefore the full forecast loss at completion is accrued in SOSA's result for 2003.

On January 26, 2004, the Company sold 7.7 million Common shares, with an aggregate gross value of $104 million to non-affiliated investors. The Common shares, which were held in treasury, were priced at 92.75 Norwegian Kroner per share, or approximately $13.50 per share.

On January 28, 2004, SOSA reached agreement with Burullus Gas Company of Egypt for the settlement of unagreed variation orders on the Burullus project. The impact of this settlement have been included in the results for 2003. Substantially all of the proceeds from the settlement have been received in cash, and were included in receivables as of November 30, 2003. The settlement includes notice of final acceptance for all work except for the obligation on SOSA to complete repairs to the 24 inch export pipeline for an additional agreed contracted sum.

On February 12, 2004, SOSA and certain of its subsidiaries entered into a New Bonding Facility with certain financial institutions for the issuance of bank guarantees of up to $100 million. The issuance of bank guarantees under this New Bonding Facility is subject to a number of conditions, and is available to SOSA for a period of 18 months.

On February 18, 2004, SOSA announced the award of the Greater Plutonio contract. The contract was awarded by British Petroleum (BP) to a consortium SOSA formed with Technip. The total value of the contract was $730 million, of which SOSA's share is approximately $550 million. The Greater Plutonio project involves the engineering, procurement, fabrication, and installation of umbilicals, risers and flowlines for the development offshore in Angola (AFMED region). Many of the construction activities will take place at depths of 1,200 to 1,500 meters. SOSA expects that activities on this project will continue through 2007.

On February 20, 2004, SOSA and its Sonastolt joint venture sold to Oceaneering International Inc. their ROV Drill Support Business, consisting of a fleet of 44 ROVs and certain ancillary equipment, together with related contracts and employees, for approximately $48 million. The sale resulted in a gain of $5.5 million to SOSA, and was recorded in the first quarter of 2004. The sale realized approximately $28 million in cash to SOSA after eliminating the joint venture partners' interests and transaction costs. Further cash was received from the joint venture in the form of dividends and loan repayments.

As of November 30, 2003, and through January 31, 2004, the Company held a 63.5% economic interest and 69.2% voting interest in SOSA, resulting in full consolidation of SOSA's financial statements in the Company's consolidated balance sheet and statement of operations with recognition of the minority interest in SOSA in each statement. On February 13, 2004, a private placement of 45.5 million new SOSA Common shares was offered to European investors not affiliated with the Company at a subscription price of $2.20 per share, resulting in cash proceeds of approximately $100 million, prior to expenses, to SOSA. In addition, all 34 million SOSA Class B shares owned by the Company were converted to 17 million new SOSA Common shares. On February 19, 2004, the Company sold 2 million of its previously directly owned SOSA Common shares in a private placement transaction to an unaffiliated third party. The shares were sold at the then current market price of 24 Norwegian Kroner per share with proceeds of $6.7 million received on February 25, 2004. The above transactions reduced the Company's economic and voting interest in SOSA to 41.1% as of February 29, 2004 (the end of the fiscal first quarter), resulting in the deconsolidation of SOSA as of mid-February 2004. The equity method of accounting for the remaining SNSA investment in SOSA has been applied subsequent to deconsolidation.

On March 30, 2004, the Company entered into a five-year $130 million revolving credit facility arranged by a consortium led by Deutsche Bank AG. The facility was initially used toward repayment of an existing revolving credit facility led by DnB NOR, which was originally due on November 26, 2003, and was extended by agreement with the banking group. The interest rate paid on the facility ranges from a rate of LIBOR+1.5% to LIBOR+1.9%, based on the Company's Consolidated Debt to Consolidated EBITDA ratio.

On April 20, 2004, the Company completed a previously announced debt for equity swap, under which SNTG subscribed for an additional 22,727,272 Common shares of SOSA, in consideration for the cancellation of $50 million of subordinated loans to SOSA.

29. Note Holders Settlement

On February 20, 2004, the waiver agreement with respect to the Company's Senior Notes was terminated. Representatives of the Senior Note holders informed the Company that the Senior Note holders believed that upon termination of the waiver agreement and the deconsolidation of SOSA, SNTG Ltd. (Liberia) was in breach of each of its: (i) leverage covenant; (ii) limitations on dividends and stock purchases; (iii) limitations on consolidations and mergers and sales of assets; and (iv) guarantees under the Senior Note agreements. The representatives did not provide specific details in support of such allegations. The Company informed the representatives of the Senior Note holders that it disagreed with these assertions. On June 16, 2004, the Company resolved the dispute with its Senior Note holders regarding the asserted defaults under the Senior Notes and entered into an agreement to amend the Senior Notes (the "Amendment Agreement"). Pursuant to the Amendment Agreement, a permanent waiver was granted by the Senior Note holders in respect of the defaults they asserted.

The Amendment Agreement also provided the Company with a $50 million restricted payment basket for investments in joint ventures and other new joint ventures (other than investments in SOSA). Of this basket, $25 million would be available on the modification of the Senior Notes as contemplated in the Amendment Agreement and the remaining $25 million would become available when the Company makes all scheduled amortization payments due on the Senior Notes in 2005.

In return for the waiver granted by the Senior Note holders and the increase in the permitted investment basket, the Company agreed to pay an aggregate consent fee of approximately $1.3 million and additional annual fees equal to, at the time of determination, 1% of the outstanding principal amount of the Senior Notes. In addition, the Company has granted the Senior Note holders a security interest in its SOSA and SSF shares and certain intercompany balances owed to the Company by SSF.

Pursuant to the Amendment Agreement, the 1% fee will be reduced by 50% after the 2005 amortization payments are made if the Senior Note holders do not agree at that time to release all of the collateral under the Senior Notes, at the Senior Note holders' option. Upon the reduction of the principal amount of the Senior Notes to $200 million or less, the collateral shall be released to the extent that the value of the collateral exceeds 125% of the aggregate principal amount of the Senior Notes, it being understood that if at any time after such release the value of the collateral drops below 110% of the aggregate principal amount of the Senior Notes, the Company must either (i) provide additional collateral or (ii) offer to repay an amount of Senior Notes at par, in each case, in order that the value of the collateral will be at least 125% of the aggregate principal amount of the Senior Notes. All collateral shall be released and the 1% or 0.50% fee, as the case may be, terminated if the Company receives an investment grade rating on the Senior Notes.

Common Shares Trading History (Unaudited)

For the year ended November 30,

	NASDAQ (U.S. dollars)				OSE (Norwegian kroner)			
2003	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
High	8.98	8.20	7.87	9.33	64.50	55.00	58.00	67.00
Low	5.20	5.72	6.06	7.80	39.20	42.00	41.50	54.00
	NASDAQ (U.S. dollars)				OSE (Norwegian kroner)			
2002	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
High	15.74	16.97	16.98	12.10	142.00	152.00	130.00	92.00
Low	12.28	14.26	11.44	6.21	112.00	126.00	84.50	47.00
	NASDAQ (U.S. dollars)				OSE (Norwegian kroner)			
2001	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
High	18.00	20.27	20.45	14.55	166.50	185.50	189.00	130.00
Low	15.75	14.94	14.45	10.50	130.00	136.00	128.00	93.00

Shareholder Information

Stock Listing
Common Shares — On Oslo Stock Exchange under symbol SNI and on NASDAQ as an American Depositary Shares ("ADS") under symbol SNSA

Shares Outstanding
(as of May 31, 2004)
Common Shares – 62,848,575

Country of Incorporation — Luxembourg

Annual General Meeting
July 7, 2004 at 2:00 PM
Services Généraux de Gestion S.A.
23, avenue Monterey
L-2086 Luxembourg

Internet Address
www.stolt-nielsen.com

Financial Information
Copies of press releases, quarterly earnings releases, annual report, and SEC Form 20-F are available on the internet at www.stolt-nielsen.com or by contacting:

Valerie Lyon
Stolt-Nielsen Ltd.
Aldwych House
71-91 Aldwych
London, WC2B 4HN UK
Telephone: 44 20 7611 8904
Fax: 44 20 7611 8965
E-Mail: vlyon@stolt.com

Investor Relations and Press Inquiries
Shareholders, securities analysts, portfolio managers, representatives of financial institutions, and the press may contact:

Richard M. Lemanski
Stolt-Nielsen Inc.
8 Sound Shore Drive
Greenwich, CT 06836 U.S.
Telephone: 1 203 625 3604
Fax: 1 203 625 3525
E-Mail: rlemanski@stolt.com

Transfer Agent and Registrar
Common Shares — VPS
DnB NOR Bank ASA
Stranden 21
N-0250 Oslo 2 Norway
Telephone: 47 22 94 94 93
Fax: 47 22 48 11 71
E-Mail: grethe.nes@dnbnor.no

Depository Bank
Common Shares — ADRs
Citibank N.A.
ADR Department
111 Wall Street, 20th Floor
New York, NY 10005 U.S.
Telephone: 1 877 248 4237
www.citibank.com/adr

Auditors
Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281 U.S.

Dividends
Cash dividends are normally paid twice a year in U.S. dollars. No interim or final dividends for 2003 have been approved by the Board of Directors.

Design: Inc Design, incdesign.com Portions of this book printed on recycled paper.

Stolt-Nielsen S.A.

corporate addresses

Stolt-Nielsen S.A.

c/o Stolt-Nielsen Ltd.
Aldwych House
71-91 Aldwych
London WC2B 4HN UK
Tel: 44 20 7611 8960
Fax: 44 20 7611 8965

www.stolt-nielsen.com

Stolt-Nielsen Transportation Group Ltd.

c/o Stolt-Nielsen Transportation Group B.V.
Karel Doormanweg 25, Havenno. 565
3115 JD Schiedam, The Netherlands
Tel: 31 10 299 6666
Fax: 31 10 299 6665

www.sntg.com

Stolt Offshore S.A.

c/o Stolt Offshore M.S. Ltd.
Dolphin House
Windmill Road, Sunbury-on-Thames
Middlesex TW16 7HT UK
Tel: 44 19 3277 3700
Fax: 44 19 3277 3701

www.stoltoffshore.com

Stolt Sea Farm Holdings Plc

c/o Stolt Sea Farm A.S.
Grev Wedels Plass 5
P.O. Box 370 Sentrum
0102 Oslo, Norway
Tel: 47 22 40 14 00
Fax: 47 22 40 14 14

www.stoltseafarm.com

SeaSupplier Ltd.

c/o SeaSupplier Ltd.
Stolt-Nielsen Inc.
8 Sound Shore Drive
Greenwich, CT 06836 U.S.
Tel: 1 203 625 3602
Fax: 1 203 625 3921

www.seasupplier.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2004

STOLT-NIELSEN S.A.

By [signature]

Alan B. Winsor, Attorney-in-Fact